Exhibit 99.1

LEADING SOLUTIONS FOR SUSTAINABLE AGRICULTURE	Annual Report 2020

About this report:

You can find this report and information on Nutrien on our website at nutrien.com.

While we include certain non-financial information in this report, more detailed information on our sustainability strategy and performance is provided on our website at nutrien.com/sustainability.

The Corporate Overview and Letter from the President and CEO contain certain non-IFRS financial measures which do not have a standard meaning under IFRS including:

•  Adjusted EBITDA and related guidance

•  Adjusted net earnings per share

•  Free cash flow and free cash flow including changes in non-cash operating working capital

•  Retail adjusted EBITDA per US selling location

•  Retail adjusted average working capital to sales

•  Retail cash operating coverage ratio

•  Potash cash cost of product manufactured

For definitions, further information and reconciliation of these measures to the most directly comparable measures under IFRS, see the “Non-IFRS Financial Measures“ section.

See the “Terms and Definitions“ section for definitions, abbreviations and terms used in this annual report.

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

LEADING SOLUTIONS FOR SUSTAINABLE AGRICULTURE

Supporting growers in their pursuit to feed the future is ingrained in everything we do. Nutrien is helping growers around the world to do more, grow more, feed more – all in an increasingly innovative and sustainable way.

More than 200 million people have been added to the global population since 2018, and Nutrien is focused on supporting growers to meet the challenge of feeding this growing world. We will continue to work in lockstep with growers and other stakeholders to meet the challenge of feeding another 2 billion people expected to be added to the global population over the next 30 years.

Nutrien is reshaping what it means to be an agricultural input provider and we are developing tools and solutions to enhance agricultural productivity and sustainability practices. We built a groundbreaking digital platform, we offer innovative products and solutions that address a changing agriculture landscape and we introduced our revolutionary end-to-end Carbon Program.

Supported by our unique and advantaged position across the agricultural value chain, Nutrien will be unrelenting in our pursuit of offering Leading Solutions for Sustainable Agriculture to feed the future.

2 BILLION	ADDITIONAL PEOPLE TO FEED BY 2050	#1	AGRICULTURE RETAILER GLOBALLY BY SIZE	#1	LARGEST POTASH PRODUCER BY CAPACITY	A LEADER IN CARBON MANAGEMENT & SUSTAINABLE AGRICULTURE

Source: United Nations, Nutrien

2020	Nutrien Annual Report 1

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

GENERATING SUPERIOR LONG-TERM VALUE

Unique Competitive Advantages for Today and the Future

Nutrien is uniquely positioned with a value enhancing business model that we believe provides a clear path for superior returns for shareholders. We are delivering leading whole-acre solutions backed by world class assets, and we are shaping the agricultural landscape of tomorrow.

We expect to grow and optimize our business to deliver value that is under our control while our integrated business provides significant earnings leverage to strengthening agriculture and fertilizer fundamentals and prices.

GROWING OUR BUSINESS – UNDER OUR CONTROL Nutrien is committed to growing earnings through network optimization, cost management, expanded production, organic growth and accretive acquisitions.

NUTRIEN AG SOLUTIONS (“RETAIL”)

We are bolstering our position as the leading retail provider of crop inputs by staying focused on our grower customers.

We expect to deliver 3 percent organic adjusted EBITDA growth annually for the next three years, via customer value creation including deeper penetration of our proprietary product portfolio, growth in digital and financing capabilities, and optimization of our network and sustainability solutions.

We are executing on our accretive tuck-in strategy in the US and replicating our Retail model in underserved markets, such as Brazil, to leverage the benefits of our business to quickly add efficiencies, achieve synergies and deliver growth.

POTASH

We operate the most reliable, safe, and efficient Potash assets as part of a diverse and flexible mine network. This allows us to position the right tonnes at the right time and to minimize risk.

We are unique and advantaged, with 5 million tonnes of incremental available capacity and with the option to build an additional 5 million tonnes in brownfield expansion as needed – significantly more quickly and at a lower cost than any greenfield projects.

We are progressing our Next Generation Potash program, which is focused on using the latest mining automation and digital technologies from the mine face right through to the mill. This is expected to further lower our production cost per tonne and improve safety performance.

NITROGEN & PHOSPHATE

Our Nitrogen production network is low-cost and diversified, with opportunities to execute high-return and low-risk brownfield projects, expand our production of sustainability products and significantly lower our carbon footprint. Nutrien is already one of the largest producers of blue/low carbon ammonia in the world.

Operational initiatives in our Nitrogen and Phosphate businesses are expected to lower production costs per tonne, increase asset utilization and increase sales volumes.

Longer-term, we anticipate there could be significant growth potential for ammonia as a means to transport hydrogen as fuel, which we are well positioned to supply.

2 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

EARNINGS LEVERAGE

Nutrien has significant earnings leverage to improving agriculture and fertilizer fundamentals.

+$650M1	MORE THAN	+$100M
ESTIMATED ANNUAL IMPACT TO NUTRIEN ADJ. EBITDA FROM A $25/MT INCREASE IN FERTILIZER PRICES	ESTIMATED ANNUAL IMPACT TO NUTRIEN ADJ. EBITDA FROM AN ADDITIONAL 1MMT OF POTASH SALES VOLUMES

1 Excludes the impact of rising fertilizer prices on Nutrien Ag Solutions and provincial mining and production taxes.

FERTILIZER PRICES

Nutrien produces and distributes approximately 27 million tonnes of potash, nitrogen and phosphate annually which creates significant earnings leverage when fertilizer prices improve.

Fertilizer prices have begun to recover from cyclical lows and are now above 3 year average levels, but below greenfield project economics. Underlying fundamentals for potash and nitrogen in particular, are strengthening, providing tremendous earnings growth potential.

SALES VOLUMES

We have an additional 5 million tonnes of available potash capacity beyond existing production levels, a characteristic unique to Nutrien in the potash industry.

We expect to deploy this available capacity as global demand grows, increasing our sales volumes and further lowering our production costs per tonne.

FINANCIAL STRENGTH, STABILITY & CREDIBILITY

We believe Nutrien is the best positioned company in the agriculture input space with a track record of delivering growth, value and strong shareholder returns.

STRONG BALANCE SHEET & CASH FLOWS

Nutrien’s integrated business model provides a diversified earnings base, underpinned by stable growth in Nutrien Ag Solutions and earnings torque from Potash, Nitrogen and Phosphate.

This integrated model generates strong free cash flows, and facilitates efficient allocation of capital to grow our business while maintaining a strong balance sheet.

CREDIBILITY

Nutrien has a proven track record of execution including delivering company synergies, strategic growth and strong shareholder returns.

Our sights are aimed on growth and optimization of our existing business, forging a path for the future of agriculture while maximizing shareholder returns.

2020	Nutrien Annual Report 3

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 FINANCIAL & OPERATING HIGHLIGHTS

Committed to Growing, Optimizing and Delivering

We are raising expectations of what an agriculture company can be, by improving our business today and continually positioning ourselves for tomorrow.

1	ESG rating improvement from external rating agencies that provide a numeric score: MSCI ESG Rating, CDP Climate, S&P Global CSA, Sustainalytics ESG Risk ISS Quality Scores, FTSE Russell.
2	Cash cost of product manufactured.
3	Excludes Trinidad and Joffre.

FIND OUT MORE AT NUTRIEN.COM

4 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FINANCIAL & OPERATING SUMMARY

Year ended December 31

(millions of US dollars, except as otherwise noted)	2020	2019	Change (%)

Financial Performance

Sales	$20,908	$20,084	+4

Gross Margin	5,239	5,502	-5

Adjusted EBITDA	3,667	4,025	-9

Retail Adjusted EBITDA	1,430	1,231	+16

Potash Adjusted EBITDA	1,190	1,593	-25

Nitrogen Adjusted EBITDA	1,080	1,239	-13

Phosphate Adjusted EBITDA	232	194	+20

Earnings per Share	0.81	1.70	-52

Adjusted Net Earnings per Share	1.80	2.17	-17

Strategic Initiatives

Cash Provided by Operating Activities	$3,323	$3,665	-9

Free Cash Flow	$1,830	$2,157	-15

Dividend Payout/Free Cash Flow	56%	47%	+9

Adjusted Net Debt/Adjusted EBITDA	2.6x	2.5x	+4

Working Capital Ratio	1.4	1.2	+17

Retail Adjusted EBITDA to Sales	10%	9%	+1

Retail Adjusted Average Working Capital to Sales	15%	23%	-8

Retail Adjusted EBITDA per US Selling Location	$1.075	$0.967	+11

Retail Cash Operating Coverage Ratio[1]	61%	62%	-1

Potash Cash COPM per Tonne	$59	$63	-6

Ammonia Operating Rate	93%	91%	+2

Non-Financial Performance

CO2 Equivalent Captured (Mmt)	1.0	1.2	-17

Lost-Time Injury Frequency [2]	0.25	0.34	-26

Total Employees	23,100	22,300	+4

Voluntary Employee Turnover Rate [3]	9%	9%	–

Community Investment	$18	$17	+6

Environmental Incidents	23	23	–

1	Adjusted to reflect what the metric would have been prior to a reclassification of certain immaterial figures.

2	Frequency based for every 200,000 hours worked.

3	Based on regular full-time and part-time employees.

2020	Nutrien Annual Report 5

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

LETTER FROM THE PRESIDENT AND CEO

2020 will go down in the history books as a year like no other and I hope that as you are reading this you and your loved ones are safe and healthy. While virtually every person, community and sector of the economy has been impacted by COVID-19, demand for agriculture products and crop inputs has shown incredible resilience.

“We believe Nutrien is the best-positioned company in the ag sector to capitalize on improving market fundamentals.” Chuck Magro, President and Chief Executive Officer – Nutrien

The importance of food security and agriculture’s purpose to feed the world has never been more apparent and important. Nutrien continued to execute its strategy and again demonstrated stability with its business model which is built to weather market volatility. Nutrien is positioned to take advantage of the strengthening agricultural fundamentals we saw this past year and into 2021.

While COVID-19 created significant challenges for most companies globally, Nutrien successfully stuck to our strategy, stayed the course and demonstrated stability. In fact, thanks to the adaptability, resilience and stamina of our more than 23,000 employees worldwide, we were able to work together in an organized and proactive manner to allow Nutrien to not only weather the storm, but to continue to grow and strengthen our business. Having said this I recognize it’s been a very challenging year for people around the globe, including many of our employees and communities where we operate. At Nutrien, we strive to recognize and support our key stakeholders in a multitude of ways to address the challenges created by the global pandemic.

Our sector and Company have a responsibility to provide the world’s farmers with the crop inputs needed to grow and produce healthy and nutritious food. In fact, we did just that. At the outset of the pandemic we rolled out a comprehensive operating plan and have been adapting to new developments ever since. We implemented COVID-19 protocols across our operations to help protect and support our employees, and our facilities have been able to continue to operate at normal rates, and in many cases even above pre-COVID-19 levels. Virtually all of our corporate staff shifted to working from home in early 2020 and we expect that to continue until it is safe to return to our offices, which may vary by region. We also hosted frequent company-wide webcasts to ensure an open exchange of information with the Executive Leadership Team and all Nutrien employees, which is ongoing. We remain committed to helping ensure our employees and communities have the tools and support they need to weather this storm.

Looking into 2021, the outlook for our business shows significant strengthening in market fundamentals. This is supported by much stronger crop prices globally and

6 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

farmers’ cash margins above 9-year highs, which is due to a combination of strong global demand for grains and oilseeds and lower-than-expected crop production in 2020.

PROGRESS AND PERFORMANCE

Taking a step back for reflection, it has been three years since the formation of Nutrien and I believe the benefits of the merger are clearly evident. If you look at our 2017 combined historical adjusted EBITDA levels and adjust them for the lower average fertilizer prices in 2020, our 2020 adjusted EBITDA is $900 million higher – thanks primarily to the over $650 million in ongoing synergies we captured as a result of the merger. Furthermore, over this time we increased our dividend by 15 percent, bought back 12 percent of our common shares outstanding and have grown our Nutrien Ag Solutions business by over 20 percent – all while having one of the best health and safety records in the industry.

During 2020, we also made good progress toward our targets for virtually all of the key metrics that we identified in 2019, as we continue to focus on controlling our controllables. This included improved cash cost of production per tonne for potash and nitrogen, increasing Retail adjusted EBITDA per US selling location, stronger adjusted EBITDA margins for our Nutrien Ag Solutions business and improved Retail average working capital and cash operating coverage results.

We continued to grow Nutrien Ag Solutions in 2020, particularly in Australia, Brazil and the US. The Ruralco Holdings Limited (“Ruralco”) acquisition in Australia, which closed in late 2019, has been an exceptional acquisition as we have captured the originally identified $30 million in synergies ahead of schedule, and announced a further $20 million in synergies expected to be captured by the end of 2021. In Brazil, we made two acquisitions in 2020 and expect run-rate revenue in Brazil to surpass $500 million in 2021. We anticipate Brazil could generate $100 million in annual adjusted EBITDA within the next three years.

Another major success story this year was the acceptance and adoption of our leading Retail digital platform, where sales exceeded $1.2 billion in 2020 – more than double the goal of $500 million we had set at the start of the year. While the pandemic played a role in the rapid rate of use, we believe this strong and positive trend will continue, particularly given the new functionalities we expect to introduce.

Within our Potash operations we increased sales volumes by over 1 million tonnes this year, and took actions to further reduce our cash cost of production per tonne which resulted in record low results for Nutrien. The outlook for potash has improved for 2021, starting the year at much higher prices than the average in 2020, while remaining very affordable for growers. For our Nitrogen business, we achieved record high sales volumes in 2020 through higher combined ammonia operating rates at our North American facilities and the benefit from recent brownfield debottleneck expansions which were brought on-stream on time and on budget.

We sold our 26 percent equity position in the Misr Fertilizers Production Company S.A.E. (“MOPCO”) nitrogen facility in Egypt for $540 million, and expect to redeploy the proceeds to generate higher returns for shareholders. This is another example of our commitment to a continual and rigorous portfolio review to optimize our business.

OUR ESG AND SUSTAINABILITY GOALS

During 2020, we made great strides towards our goal to be the leader in sustainability in the global agriculture sector. That is one of the reasons our theme for this year’s Annual Report is “Leading Solutions for Sustainable Agriculture” and we have taken that challenge and opportunity to heart. We are working on our broader climate-smart strategy, with numerous investments made over the years to develop climate-friendly products and services. For example, Nutrien is one of the leading producers of blue/low carbon ammonia, with approximately 1 million tonnes of production capability. Looking back on 2020, we achieved an approximate 20 percent improvement in our overall ESG ratings, and made substantial progress compared to our peer groups. We expect to unveil a comprehensive long-term strategy, plans and targets in April 2021 to continue to demonstrate our leadership in this area.

In the area of safety, health and environment, I’m pleased to report that 2020 was our most successful year to date which meant we sent more workers home safe each day and maintained a low level of environmental incidents. We believe our safety culture and leadership are the primary drivers of these results. By focusing on prevention of incidents, increasing awareness through leadership presence, and creating an open dialogue environment, we improved performance. We expect to build on this year’s excellent results, as nothing is more important to me, the Nutrien Executive Leadership Team or the Board of Directors than the well-being of our people and the communities in which we operate.

2020	Nutrien Annual Report 7

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

In late 2020, Nutrien announced what we expect will be the world’s leading carbon management and sustainable agriculture program, and I believe we are uniquely positioned to offer the industry’s most comprehensive end-to-end carbon program. The program makes it easy for growers to adopt more sustainable agronomic practices that generate significant financial benefits for the grower, while also delivering positive carbon outcomes that can be seamlessly verified, thereby creating carbon credits that can be traded. We have the opportunity to leverage and further strengthen our trusted and direct relationship with growers across North and South America and Australia, with year-round and full-acre agronomic support and advice. Our position is further strengthened by our investments in our integrated digital hub, which streamlines data collection and the measurement of sustainability performance, leveraging one of the widest ranges of proprietary and third-party products and value-added services in the industry. Nutrien is well positioned to succeed and support all aspects of carbon credit generation and monetization given the breadth of our assets, capabilities, digital platform, industry leadership and access to and strong relationships with growers.

In the coming years I plan to call on companies and leaders across the agriculture industry, as well as governments, to come together to put in place the systems and policies needed to establish a new carbon economy for agriculture. We believe climate change is one of the world’s biggest issues.

From a people perspective, we are pleased to report the results of our 2020 employee engagement survey, where our overall engagement score was 89 percent, a leading score among peers. We are advancing efforts related to diversity and inclusion, and in 2020, we established a Global Inclusion Council of Senior Leaders from each business unit and geography. We also structured a new equity, diversity and inclusion (“EDI”) center of excellence which will be operationalized in the first quarter of 2021 and we will provide targets and goals. Lastly, in November Nutrien was named one of Canada’s Top Employers for the second year in a row. This is one of several awards and recognitions we have received recently, in addition to, Achievers 50 Most Engaged Workplaces, Canada’s Top Employers for Young People, Canada’s Best Diversity Employers and Saskatchewan’s Top Employer.

We also gave back to the communities in which we operate, particularly in this year of increased need. We contributed $18 million in community investment including approximately $2 million for hunger relief, working with over 200 charities supporting food programs in North America, Australia, South America and Trinidad. Disaster relief needs were also high this year and we donated nearly $250,000 to local communities impacted by fires in the Western US and Australia, as well those impacted by the Derecho storm in Iowa and hurricanes in the Southern US.

LOOKING AHEAD

We believe Nutrien is the best-positioned company in the ag sector to capitalize on improving market fundamentals, and to capture additional potash volume the market needs by using our 5 million tonnes of strategic available capacity. We have levers to grow our earnings significantly, with actions under our control and as market fundamentals continue to improve. We will benefit from stronger global agricultural markets and the expected improvement in the fertilizer cycle – and as always we will focus on what we can control and follow through on our commitments.

As the world’s largest provider of crop inputs, services and solutions, Nutrien has a vital role to play in producing more food and delivering on our purpose to Grow Our World from the Ground Up. 2020 has been a challenging year for everyone, including Nutrien’s over 23,000 employees globally, who by working together, have made a major contribution to feeding the world and delivering strong results through this pandemic. On behalf of the Board and the Executive Leadership Team, I want to thank our valued employees, customers and communities in which we operate for the commitment they have shown during these unprecedented times.

Thank You,

Chuck Magro

President and Chief Executive Officer

February 18, 2021

8 Nutrien Annual Report	2020

MANAGEMENT’S DISCUSSION & ANALYSIS As at and for the year ended December 31, 2020

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of February 18, 2021. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, recommends to the Board approval of this disclosure. The Board has approved this disclosure. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries. This MD&A is based on the Company’s audited consolidated financial statements for the year ended December 31, 2020 (“financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, unless otherwise stated.

This MD&A contains certain non-IFRS financial measures which do not have a standard meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Such non-IFRS financial measures include:

•  Adjusted EBITDA

•  Adjusted net earnings and adjusted net earnings per share

•  Adjusted EBITDA, adjusted net earnings per share and sustaining capital expenditures guidance

•  Free cash flow and free cash flow including changes in non-cash operating working capital

•  Potash cash cost of product manufactured

•  Ammonia controllable cash cost of product manufactured

•  Retail adjusted average working capital to sales

•  Retail adjusted average working capital to sales excluding Nutrien Financial

•  Retail cash operating coverage ratio

•  Retail normalized comparable store sales

•  Retail adjusted EBITDA per US selling location

•  Nutrien Financial net interest margin

•  Sustaining and investing capital expenditures

•  Gross margin excluding depreciation and amortization per tonne - manufactured

For definitions, further information and reconciliation of these measures to the most directly comparable measures under IFRS, see the “Non-IFRS Financial Measures” section.

Also see the cautionary statement in the “Forward-Looking Statements” section.

All references to per share amounts pertain to diluted net earnings (loss) per share. Financial data in this annual report are stated in millions of US dollars which is the functional currency of Nutrien and the majority of its subsidiaries unless otherwise noted. N/m indicates information that is not meaningful.

See the “Terms and Definitions” section for definitions, abbreviations and terms used in this annual report.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Annual Information Form for the year ended December 31, 2020, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

The information contained on or accessible from our website or any other website is not incorporated by reference into this MD&A or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities.

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NUTRIEN’S GLOBAL PROFILE

We operate globally & across the agriculture value chain

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products worldwide and we deliver leading solutions through the world’s premier Ag retail network, providing exceptional access to growers across three continents. We continue to enhance our production and distribution capabilities across multiple paths including the development of our leading digital platform in the Ag retail market. We operate in 13 countries with more than 23,000 employees globally.

Nutrien Ag Solutions ("Retail")	Potash	Nitrogen
~1,500 NORTH AMERICA LOCATIONS	20.6 MMT NAMEPLATE CAPACITY	14 PRODUCTION FACILITIES
>425 AUSTRALIA LOCATIONS	6 POTASH MINES	13 AMMONIA PLANTS
>35 BRAZIL LOCATIONS	~300 NORTH AMERICAN DISTRIBUTION POINTS	16 PRODUCTS PRODUCED
>70 OTHER LOCATIONS	>40 COUNTRIES SERVED	~60% FERTILIZER RELATED SALES

FIND OUT MORE

Nutrien Factbook	Nutrien Digital Video	Nutrien Ag Solutions	Potash Facility Tour

To view and download our Industry Factbook, visit https://www. nutrien.com/ resources	To view the Nutrien Digital video, visit https://www. youtube.com/watch?v=Swg06_ cjvno&feature=youtu.be	To view A Day in the Life of Nutrien Ag Solutions, visit https://www.youtube. com/watch?v=OnUF1e1Do_ A&t=70s	To view the Nutrien Potash Facility Tour, visit https://www.youtube.com/ watch?v=OFECEkOcb4w

10 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NUTRIEN’S STRATEGY

At Nutrien, our purpose is to Grow Our World from the Ground Up. Our unique mix of world-class assets and position across the agricultural value chain provides exceptional opportunities to create value.

Nutrien’s strategy is to strengthen our channel to the grower and improve our competitive position as the world’s largest crop input retailer through optimizing our world-class and low-cost production assets. We are focused on optimizing and investing in our business to create superior value for both shareholders and customers.

1 ENHANCING OUR LEADING POSITION

We focus on enhancing our world-class and low-cost potash and nitrogen production network and creating value and efficiencies through the integration of our supply chain. This includes the optimization and growth of the world’s largest Ag retail network. We develop and deliver value-enhancing whole-acre solutions to help growers produce abundant, healthy and sustainable food. These solutions include our comprehensive digital capabilities, agronomic tools and deep portfolio of proprietary products.

2 LEVERAGING TECHNOLOGY

We invest in new tools and solutions to help lower our costs, to drive efficiencies and safety and to better serve our customers, including the use of leading solutions for sustainable agriculture. We developed the leading digital agriculture retail platform that provides field planning, digital agronomy, e-commerce and sustainability solutions and we continue to expand our proprietary product portfolio. Our Next Generation Potash program continues to progress and we are executing initiatives in Nitrogen that leverage technology to lower production costs, increase efficiency and improve safety and sustainability results.

3 LEADING AG SUSTAINABILITY

Nutrien is focused on being a leader in reducing carbon emissions generated along the ag value chain. Nutrien’s Carbon Program creates the opportunity to financially reward growers who apply best practices and climate smart products, which is expected to drive a step change in agricultural sustainability and improved carbon management. By leveraging our unique relationship with the grower, we can deliver an end-to-end program where we can add value throughout.

At our nitrogen production facilities, we have the capability to produce approximately 1 million tonnes of blue/low carbon ammonia annually, we are planning to expand the production of sustainable products and we are further planning to reduce our carbon footprint through energy use efficiency and abatement projects. At our potash mines, we are planning to reduce our carbon footprint and lower our costs through self-generated electricity and heat, and we are progressing projects to improve water management.

4 GROWING RETURNS & FINANCIAL STABILITY

Nutrien is focused on creating long-term value for shareholders, including earnings growth. We believe much of this growth is within our control by investing in our world-class Retail business, growing nutrient production and optimizing the entire network. Our capital allocation policy prioritizes sustaining our assets, preserving the strength and resiliency of our balance sheet, supporting a sustainable and growing dividend and applying a rigorous compete-for-capital reinvestment strategy to maximize shareholder value.

2020	Nutrien Annual Report 11

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FOCUSED APPROACH TO VALUE CREATION

We developed a specific approach to capital allocation and clearly defined a strategy to grow the business, improve efficiencies and create value.

We established several priorities and initiatives designed to create value and deliver Leading Solutions for Sustainable Agriculture and we set clearly defined targets and performance metrics to measure progress. Our strategy and performance are supported by governance oversight and risk management by our Executive Leadership Team and Board of Directors.

NUTRIEN’S ENVIRONMENT, SOCIAL AND GOVERNANCE (“ESG”) STRATEGY Raising expectations of what an agriculture company can be.

NUTRIEN’S CARBON PROGRAM Nutrien is working to solve some of the world’s biggest challenges: producing more food with less land, water and environmental impact.

NUTRIEN AG SOLUTIONS Driving a change in agriculture that delivers growth and reinforces our competitive advantages.

A GLOBAL LEADER IN POTASH Growing sales with global demand and lowering production costs within our flexible network of mines.

WELL POSITIONED NITROGEN OPERATIONS Improving operating rates, reducing greenhouse gas (“GHG”) emissions and positioning for alternative product potential.

CAPITAL ALLOCATION Focusing on financial growth and shareholder returns.

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NUTRIEN’S ESG STRATEGY

At Nutrien, we are raising expectations of what an agriculture company can be and how we can make positive contributions.

We are integrating ESG practices across our Company with a cohesive strategy that is driven by our leadership and governance. Over the past year, our third party ESG ratings have increased by approximately 20 percent and our goal is to further improve by delivering a comprehensive ESG strategy and related targets in 2021. The strategy will provide a roadmap for our initiatives, targets and goals while creating accountability.

ENVIRONMENT

We are committed to reducing the environmental impacts of our operations on air, land and water, and developing products and innovative solutions that help growers tackle the environmental challenges facing the agriculture industry.

Working with growers to apply today’s best practices is key to the sustainability of the agriculture industry. Development of new technologies, practices and programs are required to support this journey, which is why Nutrien launched a comprehensive agriculture carbon program and continues to invest in the development of a portfolio of sustainable products and solutions for growers. We are also helping drive nutrient use efficiency and farm productivity, provide environmentally sustainable soil and plant health solutions, and enable digital agronomic and sustainability analysis.

LEARN MORE

      Nutrien’s Carbon Program p14

      Blue/low Carbon Ammonia p17

      Next Generation Potash p16

SOCIAL

As part of Nutrien’s purpose driven culture, we aim to develop respectful and positive relationships with our employees, contractors, suppliers, customers, and local communities.

We attract and retain our people by investing in the experience and engagement of our employees, developing the best talent, and fostering diversity and inclusion in Nutrien’s culture. In addition, we have an effective succession management process to safeguard the long-term achievement of our strategy.

Nothing is more important to Nutrien than the well-being of our employees, which was emphasized by our response during the COVID-19 pandemic. Ensuring safe operations and delivering on our commitment to keep employees and contractors safe are also essential elements of delivering strong business performance.

GOVERNANCE

We embed strong corporate governance systems and principles in our business through a diverse and independent Board of Directors, strong ethical principles that inform our activities, and rigorous systems for cybersecurity and data privacy.

Nutrien’s corporate governance framework includes policies and processes that define the roles of the Board and Executive Leadership Team. It also ensures that our business practices meet high ethical standards.

LEARN MORE

      https://www.nutrien.com/       what-we-do/governance

2020	Nutrien Annual Report 13

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NUTRIEN’S CARBON PROGRAM

We have an opportunity to make a significant contribution to farming both from an environmental and an economic perspective. Doing so will require a new way of thinking about carbon and unprecedented collaboration across the value chain.

“Nutrien is working to solve some of the world’s biggest challenges: producing more food with less land, water and environmental impact.” Chuck Magro, President and Chief Executive Officer – Nutrien	FIND OUT MORE https://www.nutrien.com/sustainability/carbon-program

NUTRIEN’S CARBON PROGRAM

Nutrien launched what we expect to be the agricultural industry’s most comprehensive end-to-end carbon program with a goal of making it easier for growers to increase productivity, improve sustainability and boost profitability. The program is designed to increase grower margins per acre and generate verifiable carbon credits that can be monetized.

This revolutionary program begins by targeting 100,000 acres of pilot farmland across North America in 2021 followed by a full roll-out, then a launch in Australia and South America. We are designing scalable programs that facilitate the use of climate smart inputs and sustainable practices to reduce GHG emissions, improve soil carbon sequestration, and measure the positive financial, productivity and environmental impacts.

NUTRIEN’S ROLE

Nutrien is uniquely positioned to be a leader due to our trusted relationship with growers, our focus on full acre solutions and our leading digital capabilities. Leveraging our digital crop planning capabilities, we build customized field plans that target agronomic practices and product recommendations designed to generate positive carbon outcomes and drive yield efficiency.

Nutrien’s comprehensive Carbon Program is expected to deliver benefits to growers and the environment while engaging a broad base of value-chain partners and stakeholders. We believe this will foster further adoption of sustainable agricultural practices that drive positive environmental outcomes and preserve security of global food production to feed the world’s growing population.

~$30	~1-2MT	85%
POTENTIAL PER ACRE [1] Increased agronomic profitability (before carbon credits and may vary significantly based on existing practices).	CO2e/ACRE [1] Reduced or sequestered, depending on grower practices adopted – an incremental revenue stream that could be worth +$10-20 per tonne as voluntary markets grow.	OF CURRENT AG EMISSIONS EXPECTED TO BE OFFSET GLOBALLY BY 2050 [1] (excluding livestock production, land use, land-use change and forestry)
[1]	Estimated run-rate impact from ag industry carbon management improvements and representing the potential range of benefits from Nutrien’s Carbon Program.

14 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

 NUTRIEN AG SOLUTIONS

Nutrien Ag Solutions is the leading Ag retailer globally with multiple drivers to grow the business.

In addition to growing our footprint through acquisitions, we are driving change that can deliver stronger organic growth.

Our strategy starts with our unique connection and relationship with the grower supported by our more than 3,600 agronomists and our leading digital platform. We deliver whole-acre solutions to enhance productivity, profitability and sustainability. The five key drivers for our organic growth are outlined below.

Growing our line of proprietary products	Optimizing the US’s largest Ag retail chain & distribution network	Revolutionizing Ag retail with the leading integrated digital platform	Building customized solutions that support customer retention and business growth	Supporting growers in navigating challenges of ag sustainability

We offer more than 2,000 proprietary products that contribute to significantly higher margins compared to third-party products. These products are often customized for specific growing regions and conditions, and include patented technologies.

We develop these products at the more than 30 facilities dedicated to innovation, breeding and associated production.

As the largest Ag retailer in our key markets, we target optimization throughout our network. We are creating pathways to drive efficiency in our cash operating coverage ratio, average working capital and adjusted EBITDA per US selling location.

We established aggressive goals on each key performance indicator, we are executing against those goals and we are closely monitoring our performance.

Nutrien Ag Solutions provides the leading digital tool set in retail agriculture that facilitates our grower customers and our agronomists to collaborate in new and unique ways that drive efficiency, convenience, and a better outcome in the field.

The efficacy and efficiency of our digital platform is delivering tangible benefits that include improved customer loyalty and higher customer spend, all of which drive organic adjusted EBITDA growth.

  LEARN MORE

Nutrien Digital video visit https://www.you tube.comwatch?v=Swg 06_cjvno&
feature=you tu.be

We developed Nutrien Financial to formalize short-term financing we have historically offered to our customers through payment terms, making it easier and more convenient for them to access credit and to enhance our collection and credit risk management practices. We expect Nutrien Financial will deliver earnings through improved customer retention, loyalty and purchasing while creating direct revenue from finance arrangements. It also reduces our cost of debt through favorable credit rating considerations.

  LEARN MORE

   Retail Financial

   Performance p24

We believe Nutrien is uniquely positioned to offer the industry’s most comprehensive, end-to-end carbon program making it easy for growers to adopt sustainable, agronomic practices that aim to generate positive carbon outcomes, translating into additional earnings for our farmer customers.

  LEARN MORE

   Nutrien’s Carbon

   Program https://

   www.nutrien.com/

   sustainability/

   carbon-program

2020	Nutrien Annual Report 15

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

A GLOBAL LEADER IN POTASH

We are the largest soft rock miner and potash producer in the world, with unmatched competitive advantages.

We operate a flexible network of six mines with 5 million tonnes of available capacity we expect to deploy as demand grows or as opportunities arise. We operate the most reliable, safe and efficient network of assets in the industry.

Our available capacity is positioned to deploy strategically, and we are busy leveraging technology across our operations through our Next Generation Potash program.

What is the Next Generation Potash program? This program is a series of initiatives targeted to enhance and improve production, from the mine face right through to the mill. The benefit from the collective program is larger than the sum of its parts, and focuses on two key pillars to drive value:

SAFETY, COST EFFICIENCY & FLEXIBILITY

The active mining face presents the single largest safety risk to our underground workers and we are implementing tele-remote and autonomous operations to remove them from that risk.

We are empowering safety and value-driven decisions with real-time information supported by our digital capabilities, advanced process controls and smart planning to optimize our production process, increase production capabilities and lower production costs per tonne.

We are also extending asset life by monitoring and predicting key equipment parameters and performance.

ESG & SUSTAINABILITY

The Next Generation Potash program is also expected to reduce the environmental footprint of our potash operations. The self-generation of power and thermal energy will reduce CO2 intensity and lower our cash production costs per tonne. At the same time, the use of advanced process control systems are expected to reduce natural gas consumption and leach water usage in the milling process.

In addition, by using more of our existing available capacity, we will also reduce the per tonne consumption of energy and materials.

As we enhance and improve our potash operations, Nutrien is committed to a fair transition into autonomous mining operations by evaluating the required transformation of our workforce.

	100%	2	ROCANVILLE
IMPROVED SAFETY AND EFFICIENCY FROM DIGITAL INITIATIVES	ROCANVILLE MINING FLEET ENABLED TO RUN OPERATOR NOT PRESENT DURING SHIFT CHANGES (~3 HOURS)	MINING MACHINES OUTFITTED WITH SURFACE REMOTE OPERATION CAPABILITIES AND AUTONOMOUS CONTROL AT LANIGAN	SELF-GENERATED POWER UNDER CONSTRUCTION WITH OPPORTUNITY FOR FURTHER ROLL OUT

16 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

 WELL POSITIONED NITROGEN OPERATIONS

Nutrien has a leading Nitrogen business with strategically advantaged assets and an opportunity to further optimize our business.

In addition to improving ammonia operating rates and enhancing safety and reliability, we have also invested to lower GHG emissions and expand our product mix.

 REDUCING GHG

 EMISSIONS

For Nutrien, nitrogen production represents more than three-quarters of our total scope 1 & 2 emissions, which is why we are focused on reducing that footprint.

We have several projects underway that are expected to reduce the carbon footprint of our nitrogen operations. Construction began on abatement projects totaling $50 million, that are expected to reduce CO2 equivalent emissions by over 1 million tonnes by 2023, equating to an approximate 7 percent reduction in our company wide scope 1 & 2 emissions. Further, we have several other projects that will reduce our overall emission intensity.

 BLUE/LOW CARBON

 AMMONIA

Nutrien is one of the world’s largest blue/low carbon ammonia producers. We capture CO2 at our Redwater and Geismar facilities, and sell it for industrial applications or permanently store it in large-scale carbon capture facilities.

We also produce low carbon ammonia at our Joffre plant which uses hydrogen as a feedstock. This process significantly lowers the GHG intensity per tonne of ammonia compared to a typical steam methane reforming process.

In 2020, we captured approximately 1 million tonnes of CO2 equivalent with the capability to produce approximately 1 million tonnes of blue/low carbon ammonia.

 ENVIRONMENTALLY

 SMART PRODUCTS

Nutrien produces and sells a wide-portfolio of products that minimize nitrogen loss, maximizes nitrogen utilization and reduces emissions.

We produce and sell over 400,000 tonnes of Environmentally Smart Nitrogen (“ESN”) annually. This urea granule is contained within a flexible polymer coating which reduces nitrogen loss, and releases nitrogen at a rate matched with crop uptake.

We also produce and sell approximately 600,000 tonnes of diesel exhaust fluid (“DEF”) which is a urea liquid solution that, when combined with diesel in larger vehicles and machinery, can improve fuel efficiency and reduce emissions.

Transporting ammonia then extracting its hydrogen can be a lower-risk and lower carbon alternative to transporting hydrogen, which can then be used in applications such as fuel cells. We are pursuing opportunities to leverage our low-cost ammonia production profile and strategically advantaged assets to be at the forefront of this developing market.

~1MMT	>2MMT	~1MMT
BLUE/LOW CARBON AMMONIA PRODUCTION CAPABILITY	CO2 CAPTURED INCLUDING BY PROJECTS IN CONSTRUCTION	ENVIRONMENTALLY SMART PRODUCTS SOLD IN 2020

2020	Nutrien Annual Report 17

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CAPITAL ALLOCATION

Nutrien is focused on creating long-term value through capital allocation. We have growth and other value generating project options across our integrated business model and comprehensive product and service offering.

Our capital allocation policy prioritizes sustaining

our assets, preserving the strength and resiliency

of our balance sheet, supporting a sustainable

and growing dividend, and applying a rigorous

compete-for-capital reinvestment strategy

to maximize shareholder value.

NUTRIEN CAPITAL ALLOCATION POLICY

Sustaining Our Industry Leading Asset Base	The first priority is to sustain our assets to ensure we have safe and reliable operations to grow cash generation.

Maintain Strong Balance Sheet	Our balance sheet is built on two principles: securing reliable access to low-cost debt and preserving sufficient liquidity through our operating cycle.

Sustainable & Growing Dividend Supported by Retail Stability

    We are focused on delivering a stable and growing dividend.

   This is core to our capital allocation policy. Nutrien’s dividend provided an average yield of 4.6 percent in 2020, and has been increased three times to $0.46, and by a total of 15 percent over the previous three years.

Investment Funds Allocated on a Compete- for-Capital Basis

    We allocate the remaining free cash flow  on a compete-for-capital basis.

   Our internal approval process and strict hurdle rates ensure that we are allocating capital to the best alternatives on a risk adjusted basis, including evaluating against share repurchases.

18 Nutrien Annual Report	2020

OPERATING SEGMENT PERFORMANCE & OUTLOOK

WE REPORT OUR RESULTS IN FOUR REPORTABLE OPERATING SEGMENTS: NUTRIEN AG SOLUTIONS (“RETAIL”), POTASH, NITROGEN AND PHOSPHATE.

•

In 2020, we revised the measure with which we evaluate our segments from EBITDA to adjusted EBITDA. Adjusted EBITDA provides a better indication of the segments performance as it excludes the impact of non-cash impairments and other costs that are centrally managed by our corporate function. We have presented adjusted EBITDA for the comparative period. Refer to Note 3 to the financial statements for details.

•

Net sales (sales revenues less freight, transportation and distribution expenses) is the primary revenue measure used in planning and forecasting in the Potash, Nitrogen and Phosphate operating segments.

NUTRIEN AG SOLUTIONS (“RETAIL”)

10%	$1.08M
TOTAL RETAIL ADJUSTED EBITDA/SALES	ACHIEVED 2020 TARGET OF $1M OF RETAIL ADJUSTED EBITDA PER US SELLING LOCATION

>$500M	>$1.2B
EXPECTED ANNUAL NORMALIZED RUN-RATE REVENUE ACHIEVED IN BRAZIL (2021)	DIGITAL PLATFORM RETAIL SALES

20 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

RETAIL OPERATING ENVIRONMENT

Our Business

Nutrien Ag Solutions is the world’s largest retailer of crop inputs and services. We are the leading provider of whole-acre solutions across North America, South America and Australia, helping farmers grow crops more efficiently, profitably and sustainably.

We operate over 2,000 retail locations across the US, Canada, Australia and South America, with approximately 1,200 locations in the US alone. The strength of our network ensures we can deliver whole-acre solutions when our grower customers need them.

We have over 3,600 agronomists and field experts, working directly with our customers to provide advice and support from the crop planning stage right through to harvest. They help growers to optimize crop yields, maximize returns and improve on sustainability practices.

Our award-winning Nutrien Ag Solutions digital platform has become the leading platform in Ag retail, which helps to foster a trusted relationship with our grower customers by providing insight, value-add solutions and convenience. Our agronomists can collaborate in a new and unique way that delivers better grower outcomes and drives value for Nutrien. We produce over 2,000 proprietary products that span the crop input chain, including seed, crop nutrients and crop protection, including a portfolio of specialty products that enhance sustainability practices. Our proprietary products deliver superior margins compared to third-party products and we produce and distribute from over 30 formulations facilities located in all key markets where we operate.

Nutrien recently unveiled a revolutionary end-to-end agricultural Carbon Program that leverages our unique and direct relationship with the grower to agronomic expertise, digital capabilities and our supply chain.

By combining these critical building blocks we believe our Carbon Program will enable us to scale sustainability outcomes for the grower by increasing productivity and monetizing improved carbon performance.

Competitive Landscape

The Ag retail industry is highly fragmented in most of our major markets, with a variety of ownership structures and varying degrees of access to capital.

The major markets where we operate are primarily comprised of many small Ag retailers along with a small number of mid-sized competitors. In the US, cooperatives of various sizes are also prominent. We believe scale and size will be required in the future in order to meet evolving grower needs.	Growers want whole-acre solutions that can include a full suite of products, services and solutions, rooted in sound unbiased agronomic advice and analytics, stressing the importance of timely delivery and reliability of supply.	In Brazil, the market is characterized by small to medium-sized independent owners and represents an opportunity for larger retailers, including Nutrien, to enhance the product, service and solution offerings to growers.

2020	Nutrien Annual Report 21

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Our Strategy

We are building and enhancing trusted relationships with our grower customers by creating the leading channel that provides whole-acre solutions.

Our position as the leading Ag retailer with a local presence, world-class supply chain and portfolio of comprehensive solutions creates an advantageous position for Nutrien Ag Solutions to continue to perform and grow. Our strategy is focused on driving organic growth by delivering additional value to our customers, becoming more efficient and offering value-added products and services. We also intend to grow through strategic acquisitions.

Drive Organic Growth: Our organic growth strategy focuses on five key pillars that are intended to drive the transformation of Ag retail, offer value added solutions for growers and deliver efficiency and optimization throughout our network.

LEARN MORE

Nutrien Ag Solutions p15

Execute on Accretive Acquisitions:

Nutrien Ag Solutions has a solid track record of growing in key markets and helping to consolidate the fragmented retail industry. Our tuck-in acquisition strategy continues to add value as we access new customers, further expand our proprietary solutions and integrate the business with our world-class supply chain network. We are also growing our business in Brazil and we continue to execute in this significant and strategic market. We established a corporate office and leadership team in country, where we intend to continue to grow the business and bring to market whole-acre, digital and sustainability solutions, similar to our other more mature markets.

2020 Performance

Nutrien Ag Solutions demonstrated growth, resilience and stability in the face of global volatility, achieving record adjusted EBITDA and record crop nutrient sales volumes.

In addition to achieving record adjusted EBITDA in 2020, we improved our adjusted EBITDA margins as a result of double-digit organic growth, strong proprietary product sales and ongoing optimization of our network. We lowered Retail adjusted average working capital to sales by nearly $900 million, resulting in a 15 percent ratio and well below our 2023 target. We also improved our Retail cash operating coverage ratio and increased Retail adjusted EBITDA per US selling location to over $1 million.

We adapted quickly and effectively to COVID-19 risks, where the value and uptake of our digital capabilities was very apparent. Our award-winning digital platform experienced significant acceleration of adoption and usage in 2020, surpassing $1.2 billion in sales and representing 11 percent of total Retail sales in North America. We expect to expand the breadth of the platform to offer nearly all of our products and services in 2021. We will also be adding new functionalities to the platform such as field planning enhancements, precision Ag capabilities and expansion into Brazil and Australia.

2020 represented the first full year of earnings from the Ruralco acquisition, which closed in late 2019. We achieved our targeted annual run-rate synergies of $30 million well ahead of schedule, and identified an additional $20 million of run-rate synergies that we expect to capture by the end of 2021.

We also closed two acquisitions in Brazil in 2020, Agrosema Comercial Agricola Ltda. (“Agrosema”) and Tec Agro Group. Our annual revenues in Brazil are expected to surpass $500 million on a run-rate basis in 2021, well on our way to reaching our target of $1 billion in revenues in Brazil by 2023.

22 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 MARKET CONDITIONS

Key crop prices surged in the second half of 2020 driven by very tight global supply and demand fundamentals.

Growing conditions in North America improved considerably in 2020 relative to the 2019 season, however, the US had prevented planting of about 10 million acres, which is approximately twice the historic average. In addition, the Derecho windstorm in the MidWest resulted in significantly lower than expected production of US corn and soybeans. These factors and relatively low crop prices resulted in lower than expected crop input spending during the summer period.

The combination of lower than expected production and the record pace of Chinese grain and oilseed imports in 2020 resulted in US ending stocks for corn and soybeans projected to be at their lowest levels in six years, according to the USDA. This caused corn and soybean prices to rally in late 2020 and early 2021 to their highest levels in at least seven years.

Following several seasons of drought, Australian growers received much needed precipitation in 2020, resulting in a 76 percent increase in winter crop production. The increased planted area supported increased demand for crop inputs. While in Brazil, growers responded to strong crop prices by increasing soybean planting in the fall of 2020, despite less than ideal weather.

MARKET OUTLOOK

We expect a rebound in US planted crop acreage will support increased crop input demand in 2021.

Assuming normal planting conditions in the US in the spring of 2021 and continued favorable crop margins, we expect planted acreage of major US crops will increase by approximately 10 million acres. US farmers were able to make excellent progress on fertilizer applications in the fall of 2020, and with the expected increase in acreage and strong crop prices, we expect growth in crop input expenditures in 2021.

The outlook for Australia is also strong as precipitation remained good in major Eastern growing regions. Growers benefited from higher global crop prices for their 2020 crop and, weather permitting, the outlook for crop input demand remains strong for 2021. In Brazil, growers are harvesting what is expected to be a record soybean crop, despite late planting and dry weather. We anticipate strong planted acreage and crop input demand in 2021, although there is some risk to the upcoming Safrinha corn plantings given the slower than usual soybean crop process.

2020	Nutrien Annual Report 23

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

RETAIL FINANCIAL PERFORMANCE

	Dollars			Gross Margin			Gross Margin (%)
(millions of US dollars, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019

Sales
Crop nutrients	5,200	4,989	4	1,130	1,032	9	22	21
Crop protection products	5,602	4,983	12	1,303	1,173	11	23	24
Seed	1,790	1,712	5	363	336	8	20	20
Merchandise	943	598	58	157	109	44	17	18
Nutrien Financial	129	–	n/m	129	–	n/m	100	n/m
Services and other [1]	1,241	1,000	24	774	651	19	62	65
Nutrien Financial elimination [2]	(120)	–	n/m	(120)	–	n/m	100	n/m
	14,785	13,282	11	3,736	3,301	13	25	25
Cost of goods sold	11,049	9,981	11
Gross margin	3,736	3,301	13
Expenses [1,3]	2,974	2,665	12
Earnings before finance costs and taxes (“EBIT”)	762	636	20
Depreciation and amortization	668	595	12
EBITDA/Adjusted EBITDA	1,430	1,231	16

1  Certain immaterial figures have been reclassified for the year ended December 31, 2019.

2  Represents elimination for the interest and service fees charged by
Nutrien Financial to Retail branches.

3  Includes selling expenses of $2,795 million (2019 – $2,484 million).

The most significant contributors to the changes in our Retail financial performance were as follows:

2020 vs 2019
Crop nutrients

Sales and gross margin increased in 2020 as higher global sales volumes more than offset the impact of lower selling prices. 2019 sales volumes in North America were negatively impacted by extreme weather. Gross margin percentage increased due to a larger proportion of higher-margin proprietary product sales.

Crop protection products

Sales and gross margin increased in 2020 primarily due to strong market share growth from contributions of our Ruralco acquisition and increased applications in the US. Gross margin percentage decreased by 0.3 percentage points compared to 2019 due to change in regional mix, with greater sales in lower-margin regions outside of the US.

Seed

Sales and gross margin increased in 2020 due to contributions from the Tec Agro Group and Agrosema acquisitions in Brazil and Ruralco in Australia. Gross margin percentage was relatively flat as a one percentage point gain in the US was offset by the growth in Australia where margins are lower.

Merchandise	Sales and gross margin increased in 2020 while gross margin percentage decreased due to strong demand in Australia and the related change in product sales mix.
Nutrien Financial	This was the first full year of operations for the Nutrien Financial business.
Services and other	Sales and gross margin increased in 2020, while gross margin percentage decreased, despite the increased sales and gross margin in Australia, where percentage margins are lower than in North America.
Selling expenses	Expenses increased in 2020 due to higher sales from acquisitions and from strong organic growth while expenses as a percentage of sales remained relatively flat.
Adjusted EBITDA	Adjusted EBITDA was higher in 2020 primarily due to higher sales volumes from acquisitions and from organic growth more than offsetting the impact of lower prices.

24 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

SELECTED RETAIL MEASURES

	2020	2019
Proprietary products margin as a percentage of product line margin (%)
Crop nutrients	25	23
Crop protection products	32	34
Seed	46	38
All products	22.9	23.3
All products before reclassification [1]	23.3	23.7
Crop nutrients sales volumes (tonnes – thousands)
North America	9,746	8,812
International	2,986	2,236
Total	12,732	11,048
Crop nutrients selling price per tonne
North America	421	465
International	367	398
Total	408	452
Crop nutrients gross margin per tonne
North America	99	102
International	55	60
Total	89	93

1	Adjusted to reflect what the metric would have been prior to a reclassification of certain immaterial figures.

Financial performance measures	2020 Target	2020 Actuals	2019 Actuals
Retail adjusted EBITDA to sales (“Retail adjusted EBITDA margin”)(%) [1,2]	10	10	9
Retail adjusted average working capital to sales (%) [1,2]	21	15	23
Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1]		5	n/a
Retail cash operating coverage ratio (%) [1,2]		61.8	62.9
Retail cash operating coverage ratio before reclassification (%) [1,3]	61	61.1	62.2
Retail adjusted EBITDA per US selling location (thousands of US dollars) [1]	1,000	1,075	967
Retail normalized comparable store sales (%)		6	(1)
Retail digital platform sales to total sales (%) [4]		11	2
Retail grower engagement (%) [5]		10	5
Nutrien Financial net interest margin (%) [1]		5.3	n/a

1	Rolling four quarters ended December 31, 2020 and December 31, 2019 respectively.
2	2019 has been restated due to certain reclassification of immaterial figures.
3	Adjusted to reflect what the metric would have been prior to a reclassification of certain immaterial figures.
4	Grower and employee orders directly from the digital platform as a percentage of total sales in North America. 2019 has been restated to align with the 2020 calculation.
5

Percent of North American Retail growers doing one or more significant activities on the digital platform, such as ordering products, making payments, applying for Nutrien Finance or completing a field plan.

NUTRIEN FINANCIAL

We offer flexible financing solutions to our customers in support of Nutrien’s agricultural product and service sales. Qualifying retail customers in the United States and Australia are offered extended payment terms, typically up to one year, to facilitate the alignment of grower crop cycles with cash flows. Nutrien Financial revenues are primarily earned through interest and service fees that are charged to our Retail branches or directly to our customers.

We hold a significant portion of receivables from customers that have historically experienced a low-default rate. We manage our credit portfolio based on a combination of review of customer credit metrics, past experience with the customer and exposure to any single customer. Nutrien Financial, which is a wholly owned finance captive, monitors and services the portfolio of our high- quality receivables from customers that have the lowest risk of default among Retail’s receivables from customers. We monitor the results of this portfolio of receivables separately because we calculate the cost of capital attributable to the high-quality receivables from customers differently from our other receivables. Specifically, we assume a debt to equity ratio of 7:1 in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Nutrien Financial relies on corporate capital for funding. We estimate the deemed interest expense using an average borrowing rate of 3.72 percent applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial. The balance of our Retail receivables (outside of Nutrien Financial) are subject to marginally higher credit risk.

							As at December 31,
(millions of US dollars)	Current	<31 days past due	31-90 days past due	>90 days past due	Gross Receivables	Allowance [1]	2020 Total	2019 Total
North America	962	130	44	38	1,174	(24)	1,150	821
International	178	2	16	47	243	(1)	242	–
Nutrien Financial receivables [2]	1,140	132	60	85	1,417	(25)	1,392	821

1	Bad debt expense on the above receivables was $26 million (2019 – $5 million) in the Retail segment.
2	Includes $1,147 million (2019 – $762 million) of very low risk of default and $270 million (2019 – $64 million) of low risk of default.

2020	Nutrien Annual Report 25

POTASH

12.8MMT	$59
POTASH SALES VOLUMES	POTASH CASH COST OF PRODUCT MANUFACTURED PER TONNE
+5MMT
AVAILABLE CAPACITY

26 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

POTASH OPERATING ENVIRONMENT

Our Business Nutrien is the best positioned company to continue to create value in the potash industry due to its size, high-quality and low-cost network of mines and flexible growth optionality.

Our extensive mine network provides for decades of reliable and safe production at a first-quartile cost profile, and places us as the world’s largest potash producer with approximately 21 percent of global potash capacity.

Nutrien’s Potash network is one of the lowest cost, most reliable and highest quality in the world. We have six mines as part of a diverse and flexible network that allows us to optimize our assets to cost-effectively position the right tonnes at the right time.

We have 5 million tonnes of available potash capacity that we expect to deploy over time as global demand grows, a characteristic that is unique to Nutrien.

In addition, we have line of sight to 5 million tonnes of incremental brownfield expansions which can be brought online at a much lower cost and much more quickly than any new greenfield mine being contemplated in the industry today. We have an extensive distribution system to service the North American market, and our stake in Canpotex ensures efficient and effective marketing and delivery of potash to over 40 international markets.

Safety is of paramount importance to Nutrien’s culture and actions and we are proud to operate one of the safest potash operations in the world. This is made possible by our investment in maintaining our production network, decades of developing best practices in potash mining and the adoption of new technologies.

Competitive Landscape

A limited number of countries around the world possess a significant quantity and quality of potash.

Canada has the largest known global potash reserves, accounting for approximately 40 percent of the total.

More than 70 percent of the world’s potash capacity is held by the six largest producers. Our primary competitors are located in Russia, Belarus, Canada, Germany, Israel and Jordan.

Most major potash consuming countries in Asia and Latin America have limited or no indigenous production capability and rely on imports to meet their needs. This is an important difference between potash and other major crop nutrient industries. Trade typically accounts for approximately three-quarters of demand for potash resulting in a globally diversified marketplace.

The global demand growth rate for potash has outpaced that of other primary nutrients, averaging approximately 2.4 percent cumulative annual growth rate (“CAGR”) since

2015, with the expectation of an additional 5 million tonnes of new demand added by 2023.

This growth is driven by increasing nutrient requirements of higher yielding crops and improving soil fertility practices, particularly in emerging markets where potash has been historically under-applied and crop yields lag.

2020	Nutrien Annual Report 27

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Our Strategy

Nutrien has a unique position in the potash industry. We will use our extensive network to respond quickly and efficiently to market supply and demand dynamics, while we continue to incorporate new technologies to lower our production costs and optimize our asset base.

Incremental capacity: We will use our production platform, which includes 5 million tonnes of additional available capacity, to grow as the leader in the potash industry. We will deploy this capacity as demand grows and serve tonnes into the market when required. In addition, we have line of sight to 5 million tonnes of incremental brownfield capacity that we can develop in half the time, and at a fraction of the cost of a conventional greenfield mine to meet longer-term demand growth.

Next Generation Potash: We are investing in initiatives focused on leveraging automated and tele-remote mining and other digital technologies to continue to improve our safety performance, lower our production costs and reduce emissions. These improvements are being made from the mine face right through to the mill.

LEARN MORE Next Generation Potash p16

Network optimization: We are focused on achieving the optimal production mix from our world-class platform, which maintains production flexibility while maximizing the benefits of our low-cost position on the cost curve and a leading domestic and offshore distribution network including our own integrated business. At the same time, we will undertake preventative maintenance to ensure the high-quality, reliability and safety of our operations.

2020 Performance We continue to enhance our network by effectively managing our production and supply chain and optimizing volumes to minimize production costs.

Nutrien sold 12.8 million tonnes of potash in 2020, up more than 1 million tonnes over 2019, highlighting the flexibility of our network and ability to move tonnes into the market when needed. We also reduced our cash COPM to $59 per tonne, the lowest level on record for Nutrien. This was despite a fire at our Vanscoy mine loadout facility and navigating the nuances of underground mining during the COVID-19 pandemic. Our strong network of mines and exceptional commitment from our people ensured that we were able to produce potash at targeted levels without sacrificing quality, value or safety.

We continued to progress our Next Generation Potash program. Rocanville’s mining fleet is now able to run operator-not-present during shift change, and Lanigan has successfully piloted clay seam detection using artificial intelligence which will allow for autonomous control of mining machines. Predictive maintenance, value driven planning and scheduling and real-time connection of our workforce moved in lockstep to begin to unlock the full value of the program.

We took additional steps earlier this year to optimize our network by shifting production tonnes from our higher-cost Vanscoy site to other lower cost operations within our network.

28 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 MARKET CONDITIONS

Demand for potash fertilizers was excellent in 2020 despite the COVID-19 pandemic, largely supported by higher crop prices and improved agricultural fundamentals in key markets.

Deliveries to the North American market increased by about 1.5 million tonnes in 2020, supported by favorable application conditions, particularly during the extended fall application season, and strengthening in crop prices. Brazil imported record volumes of potash in 2020 supported by favorable crop economics. While palm oil prices increased dramatically in the second half of 2020, potash demand growth in Southeast Asia remained relatively limited especially in Malaysia, where plantations continue to struggle with COVID-19 related restrictions and labor shortages.

Import demand in both China and India was strong particularly in the second half of the year following the contract settlements in the second quarter of 2020, underpinned by tightened agricultural fundamentals.

Potash prices were pressured in many key spot markets during the first half of the year, however, prices increased steadily in the second half as the demand outlook continued to improve and outpaced new capacity additions from the Former Soviet Union (“FSU”) region.

MARKET OUTLOOK

We expect the robust potash consumption trend will continue in 2021 supported by favorable crop economics, high affordability levels for farmers around the world and limited inventory build in major markets.

Despite strong shipments in North America in 2020, we believe almost all the potash delivered was applied to ground, leading to very tight inventories throughout the supply chain at the end of the year. Low inventories combined with favorable crop prices and planting outlook, should support strong potash demand in 2021. In Brazil, growers continue to be incentivized to invest and secure fertilizer needs for the 2021 soybean growing season. Shipments to Southeast Asian countries are expected to increase from 2020 levels, supported by a significant improvement in palm oil prices and a more normalized labor supply situation.

Potash consumption in India is expected to remain strong in 2021, while import growth can be subject to potential policy changes. In China, the agronomic need for higher potash application rates is well-known and domestic agricultural fundamentals are robust. India and China each settled a 2021 potash agreement with one supplier at price levels below what we considered to be reflective of market conditions. It is unclear how these agreements will impact potential contracts with other global potash suppliers. Global potash producers are well-positioned for much of the first half of 2021, despite not having contracts with China and India, and suppliers such as Canpotex have not placed volumes into those markets ahead of new contracts. We forecast global potash shipments will be 68 to 70 million tonnes in 2021.

We also project new supply additions will be limited in 2021, mostly from the FSU. With an expected increase in demand from key markets, we anticipate global potash market will be balanced to tight in 2021.

2020	Nutrien Annual Report 29

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

POTASH FINANCIAL PERFORMANCE

	Dollars			Tonnes (thousands)			Average per Tonne
(millions of US dollars, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Manufactured product
Net sales
North America	908	978	(7)	4,815	4,040	19	189	242	(22)
Offshore	1,238	1,625	(24)	8,009	7,481	7	155	217	(29)
	2,146	2,603	(18)	12,824	11,521	11	167	226	(26)
Cost of goods sold	1,183	1,103	7				92	96	(4)
Gross margin – manufactured	963	1,500	(36)				75	130	(42)
Gross margin – other [1]	–	1	(100)	Depreciation and amortization			35	34	3
Gross margin – total	963	1,501	(36)	Gross margin excluding depreciation and amortization – manufactured
Expenses [2]	248	298	(17)				110	164	(33)
EBIT	715	1,203	(41)	Potash cash cost of product manufactured
Depreciation and amortization	452	390	16				59	63	(6)
EBITDA	1,167	1,593	(27)
Impairment of assets	23	–	n/m
Adjusted EBITDA	1,190	1,593	(25)

1	Includes other potash and purchased products and is comprised of net sales of $Nil (2019 – $1 million) less cost of goods sold of $Nil (2019 – $Nil).
2	Includes provincial mining and other taxes of $201 million (2019 – $287 million).

The most significant contributors to the changes in our Potash financial performance were as follows:

2020 vs 2019
Sales volumes

North America and Offshore sales volumes increased in 2020 due to strong offshore demand, higher US planted acreage and strong fall application in North America in anticipation of higher planting in 2021.

Net realized selling price	Average selling prices decreased in 2020 due to lower global benchmark prices compared to 2019.
Cost of goods sold per tonne	Costs decreased in 2020 due to efficiency gains, higher production tonnes and favorable changes in mine production mix.
Provincial mining and other taxes

We are subject to Saskatchewan provincial resource taxes, including the potash production tax and the resource surcharge. Expenses decreased in 2020 primarily due to lower average potash selling prices, which are the basis for certain taxes.

Adjusted EBITDA

Adjusted EBITDA decreased in 2020 primarily due to lower net realized selling prices, which was partially offset by higher volumes of product sold, lower cash cost of goods sold per tonne and lower provincial mining and other taxes.

30 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CANPOTEX SALES BY MARKET

(percentage of sales volumes except as otherwise noted)	2020	2019	Change
Latin America	32	31	1
Other Asian markets [1]	25	27	(2)
China	22	22	–
India	14	10	4
Other markets	7	10	(3)

1	All Asian markets except China and India.

POTASH PRODUCTION

		Operational Capability [2]		Production
(million tonnes KCI)	Nameplate Capacity [1]	2021	2020	2020	2019
Rocanville Potash	6.5	5.4	5.4	5.29	5.14
Allan Potash	4.0	2.8	2.8	2.79	2.18
Vanscoy Potash	3.0	0.8	1.7	0.51	1.42
Lanigan Potash	3.8	2.5	2.3	2.33	1.75
Cory Potash	3.0	1.6	1.0	1.40	0.97
Patience Lake Potash	0.3	0.3	0.3	0.27	0.24
Total	20.6	13.4	13.5	12.59	11.70
Shutdown weeks [3]				38	55

1

Represents estimates of capacity as at December 31, 2020. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

2

Estimated annual achievable production level at current staffing and operational readiness (estimated at the beginning of the year, and may vary during the year, and year-to-year, including between our facilities). Estimate does not include inventory-related shutdowns and unplanned downtime.

3	Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

2020	Nutrien Annual Report 31

NITROGEN

11MMT	~1MMT
RECORD MANUFACTURED PRODUCT SALES VOLUMES	BLUE/LOW CARBON AMMONIA PRODUCTION CAPABILITY
93%
AMMONIA OPERATING RATE (excludes Trinidad and Joffre)

32 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NITROGEN OPERATING ENVIRONMENT

Our Business Nutrien has a large and diverse nitrogen portfolio, reinforced by a number of unique strategic advantages.

We operate nine nitrogen facilities across North America and Trinidad producing key nitrogen products and with an ammonia capacity of 7.1 million tonnes. Our sales portfolio represents a well-balanced combination of agricultural and industrial products, providing flexibility to optimize our product mix during changing market conditions. Agriculture sales represent approximately 60 percent of our nitrogen sales.

Our North American operations are situated in market, providing a selling and delivery advantage. The operations have access to some of the lowest cost natural gas feedstock in the world and represent approximately 80 percent of our total nitrogen sales volume. We have an extensive network of almost 200 terminals and warehouses with over 1.3 million tonnes of storage capacity, providing the ability to place product and service customers very efficiently.

Our Trinidad operations are advantageously situated on tide water, where we deliver to approximately 30 countries, with a focus on industrial end markets. Gas costs in Trinidad are primarily indexed to ammonia prices, which provides margin stability. We also have an investment in a world-scale nitrogen facility in Argentina, which fits well to serve the growing agricultural markets in South America.

One of Nutrien’s strategic priorities is to be a leader in sustainability in the agricultural sector. We have made investments to reduce the carbon footprint associated with our nitrogen production including increasing blue/low carbon ammonia production capability. We also have many nitrogen-based fertilizer products that provide an innovative and effective role in reducing farming’s environmental footprint, including our proprietary slow release environmentally smart nitrogen.

Competitive Landscape Production of nitrogen is the most geographically diverse of the three primary nutrients due to the widespread availability of hydrogen sources.

Ammonia is primarily consumed close to the regions in which it is produced due to the high cost of transportation, whereas urea and nitrogen solutions are more widely transported and traded. We compete with other producers in Canada, the US and several offshore suppliers.

The US remains one of the largest importers of nitrogen and a key driver of global trade despite a significant increase in domestic capacity and production over the past few years. In developed regions of the world, nitrogen producers are focused on reducing CO2 emissions. This has expanded industry opportunity as we look for more efficient and environmentally friendly production methods and application of nitrogen products.

2020	Nutrien Annual Report 33

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Our Strategy

Nutrien is growing the nitrogen business through network optimization and strategic capacity expansion. We are also enhancing our competitive cost position and expanding our product portfolio.

Reliability, efficiency and productivity: We are investing in short-payback projects that improve safety, increase production and improve efficiency. In addition to higher production levels, these initiatives minimize production costs and provide a safe environment for our employees. We will continue to optimize our Nitrogen network to best leverage the production flexibility of our low-cost facilities and our extensive distribution network, capitalizing on the benefits of our integrated model that includes our Retail business.

LEARN MORE Well Positioned Nitrogen Operations p17

Brownfield capacity expansion: We are growing and improving the position of our assets through low risk, high-return projects that enhance our product mix, improve our energy efficiency and expand our North American capacity. We are evaluating potential nitrogen projects that include 700,000 tonnes of additional capacity at a fraction of the cost of a greenfield plant and the long-term potential for producing green ammonia.

Sustainability leader: We are reducing the carbon footprint of our nitrogen operations through energy efficiency, carbon capture and CO2 abatement initiatives. We are also expanding our portfolio of sustainable products including blue/low carbon ammonia, ESN and DEF.

2020 Performance

We set a historical record for manufactured nitrogen sales volumes of 11 million tonnes while achieving the best safety performance on record despite the lower global nitrogen demand in 2020.

We achieved record sales volumes in nitrogen in 2020, despite impacts that COVID-19 had on industrial demand. Optimization initiatives in our production network contributed to our ammonia operating rate increasing to 93 percent, while our ammonia controllable cash cost of product manufactured decreased by $2 per tonne.

We continued to advance on multi-year brownfield projects that are expected to increase total gross product capacity by approximately 1 million tonnes between 2018 and 2021 at a total estimated cost of $330 million. These projects also increase production efficiencies and reduce emissions throughout our network. The cost of these projects is significantly lower and quicker to bring online than greenfield economics.

Due to historically low global ammonia prices we curtailed production at our Trinidad facility in 2020, while maintaining flexibility to respond to improvement in market conditions.

Sales of our ESN and DEF products in 2020 grew by 8 percent and we captured approximately 1 million tonnes of CO2 equivalent.

34 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 MARKET CONDITIONS

Despite lower nitrogen demand for industrial use in 2020, we estimate fertilizer demand for agricultural use in 2020 was the strongest in several years, despite the COVID-19 pandemic.

Lower global energy prices in the first three quarters of 2020 reduced nitrogen production costs in many regions, particularly in Europe and China. This, combined with weaker industrial demand due to reduced industrial activity and the global economic decline, resulted in lower nitrogen prices, particularly for ammonia in the first half of 2020. However, later in 2020 and into early 2021 we have seen higher energy prices in key producing regions, an improved agricultural outlook, combined with recovering industrial demand all of which supported global nitrogen markets. Meanwhile, production curtailments and outages, particularly in Trinidad, further contributed to tightened ammonia supply and demand fundamentals.

Strong urea import demand in India, totaling 10.3 million tonnes in 2020, played an essential role in supporting world urea markets. Brazil also imported record volumes of urea in 2020 of 7.1 million tonnes. Chinese urea exports were limited throughout much of the year by strong domestic fertilizer demand and limited exportable surplus, but the pace increased later in the year in response to strong global demand, resulting in exports of 5.5 million tonnes in 2020.

MARKET OUTLOOK

The combination of higher energy prices, improved global industrial nitrogen demand, coupled with strong crop prices and robust fertilizer demand growth, should support the nitrogen market in 2021.

European gas and global liquified natural gas prices have increased and the forward gas price curve indicates a significantly higher seasonal bottom in 2021 than 2020, which should lift global nitrogen production costs, particularly in Europe. In China, natural gas supply shortages and increasing coal prices are also expected to increase costs compared to historically low levels in 2020.

In the US, higher plantings, a positive outlook for the spring application season and significantly lower offshore imports supported urea prices entering 2021. Despite the potential for increased domestic urea production, we believe India will maintain imports between 9 and 10 million tonnes in 2021. We expect that Chinese urea exports will decline in 2021 to between 3 and 5 million tonnes as domestic demand remains strong, supported by robust agricultural fundamentals and more stringent environmental regulations which are likely to reduce exportable supplies.

While we expect some urea projects to come online in the second half of 2021, recent history suggests that some projects are likely to be delayed. Given the slower pace of projects anticipated to come on stream after 2021, we expect demand growth will outpace capacity additions in the next few years.

We expect global energy prices to increase in 2021 relative to 2020 and for North American natural gas price discounts to widen relative to other markets.

2020	Nutrien Annual Report 35

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NITROGEN FINANCIAL PERFORMANCE

	Dollars			Tonnes (thousands)			Average per Tonne
(millions of US dollars, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Manufactured product
Net sales
Ammonia	621	743	(16)	2,778	2,971	(6)	224	250	(10)
Urea	933	932	–	3,475	3,037	14	268	307	(13)
Solutions, nitrates and sulfates	668	706	(5)	4,713	4,262	11	142	166	(14)
	2,222	2,381	(7)	10,966	10,270	7	203	232	(13)
Cost of goods sold	1,804	1,749	3				165	170	(3)
Gross margin – manufactured	418	632	(34)				38	62	(39)
Gross margin – other [1]	57	68	(16)	Depreciation and amortization			55	52	6
Gross margin – total	475	700	(32)	Gross margin excluding depreciation and amortization – manufactured
Income [2]	(225)	(4)	n/m				93	114	(18)
EBIT	700	704	(1)	Ammonia controllable cash cost of product manufactured
Depreciation and amortization	599	535	12				43	45	(4)
EBITDA	1,299	1,239	5
Adjustments [2]	(219)	–	n/m
Adjusted EBITDA	1,080	1,239	(13)

1

Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $518 million (2019 – $467 million) less cost of goods sold of $461 million (2019 – $399 million).

2	The adjustments consist primarily of the net gain on disposal of investment in MOPCO, which was recorded in other income. See Note 3 to the financial statements.

The most significant contributors to the changes in our Nitrogen financial performance were as follows:

2020 vs 2019
Sales volumes

Sales volumes increased in 2020 due to recent expansion projects and strong operating rates at our North American facilities. Ammonia sales volumes decreased slightly due to reduced industrial demand and a plant closure in Trinidad.

Net realized selling price	Our average selling price for nitrogen products decreased in 2020 due to lower global and North American benchmark prices.
Cost of goods sold per tonne

Costs were slightly lower in 2020 due to lower natural gas prices and lower fixed costs. This more than offset higher depreciation and amortization per tonne related to expansion and turnaround work completed in late 2019.

Income	Other income increased due to a gain of $250 million recognized from the $540 million sale of our equity-accounted investment in MOPCO and settlement of related legal claims.
Adjusted EBITDA	Adjusted EBITDA decreased in 2020 primarily due to lower net realized selling prices more than offsetting higher sales volumes and lower cash cost of goods sold per tonne.

NATURAL GAS PRICES IN COST OF PRODUCTION

(US dollars per MMBtu, except as otherwise noted)	2020	2019	% Change
Overall gas cost excluding realized derivative impact	2.31	2.47	(6)
Realized derivative impact	0.05	0.11	(55)
Overall gas cost	2.36	2.58	(9)
Average NYMEX	2.08	2.63	(21)
Average AECO	1.68	1.22	38

36 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 vs 2019
Overall gas cost	Gas prices in our cost of production decreased in 2020 as lower US and Trinidad gas prices and a lower realized derivative impact more than offset higher Canadian gas prices.

SELECTED NITROGEN MEASURES

	2020	2019
Sales volumes (tonnes - thousands)
Fertilizer	6,750	5,554
Industrial and feed	4,216	4,716
Net sales (millions of US dollars)
Fertilizer	1,467	1,466
Industrial and feed	755	915
Net selling price per tonne
Fertilizer	217	264
Industrial and feed	179	194

NITROGEN PRODUCTION

	Ammonia [1]			Urea [2]

		Production			Production
(million tonnes product)	Annual Capacity [3]	2020	2019	Annual Capacity [3]	2020	2019
Trinidad Nitrogen [4]	2.2	1.57	1.76	0.7	0.73	0.66
Redwater Nitrogen	0.9	0.85	0.76	0.7	0.75	0.60
Augusta Nitrogen	0.8	0.66	0.70	0.5	0.46	0.51
Lima Nitrogen	0.7	0.61	0.68	0.5	0.40	0.48
Geismar Nitrogen	0.5	0.55	0.54	0.4	0.35	0.33
Carseland Nitrogen	0.5	0.55	0.45	0.8	0.74	0.61
Fort Saskatchewan Nitrogen	0.5	0.48	0.48	0.4	0.44	0.45
Borger Nitrogen	0.5	0.40	0.37	0.6	0.53	0.46
Joffre Nitrogen	0.5	0.39	0.42	–	–	–
Total	7.1	6.06	6.16	4.6	4.40	4.10
Ammonia operating rate [5]		93	91

1	All figures are shown on a gross production basis.
2	Reflects capacity and production of urea liquor prior to final product upgrade. Urea liquor is used in the production of solid urea, UAN and DEF.
3	Annual capacity estimates include allowances for normal operating plant conditions.
4	In 2020, we indefinitely closed one of our four ammonia plants in Trinidad in response to market conditions and lower global prices for ammonia.
5	Excludes Trinidad and Joffre.

2020	Nutrien Annual Report 37

PHOSPHATE

$232M PHOSPHATE ADJUSTED EBITDA	85% P2O5 OPERATING RATE

2.8MMT MANUFACTURED PRODUCT SALES VOLUMES

38 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

PHOSPHATE OPERATING ENVIRONMENT

Our Business We are the second largest phosphate producer in North America and sell approximately 3 million tonnes of finished product.

Nutrien has two integrated phosphate facilities in the US, both located near key fertilizer consuming markets and industrial customers.

Due to the high quality of our phosphate rock, we can produce a diverse mix of phosphate products,

including solid and liquid fertilizers, feed and industrial acids.

Competitive Landscape Phosphate rock is found in significant quantity and quality in only a handful of geographic locations, and few with a progressive ethical and sustainability record.

Many factors impact the viability of developing a rock deposit for mining. These include the quality of the phosphate rock, government stability and subsidies, access to financing, environmental requirements and proximity to target markets. Given the concentration of deposits in North Africa and the Middle East, government stability is a major consideration when evaluating potential phosphate projects. Significant low-cost capacity has been commissioned over the past few years, including most notably in Morocco and Saudi Arabia. The ability of these countries and others to add low-cost capacity and operate under less stringent environmental regulation, is resulting in a long-term oversupply in the global market.

We compete with producers primarily from China, Morocco, Russia, Saudi Arabia and the US. To produce finished phosphate products (DAP, MAP), access to low-cost ammonia and sulfur is also an important consideration.

Our Strategy We are focused on optimizing our plant sites, driving our rock costs down further, and evaluating opportunities to increase production of higher-margin product.

We will leverage the quality and capabilities of our assets to produce and sell higher-margin industrial and specialty fertilizer. We will advance continuous improvement to enhance the reliability and safety of our assets while generating positive cash flows.

2020	Nutrien Annual Report 39

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 Performance In 2020 we lowered production costs per tonne and achieved record safety performance.

We achieved record safety results and lowered production costs per tonne partly attributed to eliminating the need for imported phosphate rock. We also entered into an agreement with Arkema Inc. to produce anhydrous hydrofluoric acid at our Aurora site, which is expected to provide a stable stream of earnings starting in 2022.

2020 MARKET CONDITIONS

Global phosphate prices benefited from improved agricultural fundamentals and strong import demand in key markets particularly in Brazil and India.

Brazil imported record volumes of MAP and DAP in 2020 amid favorable crop prices. India’s DAP imports were largely flat in 2020 compared to the previous year, but we believe DAP stocks in India ended the year at very low levels. The combination of strong demand in Brazil and India in the second half of 2020 tightened the global supply and demand balance, leading to a rebound from historically low prices. Meanwhile, a US countervailing duty petition against Moroccan and Russian phosphates in June 2020 further increased US domestic prices.

Chinese phosphate exports declined in 2020 as suppliers were largely focused on their domestic market due to better margins, low inventories and COVID-19 related production impediments. Although Morocco continued to increase dry phosphate exports throughout 2020, global supplies did not keep pace with the strong demand in the second half of the year.

MARKET OUTLOOK

We expect the phosphate market to remain firm in the near-term but with longer term uncertainty.

Raw material costs continue to increase, which has been supportive of phosphate prices and are expected to provide a higher floor in 2021. Global phosphate consumption is forecast to grow at approximately 1.5 percent, with demand growth projected for South Asia, North America and Latin America, partly offset by expected additional supplies from Morocco. However, we believe the ability of key low-cost global producers to continue to add capacity could limit the longevity of the recent recovery in prices in the medium term.

40 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

PHOSPHATE FINANCIAL PERFORMANCE

	Dollars			Tonnes (thousands)			Average per Tonne
(millions of US dollars, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Manufactured product
Net sales
Fertilizer	671	790	(15)	2,048	2,130	(4)	328	371	(12)
Industrial and feed	404	426	(5)	733	759	(3)	552	561	(2)
	1,075	1,216	(12)	2,781	2,889	(4)	387	421	(8)
Cost of goods sold	1,044	1,218	(14)				376	422	(11)
Gross margin – manufactured	31	(2)	n/m				11	(1)	n/m
Gross margin – other [1]	5	(3)	n/m	Depreciation and amortization			78	82	(5)
Gross margin – total	36	(5)	n/m	Gross margin excluding depreciation and amortization – manufactured
Expenses	791	38	n/m				89	81	10
EBIT	(755)	(43)	n/m
Depreciation and amortization	218	237	(8)
EBITDA	(537)	194	n/m
Impairment of assets	769	–	n/m
Adjusted EBITDA	232	194	20

1	Includes other phosphate and purchased products and is comprised of net sales of $127 million (2019 – $152 million) less cost of goods sold of $122 million (2019 – $155 million).

The most significant contributors to the changes in our Phosphate financial performance were as follows:

2020 vs 2019
Sales volumes	Sales volumes decreased in 2020 from the conversion of the Redwater phosphate facility in the first half of 2019 to produce ammonium sulfate for our Nitrogen segment and from a lower operating rate.
Net realized selling price	Our average realized phosphate fertilizer prices decreased in 2020 consistent with lower global benchmark prices compared to 2019.
Cost of goods sold per tonne	Costs decreased in 2020 due to a change in estimate in the second quarter related to an asset retirement obligation, favorable non-cash inventory adjustments and lower raw material costs.
Impairment of assets

In 2020, we recorded non-cash impairments of assets relating to our property, plant and equipment at Aurora and White Springs of $545 million and $215 million, respectively, primarily due to lower long-term forecasted global phosphate prices. See the “Critical Accounting Estimates” section of this MD&A and Note 13 to the financial statements.

Adjusted EBITDA

Adjusted EBITDA increased in 2020 due to the impact of the change in estimates for our asset retirement obligation and favorable non-cash inventory adjustments more than offsetting lower net realized selling prices.

2020	Nutrien Annual Report 41

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

PHOSPHATE PRODUCTION

	Phosphate Rock			Phosphoric Acid (P2O5)			Liquid Products				Solid Fertilizer Products
		Production			Production				Production			Production
(million tonnes)	Annual Capacity	2020	2019	Annual Capacity	2020	2019	Annual Capacity		2020	2019	Annual Capacity	2020	2019
Aurora Phosphate	5.4	3.94	4.38	1.2	0.98	1.02	2.7	[1]	1.99	2.01	0.8	0.83	0.85
White Springs Phosphate	2.0	1.81	1.61	0.5	0.46	0.49	0.7	[2]	0.43	0.50	0.8	0.35	0.24
Total producing locations	7.40	5.75	5.99	1.70	1.44	1.51	3.40		2.42	2.51	1.60	1.18	1.09
Redwater Phosphate [3]	–	–	–	–	–	0.10	–		–	–	–	–	0.21
Total	7.40	5.75	5.99	1.70	1.44	1.61
P2O5 operating rate					85	89

1

A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom mix liquid fertilizer. Capacity comprised 2.0 million tonnes merchant grade acid and 0.7 million tonnes superphosphoric acid.

2

Represents annual superphosphoric acid capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers and sold domestically to dealers who custom mix liquid fertilizer.

3	Phosphate operations at Redwater ceased in May 2019 and that facility is now used to produce ammonium sulfate for our Nitrogen operations.

In addition to the production above, annual capacity (in millions of tonnes) for phosphate feed and purified acid was 0.7 and 0.3, respectively. Production in 2020 was 0.31 and 0.20, respectively, and 2019 production was 0.30 and 0.21, respectively.

42 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CORPORATE AND OTHERS FINANCIAL PERFORMANCE

“Corporate and Others” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. Eliminations of sales between operating segments in 2020 were $1,115 million (2019 – $1,060 million) with gross margin recovery of $21 million (2019 – $5 million). Eliminations are not part of the Corporate and Others segment.

(millions of US dollars, except as otherwise noted)	2020	2019	% Change
Sales [1]	82	133	(38)
Cost of goods sold	74	133	(44)
Gross margin	8	–	n/m
Selling expenses	(24)	(18)	33
General and administrative expenses	269	264	2
Provincial mining and other taxes	2	2	–
Share-based compensation expense	69	104	(34)
Impairment of assets	5	120	(96)

Other expenses	228	171	33
EBIT	(541)	(643)	(16)

Depreciation and amortization	52	42	24
EBITDA	(489)	(601)	(19)
Adjustments [2]	203	364	(44)
Adjusted EBITDA	(286)	(237)	21

1	Primarily relates to our non-core Canadian business that was sold in 2020.
2	See Note 3 to the financial statements.

The most significant contributors to the changes in our Corporate and Others financial performance were as follows:

2020 vs 2019
Share-based compensation expense	Share-based compensation expense was lower in 2020 due to lower payout amounts and lower share-based award fair values.
Impairment of assets	In 2019, there were certain individually insignificant impairments of intangible assets and property, plant and equipment related primarily to changes to our future plans for those assets.
Other expenses

Increase in expense is due to COVID-19 related expenses, higher acquisition and integration related expenses and higher project costs related to our Retail enterprise resource planning system as part of our digital transformation in 2020. These were partially offset by Merger and related costs incurred in 2019 with no comparative in 2020.

COVID-19 expenses are directly attributable and incremental to the pandemic and primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs and costs related to construction delays from access limitations and other government restrictions.

2020	Nutrien Annual Report 43

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FINANCE COSTS, INCOME TAX (RECOVERY) EXPENSE AND OTHER COMPREHENSIVE INCOME

(millions of US dollars, except as otherwise noted)	2020	2019	% Change
Finance costs	520	554	(6)
Income tax (recovery) expense	(77)	316	n/m

Other comprehensive income	194	36	439

The most significant contributors to the changes in our finance costs, income tax expense and other comprehensive income were as follows:

	2020 vs 2019
Finance costs	Finance costs decreased slightly as lower interest rates more than offset higher finance costs incurred as we managed our immediate liquidity position during the initial months of the COVID-19 pandemic.
	Weighted Average Debt Balances and Rates (millions of US dollars, except as otherwise noted)
		2020	2019
	Short-term balance [1]	2,329	1,324
	Short-term rate (%) [1]	1.7	4.5
	Long-term balance (excluding lease obligations)	9,282	8,534
	Long-term rate (excluding lease obligations) (%)	4.5	4.7
	Lease obligations balance	1,089	1,024
	Lease obligations rate (%)	3.1	3.4
	1 North American weighted average short-term debt balances were $2,092 million (2019 – $1,063 million) and rates were 1.4 percent (2019 – 2.4 percent).
Income tax (recovery) expense	There was an income tax recovery in 2020 compared to an expense in 2019 primarily due to significantly lower earnings and discrete tax adjustments in 2020. The discrete tax adjustments in 2020 were primarily related to recoveries of prior year taxes due to US legislative changes. The change in effective tax rate is a result of a change in the proportionate earnings (loss) between jurisdictions.
	Effective Tax Rates and Discrete Items (millions of US dollars, except as otherwise noted)
		2020	2019
	Actual effective tax rate on earnings (%)	3	24
	Actual effective tax rate including discrete items (%)	(20)	24
	Discrete tax adjustments that impacted the rate	(80)	2

Other comprehensive income	Other comprehensive income increased primarily due to a higher gain on translation of our Retail operations in Australia as the Australian dollar strengthened relative to the US dollar. There was also an increase in the net actuarial gain on our defined benefit pension plans.

44 Nutrien Annual Report	2020

FINANCIAL OVERVIEW

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FINANCIAL HIGHLIGHTS

(millions of US dollars, except as otherwise noted)	2020	2019	2018
Sales [1]	20,908	20,084	19,636
Net earnings (loss) from continuing operations	459	992	(31)
Basic net earnings (loss) per share from continuing operations	0.81	1.70	(0.05)
Diluted net earnings (loss) per share from continuing operations	0.81	1.70	(0.05)
Net earnings	459	992	3,573
Basic net earnings per share	0.81	1.70	5.72
Diluted net earnings per share	0.81	1.70	5.72
Total assets	47,192	46,799	45,502
Total non-current financial liabilities	10,947	9,431	7,616
Dividends declared per share	1.80	1.33	2.06

1	Certain immaterial figures have been reclassified for the year ended December 31, 2019.

	2020 vs 2019	2019 vs 2018
Sales

Sales increased as higher Retail sales from acquisitions and strong organic growth coupled with higher potash and nitrogen sales volumes, more than offset the impact of lower crop nutrient selling prices.

Sales increased primarily due to Retail acquisitions and higher potash realized prices, driven by higher global benchmark pricing in the first half of 2019, more than offsetting lower potash and nitrogen volumes.

Net earnings and earnings per share from continuing operations

Net earnings and earnings per share decreased compared to 2019 due to a non-cash impairment of our Phosphate property, plant and equipment at Aurora and White Springs and lower manufactured product margins from lower crop nutrient selling prices more than offsetting a net gain from disposal of our investment in MOPCO.

We had earnings from continuing operations in 2019 compared to a loss from continuing operations in 2018, which was impacted by a non-cash impairment of property, plant and equipment in the Potash segment of $1,809 million.

The repurchase of more than 36 million shares in 2019 positively impacted the 2019 per share amount.

Net earnings and earnings per share

Net earnings and earnings per share were lower than 2018 primarily due to the 2018 gain on sale of our equity investments presented as discontinued operations offset by the 2018 non-cash impairment of property, plant and equipment in the Potash segment.

The repurchase of more than 36 million shares in 2019 positively impacted the 2019 per share amount.

Assets and non-current financial liabilities

Assets increased slightly from 2019. Recent acquisitions and higher cash and cash equivalents offset the non-cash impairment of assets and disposal of our investment in MOPCO in 2020.

Non-current financial liabilities increased due to higher long-term debt from the issuance of new notes.

Assets increased primarily due to Retail acquisitions and the addition of right-of-use assets from the adoption of IFRS 16, “Leases”, partially offset by a decrease in cash and cash equivalents.

Non-current financial liabilities increased primarily due to additional lease liabilities recognized upon the adoption of IFRS 16, “Leases”, Retail acquisitions and the issuance of notes, partially offset by the repayment of notes.

46 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FINANCIAL CONDITION REVIEW

BALANCE SHEET ANALYSIS

The most significant contributors to the changes in our balance sheet are analyzed below.

Assets	Liabilities

For information regarding changes in cash and cash equivalents, refer to the “Sources and Uses of Cash” section and the consolidated statements of cash flows in our financial statements.

Property, plant and equipment decreased due to non-cash impairments recorded in 2020 primarily related to the phosphate-related assets.

Goodwill increased as a result of additional goodwill from the recent Retail acquisitions, primarily in Brazil.

Investments decreased as we sold our equity-accounted investment in MOPCO.

Other assets increased due to additional long-term income tax receivables recognized related to the US legislative changes (CARES Act) and higher accrued pension benefit assets from changes in actuarial assumptions.

Short-term debt decreased as we continue to manage our working capital needs.

Long-term debt (including current portion) increased due to the addition of $1.5 billion in notes issued in May 2020 exceeding the repayment of $500 million in notes that matured earlier in 2020.

Payables and accrued charges increased due to a shift in timing of vendor payments and additional vendor prepayment arrangements, whereby we made financial commitments to vendors to prepay for inventory in return for product discounts.

Shareholders’ Equity
Retained earnings decreased due to dividends declared exceeding net earnings.

We do not hold material cash and cash equivalents in currencies other than the US dollar and Canadian dollar. We held approximately $200 million US dollar equivalent in Australia and South America. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resources needs in North America.

2020	Nutrien Annual Report 47

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF LIQUIDITY

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Our 2020 significant liquidity sources are listed below along with our expected ongoing primary uses of liquidity.

	Primary Uses of Liquidity	Primary Sources of Liquidity

•  operational expenses and prepayments

•  seasonal working capital requirements

•  sustaining and investing capital

•  business acquisitions

•  dividends and share repurchases

•  principal payments of debt securities

• cash from operations (including customer prepayments) • commercial paper issuances • increase of credit facility limits and drawdowns • debt capital markets

2020 Key Sources and Uses Included:

•  Invested to sustain and grow our safe, reliable and cost-efficient operations. Sustaining capital expenditures were $919 million. Investing capital expenditures were $511 million.

•  Returned cash to our shareholders through dividends and share repurchases (see Note 23 to the financial statements). Dividends paid were $1,030 million and share repurchases were $160 million.

•  Repaid at maturity $500 million of 4.875 percent notes. See Note 18 to the financial statements.

•  Repaid a net $650 million in commercial paper and had none issued as at December 31, 2020.

•  Issued $1.5 billion of notes on May 13, 2020. See Note 18 to the financial statements.

•  Established $1.5 billion of new committed revolving credit facilities in March and April 2020, in response to the market uncertainty caused by the COVID-19 pandemic. We closed these credit facilities after the issuance of the new notes, as described above. In 2020, we drew down from and later repaid $3.5 billion of our revolving credit facilities to provide additional liquidity in the volatile market caused by the COVID-19 pandemic. We continue to monitor our liquidity position.

•  Received $540 million on disposal of our investment in MOPCO and settlement of related legal claims.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for the foreseeable future. We do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

48 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

SOURCES AND USES OF CASH

Our cash flows from operating, investing and financing activities are summarized in the following table:

(millions of US dollars, except as otherwise noted)	2020	2019	% Change
Cash provided by operating activities	3,323	3,665	(9)
Cash used in investing activities	(1,204)	(2,798)	(57)
Cash used in financing activities	(1,339)	(2,479)	(46)
Effect of exchange rate changes on cash and cash equivalents	3	(31)	n/m

Increase (decrease) in cash and cash equivalents	783	(1,643)	n/m

Cash and cash equivalents increased by $783 million in 2020 compared to a decrease of $1,643 million in 2019, due to:

•	proceeds of $540 million from the disposal of our investment in MOPCO and settlement of related legal claims,

•	a decrease of $1.8 billion in share repurchases compared to the same period in 2019,

•	a decrease of approximately $1 billion in Retail acquisitions and capital expenditures as we deferred or reduced capital projects mainly due to lower crop nutrient prices and COVID-19 precautions, and

•	a decrease of approximately $500 million in long–term debt repayments compared to the same period in 2019.

The above factors were partially offset by:

•	lower cash from our operating activities as a result of lower crop nutrient prices compared to 2019, and

•	an increase of $1.1 billion in short-term net debt repayments compared to the same period in 2019 as a lower level of short-term debt was required in 2020 due to improved working capital.

2020	Nutrien Annual Report 49

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CASH REQUIREMENTS

The following aggregated information about our contractual obligations and other commitments summarizes our liquidity and capital resource requirements as at December 31, 2020. The information presented in the table below does not include planned (but not legally committed) cash requirements. Planned or anticipated cash requirements that are not fully included in the table below include annual outflows for sustaining capital, investing capital, share repurchases, dividends and acquisitions. For information on income taxes and pension and other post retirement benefit funding, refer to Note 8 and Note 21, respectively, to the financial statements. Future cash requirements are subject to changes in regulations, actuarial assumptions, and our expected operating results.

On February 17, 2021, our Board approved a share repurchase program of up to a maximum of 28,468,448 or 5 percent of our outstanding common shares for cancellation. Subject to acceptance by the Toronto Stock Exchange, the 2021 share repurchase program will commence on March 1, 2021, and will expire on the earlier of February 28, 2022, the date on which we have acquired the maximum number of common shares allowable or the date we determine not to make any further repurchases.

		Payments Due by Period
(millions of US dollars) at December 31, 2020	Financial Statement Note Reference	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt	Note 18, 26	9,742	14	1,543	1,809	6,376
Estimated interest payments on long- term debt	Note 26	6,053	420	835	689	4,109
Lease liabilities	Note 19, 26	1,145	259	371	208	307
Estimated interest payments on lease liabilities	Note 26	160	22	37	25	76
Purchase commitments	Note 26	2,239	1,268	757	72	142
Capital commitments	Note 26	110	87	16	6	1
Other commitments	Note 26	430	132	118	53	127
Derivatives	Note 10	48	39	9	–	–
Asset retirement obligations and accrued environmental costs [1]	Note 22	2,788	124	225	145	2,294

Total		22,715	2,365	3,911	3,007	13,432

1	Commitments reflect the estimated cash outflows for these obligations. See Note 22 to the financial statements for details.

50 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CAPITAL STRUCTURE AND MANAGEMENT

We manage our capital structure with a focus on maintaining a strong balance sheet, enabling a strong investment-grade credit rating.

PRINCIPAL DEBT INSTRUMENTS

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We have the following short-term debt instruments available:

(millions of US dollars)	Rate of Interest (%)	Total Facility Limit as at December 31, 2020	2020	2019
Credit facilities
Unsecured revolving term credit facility [1]	Nil	4,500	–	–
Uncommitted revolving demand facility	Nil	500	–	–
Other credit facilities [2]	0.8 – 36.0	740	159	326
Commercial paper	Nil		–	650
Total			159	976

1	Matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date of request.
2

Credit facilities are unsecured and consist of South American facilities with debt of $109 million (2019 – $149 million) and interest rates ranging from 1.7 percent to 36.0 percent, Australian facilities with debt of $19 million (2019 – $157 million) and an interest rate of 0.8 percent, and other facilities with debt of $31 million (2019 – $20 million) and an interest rate of 1.0 percent.

Our long-term debt consists primarily of notes and debentures with the following maturities and interest rates:

2020	Nutrien Annual Report 51

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

We also have lease obligations totaling $1,140 million (including current portion) with a weighted average effective interest rate of 2.9 percent as at December 31, 2020.

Following the decision by global regulators to replace Interbank Offered Rates (“IBORs”) with alternative nearly risk-free rates (“RFRs”), in August 2020 the International Accounting Standards Board completed Phase 2 of the Interest Rate Benchmark Reform. We are in the process of identifying and updating existing contracts extending past 2021 that reference IBORs, and we expect no material impact to our financial statements as a result of the transition.

DEBT COVENANTS

Our credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facilities. We were in compliance with all such covenants as at December 31, 2020.

The accompanying table summarizes the limit and result of our key financial covenant.

At December 31	Limit	2020
Debt to capital ratio [1]	0.65:1.00	0.34:1.00

1	Refer to Note 24 to the financial statements for the detailed calculation.

CREDIT RATINGS

Our ability to access reasonably priced debt in the capital markets depends, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to borrowings under our credit facilities.

Commercial paper markets are normally a source of same-day cash for us. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-Term Debt Rating (Outlook)		Short-Term Debt Rating

As at December 31,	2020	2019	2020	2019
Moody’s	Baa2 (stable)	Baa2 (stable)	P-2	P-2
S&P	BBB (stable)	BBB (stable)	A-2	A-2

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

OUTSTANDING SHARE DATA

February 18, 2021
Common shares	569,790,353
Options to purchase common shares	10,295,789

For more information on our capital structure and management, see Note 24 to the financial statements.	For more information on our short-term debt and long-term debt, see Note 17 and Note 18 to the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

Principal off-balance sheet activities primarily include:

•	Agreement to reimburse losses of Canpotex (see Note 29 to the financial statements).

•	Issuance of guarantee contracts (see Note 22 and Note 27 to the financial statements).

•	Agency arrangement with a financial institution in relation to certain customer loans (see Note 11 to the financial statements).

•	Certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements. Other derivatives are included on our balance sheet at fair value (see Note 10 to the financial statements).

We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements.

52 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

OTHER FINANCIAL INFORMATION

Related Party Transactions

Our most significant related party is Canpotex, which provides us with low-cost marketing and logistics for the offshore potash markets that we serve. Refer to Note 28 to the financial statements for information on our related party transactions.

Market Risks Associated With Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. See Note 10 to the financial statements for information on our financial instruments, including the risks and risk management associated with such instruments.

Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical accounting estimates are those which are highly uncertain at the time they are made or where different estimates would be reasonably likely to have a material impact on our financial condition or results of operations. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

Financial Statement Reference [1]	Critical Accounting Estimate Description
Note 13 and Note 30

Long-lived asset impairment

In 2020, we identified an impairment indicator in our Phosphate cash-generating units (“CGUs”) due to lower long-term forecasted global phosphate prices, and recorded impairments to our property, plant and equipment at Aurora and White Springs of $545 million and $215 million, respectively.

The recoverable amount of Aurora was determined using a fair value less costs of disposal (“FVLCD”) methodology based on after-tax discounted cash flows (using a five-year projection and a terminal year thereafter to the expected mine life) discounted at a post-tax rate of 10.5%. The recoverable amount of White Springs was determined using a value in use methodology assuming an end of mine life in 2029 and a post-tax discount rate of 12.0%. The recoverable amounts of Aurora and White Springs are most sensitive to the following key assumptions: our internal sales price forecasts, which consider projections from an independent third-party data source, discount rates and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, mineral reserve technical reports, as well as industry and market trends.

The following table highlights sensitivities to the recoverable amount, which could result in additional impairment losses or reversals of previously recorded losses. The sensitivities have been calculated independently of changes in other key variables.

Aurora
	Key Assumptions	Change in Assumption	Change in Recoverable Amount (millions of US dollars)
	Net selling price	±$10 per tonne	±150
	Discount rate	±1.0 percentage point	±120

For our White Springs CGU, there were no reasonably possible changes in the key assumptions that would result in a substantial change in the recoverable amount.

In 2020, we performed impairment testing on the Trinidad CGU, part of our Nitrogen segment, due to the indefinite closure of an ammonia plant in response to market conditions and lower long-term forecasted global ammonia prices. No impairment resulted from comparing the carrying amount of the Trinidad CGU to its recoverable amount determined on a FVLCD methodology. FVLCD was based on after-tax discounted cash flows (using a five-year projection and a 2.0% terminal growth rate) discounted at a post-tax rate of 12.6%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Trinidad CGU recoverable amount to be equal to the carrying amount:

	Key Assumptions	Change Required for Carrying Amount to Equal Recoverable Amount
	Net selling price (5-year average)	4 percent decrease
	Production volumes (5-year average)	5 percent decrease
	Discount rate (post-tax)	0.9 percentage point increase

2020	Nutrien Annual Report 53

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Financial Statement Reference [1]	Critical Accounting Estimate Description

Note 14 and Note 30

Goodwill impairment

Operating segments other than Phosphate have goodwill allocated to them that must be assessed for impairment when events or circumstances indicate there could be an impairment, or at least annually. Based on our assumptions at the time of our goodwill impairment testing, the excess of the recoverable amount of each of our CGUs or groups of CGUs containing goodwill was in excess of their carrying amounts. Key assumptions in our testing models may change, and changes that could reasonably be expected to occur may cause impairment.

	The excess of the recoverable amount of the Retail – North America group of CGUs over the carrying amount is $1.7 billion, which is 13 percent. The sensitivity of Retail – North America’s recoverable amount to changes in key assumptions is as follows:

	Key Assumptions	Percentage Point Change	Change in Recoverable Amount (millions of US dollars)
	Discount rate	+0.1	(270)
		-0.1	280

	Terminal growth rate	+0.1	240
		-0.1	(230)

	Forecasted EBITDA	+5.0	900
	over forecast period	-5.0	(900)

Note 25

Business combinations – measurement of assets acquired and liabilities assumed

Significant judgment for our business combinations included identifying assets acquired and liabilities assumed, and estimation of their fair values. To determine fair values, we used quoted market prices or widely accepted valuation techniques. Key assumptions include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. We performed a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We also engaged independent valuation experts on certain acquisitions to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. In 2020, all of the business combinations were in the Retail segment.

Note 8 and Note 29

Income taxes – measurement

Significant estimates for the measurement of our income taxes include assessing the probability and measurement of our uncertain tax provisions related to complex global tax regulations, estimating forecasted taxable income and the timing of reversal of temporary differences, and assessing the probability of future taxable income used to recognize deferred tax assets. Although we believe our assumptions and estimates are reasonable, our tax assets are realizable and our accruals for tax liabilities are adequate for all open tax years based on our interpretation of tax laws and prior experience, actual results could differ. Changes in the income tax legislations, regulations and interpretations may result in a material impact to our financial statements.

Income taxes are recorded in our Corporate and Others segment.

Note 22

Asset retirement obligations (“AROs”) and accrued environmental costs (“ERLs”) – measurement

The Potash and Phosphate segments have these liabilities (which have a high degree of estimation uncertainty for future costs and estimated timelines) associated with their mining operations while the Corporate and Others segment has AROs and ERLs associated with non-operational mines. For the Nitrogen segment, we have not recorded any asset retirement obligations as no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements which can extend the useful lives of our facilities indefinitely.

1	Included in the notes are a description of the estimate and the methodology for calculating (when applicable) key areas of judgment related to the estimate and changes to the estimate (if any).

54 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

QUARTERLY RESULTS

	2020				2019
(millions of US dollars, except as otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales [1]	4,052	4,227	8,431	4,198	3,462	4,185	8,704	3,733
Net earnings (loss)	316	(587)	765	(35)	(48)	141	858	41
Adjusted EBITDA	768	670	1,721	508	664	787	1,870	704
Net earnings per share (“EPS”)
Basic	0.55	(1.03)	1.34	(0.06)	(0.08)	0.25	1.48	0.07
Diluted	0.55	(1.03)	1.34	(0.06)	(0.08)	0.24	1.47	0.07

1	Certain immaterial figures have been reclassified in each quarter of 2019 and in the first three quarters of 2020.

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Since the fourth quarter of 2019, Potash earnings have been impacted by lower net realized selling prices caused by a temporary slowdown in global demand. In the third quarter of 2020, earnings were impacted by non-cash impairments of property, plant and equipment primarily in the Phosphate segment as a result of lower forecasted global phosphate prices. Earnings were impacted by a net gain from disposal of our MOPCO investment and settlement of related legal claims in the fourth quarter of 2020.

Fourth Quarter Financial Performance

(millions of US dollars, unless otherwise noted)	Sales			Gross Margin
Three months ended December 31	2020	2019	% Change	2020	2019	% Change
Retail
Crop nutrients	1,108	907	22	236	186	27
Crop protection products	828	635	30	343	281	22
Seed	152	99	54	58	60	(3)
Merchandise	240	211	14	41	44	(7)
Nutrien Financial	37	–	n/m	37	–	n/m
Services and other [1]	290	339	(14)	207	185	12
Nutrien Financial elimination [2]	(37)	–	n/m	(37)	–	n/m
Total	2,618	2,191	19	885	756	17

1	Certain immaterial figures have been reclassified for the three months ended December 31, 2019.
2	Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

(US dollars, unless otherwise noted)	Manufactured Product Sales Tonnes (thousands)			Manufactured Product Average Net Price per MT
Three months ended December 31	2020	2019	% Change	2020	2019	% Change
Potash
North America	1,041	651	60	192	226	(15)
Offshore	1,613	1,234	31	156	164	(5)
Sales	2,654	1,885	41	170	186	(9)
Cost of goods sold				116	112	4
Gross margin				54	74	(27)
Nitrogen
Ammonia	730	571	28	216	245	(12)
Urea	853	695	23	270	278	(3)
Solutions, nitrates and sulfates	1,262	1,096	15	133	152	(13)
Sales	2,845	2,362	20	195	212	(8)
Cost of goods sold				162	171	(5)
Gross margin				33	41	(20)
Phosphate
Fertilizer	466	466	–	387	334	16
Industrial and feed	182	181	1	551	581	(5)
Sales	648	647	–	433	403	7
Cost of goods sold				410	395	4
Gross margin				23	8	188

2020	Nutrien Annual Report 55

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Highlights of our 2020 fourth quarter compared to the 2019 fourth quarter results were as follows:

Q4 2020 vs Q4 2019

Retail

Gross margin increased due to higher sales from recent acquisitions in Brazil and improved weather conditions in the US and Australia. Selling expenses increased due to the acquisitions and higher sales activity, but decreased as a percentage of sales.

Potash

Gross margin increased from higher sales volumes due to strong domestic and offshore demand supported by improved crop prices, increased planted acreage in the US and strong fall application in North America in anticipation of higher planting in 2021. This was partially offset by decreased net realized selling prices due to lower year-over-year global benchmark prices as well as increased cost of goods sold per tonne as a result of higher depreciation and amortization related to production mix and the timing of maintenance projects relative to the fourth quarter of 2019. Cost of goods sold per tonne was positively impacted by higher production levels and production efficiencies.

Nitrogen

Gross margin increased from higher sales volumes across all product lines due to favorable weather conditions in North America supporting a strong application season and from a lower cost of goods sold per tonne resulting from lower depreciation and amortization per tonne which offset an increase in natural gas costs. These factors were partially offset by a lower net realized selling price, which was consistent with lower global and North American benchmark prices. Other income increased due to a gain on disposal of our MOPCO investment and settlement of related legal claims in the fourth quarter of 2020.

Phosphate

Gross margin increased due to a higher realized fertilizer selling price from a recovery in global benchmark prices which was partially offset by lower industrial and feed prices and was impacted by timing lags to benchmark prices. This was partially offset by an increase in cost of goods sold per tonne resulting from higher input costs and lower production volumes, which more than offset lower depreciation and amortization following the non-cash impairment in the third quarter of 2020.

Other fourth quarter financial highlights

Impairment of assets decreased from $87 million to $1 million primarily due to certain impairments of various intangible assets and property, plant and equipment recorded in the fourth quarter of 2019 with no similar impairments in the fourth quarter of 2020.

Share-based compensation expense increased from $9 million to $60 million primarily due to an increase in share price in the fourth quarter of 2020 compared to a decrease in the fourth quarter of 2019.

An income tax recovery was recorded in the fourth quarter of 2020 as the $250 million net gain on disposal of our investment in MOPCO did not increase income tax expense due to available capital losses. We also had discrete tax adjustments primarily related to recoveries of prior year taxes due to US legislative changes. An income tax recovery was recorded in the fourth quarter of 2019 due to a loss before income taxes. The change in the actual effective tax rate on earnings is a result of a change in the proportionate earnings (loss) between jurisdictions.

We had higher cash flows in the fourth quarter of 2020 compared to the same period in 2019 from proceeds from disposal of investment in MOPCO and higher cash from operations from higher Retail sales and working capital improvements.

56 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2021 GUIDANCE

	2021 Guidance Ranges [1]
(billions of US dollars except as otherwise noted)	Low	High
Adjusted net earnings per share (“Adjusted EPS”) [2]	2.05	2.75
Adjusted EBITDA	4.0	4.5
Retail adjusted EBITDA	1.5	1.6
Potash adjusted EBITDA	1.4	1.6
Nitrogen adjusted EBITDA	1.1	1.3
Phosphate adjusted EBITDA (millions)	250	350
Potash sales tonnes (millions) [3]	12.5	13.0
Nitrogen sales tonnes (millions) [3]	10.9	11.4
Depreciation and amortization	1.9	2.0
Effective tax rate on adjusted earnings (%)	22	24
Sustaining capital expenditures	1.1	1.2

1	See the “Forward-Looking Statements” section.
2	Assumes 570 million shares outstanding for all EPS guidance and sensitivities.
3	Manufactured product only. Nitrogen sales tonnes excludes ESN® and Rainbow products.

ASSUMPTIONS

2021 Average Canadian to US dollar exchange rate	1.29
2021 NYMEX natural gas (US dollars per MMBtu)	2.80

2021 SENSITIVITIES

PRICE AND VOLUME SENSITIVITIES
		Effect on
(millions of US dollars, except EPS amounts)		Adjusted EPS		Adjusted EBITDA
Price	Potash changes by $25/tonne	±	0.35	±	260
	Ammonia changes by $25/tonne	±	0.06	±	47
	Urea changes by $25/tonne	±	0.11	±	82
Volume	Potash changes by 100,000 tonnes	±	0.01	±	11
	Nitrogen changes by 50,000 N tonnes	±	0.01	±	7
Retail	Crop nutrients changes by 1% [1]	±	0.07	±	55
	Crop protection changes by 1% [1]	±	0.07	±	54

	Seed changes by 1% [1]	±	0.03	±	20
1 Gross margin as a percentage of sales.

INPUT COST SENSITIVITIES
		Effect on
(millions of US dollars, except EPS amounts)		Adjusted EPS		Adjusted EBITDA
NYMEX natural gas price changes by $1/MMBTu	(impact on Nitrogen)
		±	0.21	±	155
Canadian to US dollar changes by $0.02		±	0.02	±	14

2020	Nutrien Annual Report 57

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

ENTERPRISE RISK MANAGEMENT

Nutrien integrates risk management into our strategic and business activities to facilitate informed risk taking. We focus on identifying and managing risks that are critical to achieving our strategic objectives.

Risk Governance

Risk management is governed by our Board and Board committees, who oversee our Executive Leadership Team in understanding the principal risks to our business and strategy. Responsibility and accountability for risk management are embedded in all levels of our organization, and we strive to integrate risk management into key decision-making processes and strategy. By considering risk throughout our business, we seek to align our strategy with our vision and effectively manage the risks that could have an impact on our ability to deliver our strategy.

COVID-19 Update

We are continually assessing and responding to the effects of the COVID-19 pandemic on our employees, customers. and suppliers, and evaluating governmental and other public health authority actions being taken to curtail its spread. Our operations have been designated as part of critical infrastructure and as essential businesses (or equivalents) in our core markets, allowing us to continue to operate. We have implemented COVID-19 safety protocols across our operations to help protect and support our employees, customers and suppliers. We have also successfully shifted virtually all of our corporate staff to a work-from-home program. Our crisis management team and leadership continue to monitor the COVID-19 situation and adjust plans accordingly. While COVID-19 has had limited impact on our reported results to date, future impacts will depend on future developments, which cannot currently be predicted and may negatively impact our business, results of operations, financial condition or liquidity.

Key Risks

We characterize a Key Risk as a risk or combination of risks that could threaten the achievement of our vision and ability to deliver on our strategy. We evaluate and develop responses for those risks that could have a significant safety and health, environmental, financial or reputational impact. In addition to COVID-19, we consider the following to be Key Risks at this time. For a more detailed discussion of all our risks, including COVID-19, refer to Nutrien’s 2020 Annual Information Form.

1	Agriculture Changes and Trends	Associated Key Priorities

Description

The following factors, in addition to other factors, could impact our strategy, demand for our products and/or financial performance: farm and industry consolidation; shifting grower demographics; agriculture productivity and development including soil health; climate change; water management; changes in consumer food preferences; governments and climate-related initiatives; and technological innovation and digital business models.

Risk Management Approach

Our integrated business platform and diversified earnings portfolio are designed to respond and adapt to changes in agriculture. Nutrien also provides a diverse portfolio of expertise, products, services and digital analytics that support growers to produce higher yields in a sustainable manner. We recently launched our plan to create the agricultural industry’s most comprehensive Carbon Program, designed to provide end-to-end support for growers to drive improved sustainability and boost profitability. Our digital tools also allow growers to track their sustainability outcomes, providing transparency to value-chain partners. Our teams have strong industry knowledge and direct customer relationships across the value chain, providing unique insights on trends and developments in the agriculture industry.

See pages 11 & 14 of this report for information on Nutrien’s Strategy and our Carbon Program.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

58 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Enterprise Risk Management Continued

2	Shifting Market Fundamentals	Associated Key Priorities

Description

Changes in global macroeconomic conditions – including trade tariffs and/or other trade restrictions, increased price competition or a significant change in agriculture production or consumption trends – could lead to a low crop price environment and reduced demand for our products or increased prices or decreased availability of raw materials used in making our products.

Risk Management Approach

Our diversified business model and portfolio of agricultural products, services and solutions, combined with our global presence, is designed to enable us to respond to changing economic conditions.

We have a favorable cost-to-service position and the flexibility to make operational changes across our portfolio in order to minimize the impact of changing market dynamics. We also engage in market development, education, training and customer relations initiatives that support growth.

3	Changing Regulations	Associated Key Priorities

Description

Changing laws, regulations and government policies – including those relating to health and safety, taxes and royalties, environmental and climate change, including regulation of GHG emissions – could affect our ability to produce or sell certain products, reduce our efficiency and competitive advantage, increase our costs of raw material, energy, transportation or compliance, or require us to make capital improvements to our operations – all of which could impact our financial performance or reputation.

Risk Management Approach

We have a Government & Industry Affairs Team and an active engagement strategy with governments and regulators that keeps us current on regulatory developments affecting our business, allowing us to anticipate new policies and put the Company in the best position for success while leveraging our industry association allies. We have a sustainability strategy, an active Issues Management Team and are in the process of developing a climate action plan to assist in managing the impact of potential regulatory changes.

4	Cybersecurity Threats	Associated Key Priorities

Description

Cyberattacks or breaches of our systems, including our Retail digital platform, or exposure to potential computer viruses, could lead to disruptions to our operations, loss of data, or the unintended disclosure of confidential information and/or personally identifiable information or property damage. Any of these could result in business disruptions, reputational damage, personal injury, or third-party claims, impacting our operations, financial performance or reputation.

Risk Management Approach

We maintain an enhanced focus on cybersecurity in conjunction with our cybersecurity strategy, policy and framework. Threat and risk assessments are completed for all new information technology systems, and our cybersecurity incident response processes are backstopped by external response measures.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

2020	Nutrien Annual Report 59

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Enterprise Risk Management Continued

5	Political, Economic and Social Instability	Associated Key Priorities

Description

Political, economic and social instability may affect our business including, for instance, if any of the jurisdictions in which we operate introduce restrictions on monetary distributions, forced divestitures or changes to or nullification of existing agreements, mining permits or leases. Instability in political or regulatory regimes could also affect our ability to do business and could impact our sales and operating results, our reputation or the value of our assets.

Risk Management Approach

We have a Government & Industry Affairs Team and an active engagement strategy with governments, regulators and other stakeholders in the countries where we operate or plan to operate. We assess capital investments and project decisions against political, country and other related risk factors. Dedicated teams regularly monitor developments and global trends that may impact us.

6	Stakeholder Support	Associated Key Priorities

Description

Our stakeholders may not support our business plans, structure, strategy or core sustainability such as ESG initiatives and climate targets, and social responsibilities. Loss of stakeholder confidence impairs our ability to execute our business plans, negatively impacts our ability to produce or sell our products, and may lead to reputational and financial losses or shareholder action.

Risk Management Approach

We have an Issues Management Team that continuously monitors stakeholder issues and that regularly engages with our stakeholders to identify and address their concerns and communicate the long-term value opportunities associated with our business plans. We recently launched our plan to create the agricultural industry’s most comprehensive Carbon Program and have a sustainability strategy that is structured to support what matters most to our stakeholders. We also are in the process of developing our climate action plan.

 See page 13 of this report for information on our ESG strategy.

7	Talent and Organizational Culture	Associated Key Priorities

Description

An inability to attract, develop, engage or retain skilled employees, or establish the right organizational culture, could impact productivity, reliability, safety performance, costs, customer relationships, and/or our reputation.

Risk Management Approach

We have a proactive in-house Talent Attraction and Sourcing Team that focuses on efficiently building a diverse and talented workforce with the current and future skills we need. We are committed to the career development of our employees and building a culture grounded in our organizational purpose and the values of safety and integrity. Our active listening strategy keeps a pulse on employee experience and engagement and our inclusive culture. Our talent succession process focuses on identifying and managing critical roles and the proactive build of internal and external bench strength with an eye to diversity. Our incentive programs are competitive and performance-based and support our purpose-driven culture.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

60 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Enterprise Risk Management Continued

8	Retail Business Model	Associated Key Priorities

Description

Digital innovations, increased research and development activity, and new technologies in the agriculture industry, among other factors, could alter the competitive environment, impacting our Retail operations and financial performance.

Refer to Nutrien’s 2020 Annual Information Form for risk factors related to the implementation of our new enterprise resource planning system.

Risk Management Approach

Our full-service offering, continued investment in

technology, and integrated digital platform position our Retail business as a leader in agricultural solutions for growers. We are actively involved in the ag technology innovation space through external investments and partnerships. We seek to maintain strong relationships with industry partners, positioning Nutrien Ag Solutions as a key part of the ag value chain for both suppliers and growers.

Our dedicated in-house product innovation teams continue to invest in enhancing our digital platform and e-commerce capabilities through focused research and development and acquisitions.

9	Capital Redeployment	Associated Key Priorities

Description

Our inability to deploy capital to efficiently achieve sustained growth or to effectively execute on opportunities – whether due to market conditions, lack of options or otherwise, or deploying capital in a manner inconsistent with our strategic priorities – could impact our returns, operations, reputation or access to capital.

Risk Management Approach

We are focused on creating long-term value and our capital allocation policy prioritizes sustaining our assets, preserving the strength and resiliency of our balance sheet, supporting a sustainable dividend, and applying a rigorous compete-for-capital re-investment strategy to maximize shareholder value.

 See page 18 of this report for our Capital Allocation Policy.

10	Safety, Health & Environment	Associated Key Priorities

Description

Our operations are subject to safety, health and environmental risks inherent in the mining, manufacturing, transportation, storage and distribution of our products. These factors could result in injuries or fatalities, or impact the biodiversity, water resources or related ecosystems near our operations, impacting our operations, financial performance or reputation.

Risk Management Approach

We have robust governance processes that ensure we follow all regulatory, industry and internal standards of safety, health and environmental responsibility that involve independent audits and assessments. We have structured incident prevention and response systems in place, conduct regular security vulnerability assessments and maintain protocols for employees working and traveling abroad. We have developed crisis communication protocols and emergency response programs and personnel can be deployed in the event of a significant incident.

We maintain environmental monitoring and control systems, including third-party reviews of key containment structures.

Sustainability	Growth & Capital Allocation	Innovation & Technology	Employees

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Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2020, Nutrien Ltd. did maintain effective internal control over financial reporting.

In 2020, as part of our digital transformation, we implemented a new enterprise resource planning system in the Retail segment. The Digital Transformation implementation in the Retail environment has resulted in a more automated control environment for our Canadian and Loveland Products operations. This change has materially affected our internal control over financial reporting.

On September 30, 2019, we completed the Ruralco acquisition. The acquisition of Ruralco was previously excluded from management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 due to the proximity of the acquisition to year-end. As a result of the acquisition of Ruralco and the integration of the Australian Retail operations, the internal control over the Australian Retail operations came into scope of the Company’s internal control over financial reporting in the fourth quarter of 2020. We completed the integration of our Ruralco control environment into the Nutrien control environment to ensure controls were operating effectively as at December 31, 2020. Management used appropriate procedures to ensure internal controls were in place during and after implementation. The integration of the Australian Retail operations has materially affected our internal control over financial reporting.

COVID-19 has also affected our business. In 2020, corporate office staff and many site administrative staff have worked from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. This change has not materially affected our internal control over financial reporting.

Except as discussed herein, there have been no changes in, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2020 was audited by KPMG LLP, as reflected in their report, which is included in this 2020 Annual Report.

62 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document, including within the “2021 Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2021 annual guidance, including our expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); expectations regarding adjusted EBITDA growth; expectations regarding our growth and capital allocation intentions and strategies; capital spending expectations for 2021; expectations regarding performance of our operating segments in 2021, including our operating segment market outlooks and market conditions for 2021, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of import and export volumes; expectations regarding our sustainability, environmental (including climate), diversity and inclusion and innovation and technology strategies, initiatives, plans and targets; expectations regarding the expansion and enhancement of our Retail digital platform; expectations regarding repurchases of our common shares, including the timing thereof; expectations regarding the sufficiency of Nutrien’s liquidity, including the sources thereof, to meet its anticipated capital expenditures and other cash requirements; expectations regarding the impact to Nutrien of the transition from interbank offered rates to nearly risk-free rates; the negotiation of sales contracts; the implementation of our carbon program and the benefits to Nutrien and growers therefrom; and acquisitions and divestitures, and the expected synergies associated with certain acquisitions, including the timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2021 and in the future; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; our ability to successfully implement new initiatives and programs; and our ability to redeploy capital to generate higher returns for shareholders.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share and adjusted EBITDA (consolidated and by segment) guidance ranges, as well as our adjusted earnings per share and adjusted EBITDA price and volume and input costs sensitivities ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

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APPENDIX – NON-IFRS FINANCIAL MEASURES

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s historical or future financial performance, financial position or cash flow that are not specified, defined or determined under IFRS, and are not presented in our financial statements. Non-IFRS measures either exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure specified, defined or determined under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As non-recurring or unusual items arise, we generally exclude these items in our calculation.

ADJUSTED EBITDA (CONSOLIDATED)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, Merger and related costs, certain acquisition and integration related costs, share-based compensation, impairment of assets, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses, loss on disposal of business and net gain on disposal of investment in MOPCO. In 2020, we amended our calculation of adjusted EBITDA to adjust for the impact of COVID-19 related expenses, loss on disposal of business and net gain on disposal of investment in MOPCO. There were no similar income or expenses in the comparative period. To align with the change in our segment performance measure effective in 2020, we will primarily use adjusted EBITDA going forward as our consolidated performance measure.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations.

(millions of US dollars)	2020	2019
Net earnings	459	992
Finance costs	520	554
Income tax (recovery) expense	(77)	316
Depreciation and amortization	1,989	1,799
EBITDA	2,891	3,661
Merger and related costs	–	82
Acquisition and integration related costs	60	16
Share-based compensation expense	69	104
Impairment of assets	824	120
COVID-19 related expenses	48	–
Foreign exchange loss, net of related derivatives	19	42
Loss on disposal of business	6	–
Net gain on disposal of investment in MOPCO	(250)	–
Adjusted EBITDA	3,667	4,025

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Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

ADJUSTED EBITDA (CONSOLIDATED), ADJUSTED NET EARNINGS PER SHARE AND SUSTAINING CAPITAL EXPENDITURES GUIDANCE

Adjusted EBITDA, adjusted net earnings per share and sustaining capital expenditures guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance for adjusted EBITDA and adjusted net earnings per share excludes the impacts of acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses. Guidance for sustaining capital expenditures includes expected expenditures required to sustain operations at existing levels and includes major repairs and maintenance and plant turnarounds.

ADJUSTED NET EARNINGS AND ADJUSTED NET EARNINGS PER SHARE

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Net earnings (loss) before certain acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses (including those recorded under finance costs), loss on disposal of business, net gain on disposal of investment in MOPCO and impairment of assets, net of tax. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment. In 2020, we amended our calculation of adjusted net loss to adjust for the impact of COVID-19 related expenses, loss on disposal of business and net gain on disposal of investment in MOPCO.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	2020			2019
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings		459	0.81		992	1.70
Adjustments:
Merger and related costs	–	–	–	82	62	0.10
Acquisition and integration related costs	60	44	0.08	16	12	0.02
Share-based compensation expense	69	50	0.09	104	79	0.14
Impairment of assets	824	657	1.15	120	91	0.16
COVID-19 related expenses	67	49	0.09	–	–	–
Foreign exchange loss, net of related derivatives	19	14	0.02	42	32	0.05
Loss on disposal of business	6	4	–	–	–	–
Net gain on disposal of investment in MOPCO	(250)	(250)	(0.44)	–	–	–

Adjusted net earnings		1,027	1.80		1,268	2.17

FREE CASH FLOW AND FREE CASH FLOW INCLUDING CHANGES IN NON-CASH OPERATING WORKING CAPITAL

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures. We also calculate a similar measure that includes changes in non-cash operating working capital.

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Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

(millions of US dollars)	2020	2019
Cash from operations before working capital changes	2,749	3,175
Sustaining capital expenditures	(919)	(1,018)

Free cash flow	1,830	2,157

Changes in non-cash operating working capital	574	490

Free cash flow including changes in non-cash operating working capital	2,404	2,647

GROSS MARGIN EXCLUDING DEPRECIATION AND AMORTIZATION PER TONNE –

MANUFACTURED

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne from manufactured products less depreciation and amortization per tonne. Reconciliations are provided in the “Operating Segment Performance & Outlook” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

POTASH CASH COST OF PRODUCT MANUFACTURED (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2020	2019
Total COGS – Potash	1,183	1,103
Change in inventory	(10)	10
Other adjustments	(12)	(16)
COPM	1,161	1,097
Depreciation and amortization included in COPM	(424)	(355)
Cash COPM	737	742
Production tonnes (tonnes – thousands)	12,595	11,700
Potash cash COPM per tonne	59	63

AMMONIA CONTROLLABLE CASH COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

66 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2020	2019
Total COGS – Nitrogen	2,265	2,148
Depreciation and amortization in COGS	(522)	(462)
Cash COGS for products other than ammonia	(1,342)	(1,226)
Ammonia
Total cash COGS before other adjustments	401	460
Other adjustments [1]	(52)	(57)
Total cash COPM	349	403
Natural gas and steam costs	(235)	(273)
Controllable cash COPM	114	130
Production tonnes (net tonnes [2] – thousands)	2,649	2,887
Ammonia controllable cash COPM per tonne	43	45

1	Includes changes in inventory balances and other adjustments.
2	Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

NUTRIEN FINANCIAL NET INTEREST MARGIN

Most directly comparable IFRS financial measure: Nutrien Financial gross margin divided by average Nutrien Financial receivables.

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate financial performance of Nutrien Financial.

	Rolling four quarters ended December 31, 2020
(millions of US dollars, except as otherwise noted)	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Total/Average
Nutrien Financial revenue	16	40	36	37
Deemed interest expense [1]	(5)	(15)	(15)	(14)
Net interest	11	25	21	23	80
Average Nutrien Financial receivables	795	2,108	1,711	1,392	1,502
Nutrien Financial net interest margin (%)					5.3

1	Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

SUSTAINING CAPITAL EXPENDITURES AND INVESTING CAPITAL EXPENDITURES

Most directly comparable IFRS financial measure: Cash additions to property, plant and equipment and intangible assets.

Definition: Sustaining capital expenditures are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds. Investing capital expenditures are for significant expansions of current operations or to create cost savings (synergies), including capitalized interest. Investing capital excludes capital outlays for business acquisitions and equity-accounted investees.

2020	Nutrien Annual Report 67

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Why we use the measure and why it is useful to investors: Sustaining capital expenditures show the capital investment required to sustain our existing operations, and are the first priority in our capital allocation policy. Investing capital expenditures are an important component in understanding how much we have invested to grow our business excluding business acquisitions and investments in equity-accounted investees.

(millions of US dollars, except as otherwise noted)	2020	2019
Additions to property, plant and equipment	1,423	1,728
Additions to intangible assets	126	163
	1,549	1,891
Consists of:
Sustaining capital expenditures	919	1,018
Investing capital expenditures	511	772
Other capital expenditures	119	101
	1,549	1,891

RETAIL ADJUSTED AVERAGE WORKING CAPITAL TO SALES AND RETAIL ADJUSTED AVERAGE WORKING CAPITAL TO SALES EXCLUDING NUTRIEN FINANCIAL

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco) during the first year following the acquisition. We have amended our calculation to adjust for the sales of certain recently acquired businesses. We also look at this metric excluding the sales and working capital of Nutrien Financial.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

(millions of US dollars, except as otherwise noted)	2020	2019
Average working capital	2,173	3,097
Average working capital from certain recent acquisitions	(11)	(53)
Adjusted average working capital	2,162	3,044
Average Nutrien Financial working capital	(1,502)	n/a	[1]
Adjusted average working capital excluding Nutrien Financial	660	n/a	[1]
Sales [2]	14,785	13,282
Sales from certain recent acquisitions	(686)	(249)
Adjusted sales	14,099	13,033
Nutrien Financial revenue [2]	(129)	n/a	[1]
Adjusted sales excluding Nutrien Financial	13,970	n/a	[1]

1	We did not calculate this metric excluding Nutrien Financial in 2019 as it was in its first year of operations.
2	Certain immaterial figures have been reclassified for 2019.

Adjusted average working capital to sales (%)	15	23
Adjusted average working capital to sales excluding Nutrien Financial (%)	5	n/a	[1]

RETAIL CASH OPERATING COVERAGE RATIO

Most directly comparable IFRS financial measure: Retail operating expenses1 as a percentage of Retail gross margin.

Definition: Retail operating expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

68 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

(millions of US dollars, except as otherwise noted)	2020	2019
Operating expenses [1,2]	2,974	2,665
Depreciation and amortization in operating expenses	(658)	(585)
Operating expenses excluding depreciation and amortization	2,316	2,080
Gross margin [2]	3,736	3,301
Depreciation and amortization in cost of goods sold	10	7
Gross margin excluding depreciation and amortization	3,746	3,308
Cash operating coverage ratio (%)	61.8	62.9
Cash operating coverage ratio before reclassification (%) [3]	61.1	62.2

1	Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.
2	Certain immaterial figures have been reclassified for 2019.
3	Adjusted to reflect what the metric would have been prior to a reclassification of certain immaterial figures.

RETAIL ADJUSTED EBITDA PER US SELLING LOCATION

Most directly comparable IFRS financial measure: Retail US adjusted EBITDA.

Definition: Total Retail US adjusted EBITDA for the last four rolling quarters, adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. This measure includes locations we have owned for more than 12 months. In the third quarter of 2020, we revised this measure from US EBITDA to US adjusted EBITDA to align with how we evaluate Retail results. There were no changes to this measure as a result of the change.

(millions of US dollars, except as otherwise noted)	2020	2019
Adjusted US EBITDA	985	899
Adjustments for acquisitions	(5)	(27)
Adjusted US EBITDA adjusted for acquisitions	980	872
Number of US selling locations adjusted for acquisitions	912	902
Adjusted EBITDA per US selling location (thousands of US dollars)	1,075	967

RETAIL NORMALIZED COMPARABLE STORE SALES

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

(millions of US dollars, except as otherwise noted)	2020	2019
Sales from comparable base
Current period	13,546	12,568
Prior period [1]	13,282	12,520
Comparable store sales (%)	2	0
Prior period normalized for benchmark prices and foreign exchange rates [1]	12,784	12,636
Normalized comparable store sales (%)	6	(1)

1	Certain immaterial figures have been reclassified in 2020

2020	Nutrien Annual Report 69

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

THREE-YEAR HIGHLIGHTS

The following information is not part of our MD&A on SEDAR and EDGAR and is furnished for those readers who may find value in the use of such information over the long term. In future years, we plan to expand the historical data in these tables as the information becomes available.

Summary Financial Information

(millions of US dollars, except as otherwise noted)	2020	2019	2018
Operations
Sales [1]	20,908	20,084	19,636
Earnings before finance costs and income taxes	902	1,862	414
Net earnings (loss) from continuing operations	459	992	(31)
Net earnings	459	992	3,573
Diluted net earnings per share from continuing operations	0.81	1.70	(0.05)
Diluted net earnings per share	0.81	1.70	5.72
Finance costs	520	554	538
Adjusted EBITDA [2]	3,667	4,025	3,934
Cash provided by operating activities	3,323	3,665	2,052
Balance Sheet
Total assets	47,192	46,799	45,502
Short-term debt and long-term debt (including leases)	11,360	11,104	9,223
Shareholders’ equity	22,365	22,869	24,425
Common Share Information
Weighted average common shares outstanding (millions)	570	583	625
Closing share price on NYSE (USD)	48.16	47.91	47.00
Total shareholder return percentage (%)	5.5	5.5	(6.6)
Operating Segment Information
Retail net sales [1,3]	14,785	13,282	12,520
Potash net sales	2,146	2,604	2,667
Nitrogen net sales [4]	2,740	2,848	2,965
Phosphate net sales [4]	1,202	1,368	1,561
Retail adjusted EBITDA	1,430	1,231	1,206
Potash adjusted EBITDA	1,190	1,593	1,606
Nitrogen adjusted EBITDA [4]	1,080	1,239	1,215
Phosphate adjusted EBITDA [4]	232	194	255
Capital Allocation
Sustaining capital expenditures	919	1,018	985
Investing capital expenditures	511	772	320
Mine development and pre-stripping expenditures	109	96	100
Business acquisitions (net of cash acquired)	233	911	433
Purchase of investments	102	198	135
Dividends paid	1,030	1,022	952
Payments for share repurchases	160	1,930	1,800

1	Certain immaterial figures have been reclassified for 2019 and 2018.
2	See the “Non-IFRS Financial Measures” section.
3	Certain immaterial figures have been reclassified or grouped together for 2018.
4	Restated 2018 for the reclassification of sulfate from the Phosphate segment to the Nitrogen segment.

70 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Summary Non-Financial Information

	2020	2019	2018
Safety
Total recordable injury frequency	1.10	1.34	1.28
Lost-time injury frequency	0.25	0.34	0.34
Life-altering injuries	1	1	2
Environment
Environmental incidents	23	23	22
Community
Community investment ($ millions)	18	17	17
Taxes and royalties ($ millions)	286	628	1,614
Employees
Employees at December 31	23,100	22,300	20,300
Total employee turnover rate (%)	13	13	14
Proportion of women (%)	20	19	17
Proportion of women in senior leadership (director level and above) (%)	19	15	17

Summary Production and Sales Volumes Information

	2020	2019	2018
Production (thousands)
Potash production (product tonnes)	12,595	11,700	12,842
Nitrogen production (ammonia tonnes) [1]	6,063	6,164	6,372
Phosphate production (P2O5 tonnes) [2]	1,444	1,514	1,551
Sales of manufactured product tonnes (thousands)
Retail crop nutrient tonnes sold	12,732	11,048	10,689
Potash tonnes sold	12,824	11,521	13,019
Nitrogen tonnes sold [3]	10,966	10,270	10,598
Phosphate tonnes sold [3]	2,781	2,889	3,272

1	All figures are provided on a gross production basis.
2	Excludes Redwater. 2018 figures were restated to exclude Redwater.
3	Restated 2018 for the reclassification of sulfate from the Phosphate segment.

2020	Nutrien Annual Report 71

FINANCIAL STATEMENTS & NOTES

2020	Nutrien Annual Report 73

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

MANAGEMENT’S

RESPONSIBILITY

Management’s Responsibility for Financial Reporting

MANAGEMENT’S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements and related financial information are the responsibility of the management of Nutrien Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee. The audit committee appointed by the Board of Directors is composed entirely of independent directors. The audit committee discusses and analyzes the Company’s interim condensed consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The audit committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the Board of Directors.

The audit committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2020. KPMG LLP has full and independent access to the audit committee to discuss their audit and related matters.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as of December 31, 2020, the Company did maintain effective internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2020 has been audited by KPMG LLP, as reflected in their Report of Independent Registered Public Accounting Firm for 2020.

Chuck Magro President and Chief Executive Officer February 18, 2021	Pedro Farah Executive Vice President and Chief Financial Officer February 18, 2021

74 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited Nutrien Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 18, 2021 expressed an unqualified opinion on those consolidated financial statements.

BASIS FOR OPINION

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Calgary, Canada

February 18, 2021

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 75

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CRITICAL AUDIT MATTERS

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

GOODWILL IMPAIRMENT ASSESSMENT OF THE RETAIL NORTH AMERICA GROUP OF CASH GENERATING UNITS

As discussed in Note 14 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2020 was $12,198 million, of which $6,869 million of goodwill has been allocated to the Retail North America group of cash generating units (“Retail North America CGU”). The Retail North America CGU is tested for impairment annually, and whenever events or changes in circumstances may indicate the carrying amount, including goodwill, exceeds its estimated recoverable amount. The calculation of the recoverable amount of the Retail North America CGU involved estimates including forecasted earnings before tax, interest, depreciation and amortization (“EBITDA”), terminal growth rate and the discount rate.

76 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Report of Independent Registered Public Accounting Firm Continued

We identified the calculation of the recoverable amount of goodwill for the Retail North America CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Retail North America CGU. Minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the Retail North America CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of goodwill for the Retail North America CGU. This included controls related to the determination of forecasted EBITDA, terminal growth rate and the discount rate. We evaluated the Company’s forecasted EBITDA for the Retail North America CGU by comparing to historical results and forecasted planted acreage in the United States. We evaluated the terminal growth rate by comparing to the historical growth of the Retail North America CGU and to market information, including forecasted inflation and forecasted gross domestic product in the United States. We evaluated the Company’s historical forecasts of EBITDA by comparing to actual results to assess the Company’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s determination of the discount rate by comparing the inputs to the discount rate to publicly available market data for comparable entities and assessing the resulting discount rate, and

•	evaluating the Company’s estimate of the recoverable amount of the Retail North America cash generating unit by comparing the results of the Company’s estimate to publicly available market data and valuation metrics for comparable entities.

IMPAIRMENT OF THE AURORA CASH GENERATING UNIT

As discussed in Note 13 to the consolidated financial statements, the Company recorded an impairment of assets for the Aurora cash generating unit (“Aurora CGU”) of $545 million during the year ended December 31, 2020. The Company is required to assess each cash generating unit for an indicator of impairment at each reporting date, and whenever events or changes in circumstances may indicate the carrying amount of a cash generating unit exceeds its recoverable amount. An indicator of impairment was identified for the Aurora CGU at September 30, 2020, due to negative revisions to long-term forecasted global phosphate prices, which resulted in the Company performing an impairment test to calculate the recoverable amount. The calculation of the recoverable amount of the Aurora CGU involved estimates including the forecasted product net selling price, discount rate and the useful life of the mine. The useful life of the mine is derived from the most recent mineral reserves estimate, which requires the expertise of independent reserve engineering specialists.

We identified the calculation of the recoverable amount of the Aurora CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s estimate of the forecasted product net selling prices and discount rate used to calculate the recoverable amount of the Aurora CGU. Minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount and the resultant impairment loss. Auditor judgment was also required to assess the mineral reserves estimate which forms the basis of the useful life of the mine. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 77

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Report of Independent Registered Public Accounting Firm Continued

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of the Aurora CGU. This included controls related to the determination of forecasted product net selling prices, the discount rate, as well as the mineral reserves and useful life of the mine. We evaluated certain forecasted product net selling prices of the Company by comparing to external forecasts. We evaluated the current year product net selling prices by comparing to those assumptions used in the prior year forecast to assess the Company’s ability to accurately forecast. We assessed the methodology used by the Company to estimate the mineral reserves and resources for consistency with industry and regulatory standards. We evaluated the Company’s estimate of mineral reserves and resources by comparing the Company’s historical estimates to actual results. We assessed the competence, capabilities and objectivity of the Company’s personnel and third-party engineers who prepared the mineral reserve estimate. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company’s determination of the discount rate by comparing the inputs to the discount rate to publicly available market data and assessing the resulting discount rate.

IMPAIRMENT ASSESSMENT OF THE TRINIDAD CASH GENERATING UNIT

As discussed in Note 13 to the consolidated financial statements, the Company is required to assess each cash generating unit for an indicator of impairment at each reporting date, and whenever events or changes in circumstances may indicate the carrying amount of a cash generating unit exceeds its recoverable amount. An indicator of impairment was identified for the Trinidad cash generating unit (“Trinidad CGU”) at September 30, 2020, due to the indefinite closure of an ammonia plant in response to market conditions and lower long-term forecasted global ammonia prices, which resulted in the Company performing an impairment test to calculate the recoverable amount. The calculation of the recoverable amount of the Trinidad CGU involved estimates including forecasted production volumes, forecasted ammonia net selling price and the discount rate.

We identified the calculation of the recoverable amount of the Trinidad CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s estimate of the forecasted production volumes, ammonia net selling price and discount rate used to calculate the recoverable amount of the Trinidad CGU. Minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the Trinidad CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of the Trinidad CGU. This included controls related to the determination of forecasted production volumes, ammonia net selling prices and the discount rate. We evaluated forecasted ammonia net selling prices by comparing to external forecasts. We evaluated forecasted production volumes by comparing to recent actual production, adjusted for the plant closure. We evaluated the current year actual ammonia net selling prices and production volumes by comparing to those assumptions used in the prior year forecast to assess the Company’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s determination of the discount rate by comparing the inputs to the discount rate to publicly available market data and assessing the resulting discount rate.

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Calgary, Canada

February 18, 2021

78 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

2020 AT A GLANCE

FIND OUT MORE AT NUTRIEN.COM

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 79

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31	NOTE	2020	2019
			Note 2
Sales	3	20,908	20,084
Freight, transportation and distribution	4	855	768
Cost of goods sold	4	14,814	13,814
Gross margin		5,239	5,502
Selling expenses	4	2,813	2,505
General and administrative expenses	4	429	404
Provincial mining and other taxes	4	204	292
Share-based compensation	5	69	104
Impairment of assets	13, 14	824	120
Other (income) expenses	6	(2)	215
Earnings before finance costs and income taxes		902	1,862
Finance costs	7	520	554
Earnings before income taxes		382	1,308
Income tax (recovery) expense	8	(77)	316
Net earnings		459	992
Net earnings per share (“EPS”)	9
Basic		0.81	1.70
Diluted		0.81	1.70
Weighted average shares outstanding for basic EPS	9	569,657,000	582,269,000
Weighted average shares outstanding for diluted EPS	9	569,686,000	583,102,000

CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

For the years ended December 31 (net of related income taxes)	2020	2019
Net earnings	459	992
Other comprehensive income
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans	75	7
Net fair value loss on investments	(7)	(25)
Items that have been or may be subsequently reclassified to net earnings:
Gain on currency translation of foreign operations	142	47
Other	(16)	7
Other comprehensive income	194	36
Comprehensive income	653	1,028

(See Notes to the Consolidated Financial Statements)

80 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	NOTE	2020	2019
Operating activities
Net earnings		459	992
Adjustments for:
Depreciation and amortization		1,989	1,799
Share-based compensation	5	69	104
Impairment of assets	13, 14	824	120
Net gain on disposal of investment in Misr Fertilizers Production Company S.A.E. (“MOPCO”)	15	(250)	–
(Recovery of) provision for deferred income tax		(9)	177
Other long-term assets, liabilities and miscellaneous	16	(333)	(17)
Cash from operations before working capital changes		2,749	3,175
Changes in non-cash operating working capital:
Receivables		145	(64)
Inventories		85	190
Prepaid expenses and other current assets		(10)	(238)
Payables and accrued charges		354	602
Cash provided by operating activities		3,323	3,665
Investing activities
Additions to property, plant and equipment	13	(1,423)	(1,728)
Additions to intangible assets	14	(126)	(163)
Business acquisitions, net of cash acquired	25	(233)	(911)
Proceeds from disposal of investment in MOPCO	15	540	–
Proceeds from disposal of discontinued operations, net of tax		–	55
Purchase of investments		(102)	(198)
Other		140	147
Cash used in investing activities		(1,204)	(2,798)
Financing activities
Transaction costs on long-term debt		(15)	(29)
(Repayment of) proceeds from short-term debt, net	17	(892)	216
Proceeds from long-term debt	18	1,541	1,510
Repayment of long-term debt	18	(509)	(1,010)
Repayment of principal portion of lease liabilities	18, 19	(274)	(234)
Dividends paid	23	(1,030)	(1,022)
Repurchase of common shares	23	(160)	(1,930)
Issuance of common shares	23	–	20
Cash used in financing activities		(1,339)	(2,479)
Effect of exchange rate changes on cash and cash equivalents		3	(31)
Increase (decrease) in cash and cash equivalents		783	(1,643)
Cash and cash equivalents – beginning of year		671	2,314
Cash and cash equivalents – end of year		1,454	671
Cash and cash equivalents comprised of:
Cash		1,375	532
Short-term investments		79	139
		1,454	671
Supplemental cash flows information
Interest paid		498	505
Income taxes paid		156	29
Total cash outflow for leases		345	345

(See Notes to the Consolidated Financial Statements)

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 81

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)
	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value Loss on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]
Balance – December 31, 2018	608,535,477	16,740	231	(7)	–	(251)	(33)	(291)	7,745	24,425
Net earnings	–	–	–	–	–	–	–	–	992	992
Other comprehensive (loss) income	–	–	–	(25)	7	47	7	36	–	36
Shares repurchased (Note 23)	(36,067,323)	(992)	–	–	–	–	–	–	(886)	(1,878)
Dividends declared	–	–	–	–	–	–	–	–	(754)	(754)
Effect of share-based compensation including issuance of common shares	474,655	23	17	–	–	–	–	–	–	40
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(7)	–	–	(7)	7	–
Transfer of net loss on sale of investment	–	–	–	3	–	–	–	3	(3)	–
Transfer of net loss on cash flow hedges	–	–	–	–	–	–	8	8	–	8
Balance – December 31, 2019	572,942,809	15,771	248	(29)	–	(204)	(18)	(251)	7,101	22,869
Net earnings	–	–	–	–	–	–	–	–	459	459
Other comprehensive (loss) income	–	–	–	(7)	75	142	(16)	194	–	194
Shares repurchased (Note 23)	(3,832,580)	(105)	(55)	–	–	–	–	–	–	(160)
Dividends declared	–	–	–	–	–	–	–	–	(1,029)	(1,029)
Effect of share-based compensation including issuance of common shares	150,177	7	12	–	–	–	–	–	–	19
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(75)	–	–	(75)	75	–
Transfer of net loss on cash flow hedges	–	–	–	–	–	–	13	13	–	13
Balance – December 31, 2020	569,260,406	15,673	205	(36)	–	(62)	(21)	(119)	6,606	22,365

1	Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.
2	All equity transactions were attributable to common shareholders.

(See Notes to the Consolidated Financial Statements)

82 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

CONSOLIDATED BALANCE SHEETS

As at December 31	NOTE	2020	2019
Assets
Current assets
Cash and cash equivalents		1,454	671
Receivables	11	3,581	3,542
Inventories	12	4,930	4,975
Prepaid expenses and other current assets		1,505	1,477
		11,470	10,665
Non-current assets
Property, plant and equipment	13	19,660	20,335
Goodwill	14	12,198	11,986
Other intangible assets	14	2,388	2,428
Investments	15	562	821
Other assets	16	914	564
TOTAL ASSETS		47,192	46,799
Liabilities
Current liabilities
Short-term debt	17	159	976
Current portion of long-term debt	18	14	502
Current portion of lease liabilities	19	249	214
Payables and accrued charges	20	8,058	7,437
		8,480	9,129
Non-current liabilities
Long-term debt	18	10,047	8,553
Lease liabilities	19	891	859
Deferred income tax liabilities	8	3,149	3,145
Pension and other post-retirement benefit liabilities	21	454	433
Asset retirement obligations and accrued environmental costs	22	1,597	1,650
Other non-current liabilities		209	161
TOTAL LIABILITIES		24,827	23,930
Shareholders’ Equity
Share capital	23	15,673	15,771
Contributed surplus		205	248
Accumulated other comprehensive loss		(119)	(251)
Retained earnings		6,606	7,101
TOTAL SHAREHOLDERS’ EQUITY		22,365	22,869
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		47,192	46,799

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director	Director

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 83

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 1	Description of Business

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada. As at December 31, 2020, the Company had assets as follows:

NUTRIEN AG SOLUTIONS (“RETAIL”)

•	various retail facilities across the US, Canada, Australia and South America

•	private label and proprietary crop protection products and nutritionals

•	an innovative integrated digital platform for growers and crop consultants

POTASH

•	six operations in the province of Saskatchewan

NITROGEN

•	eight production facilities in North America: four in Alberta and one each in Georgia, Louisiana, Ohio and Texas
•	one large-scale operation in Trinidad

•	six upgrade facilities in North America: three in Alberta and one each in Georgia, Missouri, and Washington

•	50 percent investment in Profertil S.A. (“Profertil”), a nitrogen producer based in Argentina

PHOSPHATE

•	two mines and processing plants: one in Florida and one in North Carolina

•	phosphate feed plants in Illinois, Missouri and Nebraska

•	an industrial phosphoric acid plant in Ohio

CORPORATE AND OTHERS

•	investment in Canpotex Limited (“Canpotex”), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer

•	22 percent investment in Sinofert Holdings Limited (“Sinofert”), a fertilizer supplier and distributor in China

NOTE 2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of the accounting standards adopted effective January 1, 2020, as disclosed in Note 30.

Certain immaterial 2019 figures have been reclassified in the consolidated statements of earnings, segment information, nature of expenses and other (income) expenses.

These consolidated financial statements were authorized for issue by the Board of Directors on February 18, 2021.

Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could increase or reduce certain sensitivities. These consolidated financial statements were prepared under the historical cost basis, except for items that IFRS requires to be measured at fair value. Details of our accounting policies are primarily disclosed in Note 30.

84 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 2	Basis of Presentation Continued

On March 11, 2020, the World Health Organization declared the spread of the novel strain of coronavirus (“COVID-19”) a global pandemic. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impact of the COVID-19 pandemic. The assessment included estimates of the unknown future impacts of the pandemic using information that is reasonably available at this time. Accounting estimates and other matters assessed include the allowance for expected credit losses of receivables from customers, valuation of inventory, goodwill and other long-lived assets, financial assets, tax assets, pension obligations and assets, and revenue recognition. Based on the current assessment, there was not a material impact to these consolidated financial statements. As a result of the pandemic, we incurred directly attributable and incremental COVID-19 related expenses in other (income) expenses (Note 6). As additional information becomes available, the future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods.

NOTE 3	Segment Information

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

The Executive Leadership Team (“ELT”), comprised of officers at the Executive Vice President level and above, is the Chief Operating Decision Maker (“CODM”). In 2020, the CODM changed the measure used to evaluate the performance of our operating segments from net earnings (loss) before finance costs, income taxes, and depreciation and amortization (“EBITDA”) to adjusted EBITDA. The CODM considers adjusted EBITDA to be a more meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. In addition, it provides a better indication of the segment’s performance compared to EBITDA as it excludes the impact of impairments and other costs that are centrally managed by our corporate function. Due to the change in the measurement of the segments, we have presented adjusted EBITDA for the comparative period.

We determine the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM. We allocate certain expenses across segments based on reasonable considerations such as production capacities or historical trends.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 85

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 3	Segment Information Continued

Financial information on each of these segments is summarized in the following tables:

2020		Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated
Sales	– third party	14,748	2,265	2,572	1,241	82	–	20,908
	– intersegment	37	248	628	202	–	(1,115)	–
Sales	– total	14,785	2,513	3,200	1,443	82	(1,115)	20,908
	Freight, transportation and distribution	–	367	460	241	–	(213)	855
	Net sales	14,785	2,146	2,740	1,202	82	(902)	20,053
	Cost of goods sold	11,049	1,183	2,265	1,166	74	(923)	14,814
	Gross margin	3,736	963	475	36	8	21	5,239
	Selling expenses	2,795	9	27	6	(24)	–	2,813
	General and administrative expenses	135	7	8	10	269	–	429
	Provincial mining and other taxes	–	201	1	–	2	–	204
	Share-based compensation expense	–	–	–	–	69	–	69
	Impairment of assets (Note 13)	–	23	27	769	5	–	824
	Other expenses (income)	44	8	(288)	6	228	–	(2)
	Earnings (loss) before finance costs and income taxes	762	715	700	(755)	(541)	21	902
	Depreciation and amortization	668	452	599	218	52	–	1,989
	EBITDA	1,430	1,167	1,299	(537)	(489)	21	2,891
	Acquisition and integration related costs	–	–	4	–	56	–	60
	Share-based compensation expense	–	–	–	–	69	–	69
	Impairment of assets (Note 13)	–	23	27	769	5	–	824
	COVID-19 related expenses	–	–	–	–	48	–	48
	Foreign exchange loss, net of related derivatives	–	–	–	–	19	–	19
	Loss on disposal of business	–	–	–	–	6	–	6
	Net gain on disposal of investment in MOPCO (Note 15)	–	–	(250)	–	–	–	(250)
	Adjusted EBITDA	1,430	1,190	1,080	232	(286)	21	3,667
	Assets	20,526	12,032	10,612	1,462	2,983	(423)	47,192

86 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 3	Segment Information Continued

2019		Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated
Sales	– third party	13,244	2,702	2,608	1,397	133	–	20,084
	– intersegment	38	207	612	203	–	(1,060)	–
Sales	– total	13,282	2,909	3,220	1,600	133	(1,060)	20,084
	Freight, transportation and distribution	–	305	372	232	–	(141)	768
	Net sales	13,282	2,604	2,848	1,368	133	(919)	19,316
	Cost of goods sold	9,981	1,103	2,148	1,373	133	(924)	13,814
	Gross margin	3,301	1,501	700	(5)	–	5	5,502
	Selling expenses	2,484	9	25	5	(18)	–	2,505
	General and administrative expenses	112	6	15	7	264	–	404
	Provincial mining and other taxes	–	287	2	1	2	–	292
	Share-based compensation expense	–	–	–	–	104	–	104
	Impairment of assets (Note 13 and 14)	–	–	–	–	120	–	120
	Other expenses (income)	69	(4)	(46)	25	171	–	215
	Earnings (loss) before finance costs and income taxes	636	1,203	704	(43)	(643)	5	1,862
	Depreciation and amortization	595	390	535	237	42	–	1,799
	EBITDA	1,231	1,593	1,239	194	(601)	5	3,661
	Merger and related costs	–	–	–	–	82	–	82
	Acquisition and integration related costs	–	–	–	–	16	–	16
	Share-based compensation expense	–	–	–	–	104	–	104
	Impairment of assets (Note 13 and 14)	–	–	–	–	120	–	120
	Foreign exchange loss, net of related derivatives	–	–	–	–	42	–	42
	Adjusted EBITDA	1,231	1,593	1,239	194	(237)	5	4,025
	Assets	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Our Retail segment primarily generates revenue from sales of the following:

Crop nutrients	Dry and liquid macronutrient products including potash, nitrogen and phosphate, proprietary liquid micronutrient products and nutrient application services.
Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds, and other pests.
Seed	Various third-party supplier seed brands and proprietary seed product lines.
Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.
Nutrien Financial	Financing solutions provided to Retail branches and customers in support of Nutrien’s agricultural product and service sales.
Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, water services and livestock marketing.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 87

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 3	Segment Information Continued

Our Potash, Nitrogen and Phosphate segments generate revenue from sales of the following products:

	Products	Sales prices impacted by
Potash	• North American – primarily granular • Offshore (international) – primarily granular and standard

•  North American prices referenced at delivered prices (including transportation and distribution costs)

•  International prices pursuant to term and spot contract prices (excluding transportation and distribution costs)

Nitrogen	• Ammonia, urea, urea ammonium nitrate, industrial grade ammonium nitrate and ammonium sulfate	• Global energy costs and supply
Phosphate	• Solid fertilizer, liquid fertilizer, industrial products and feed products	• Global prices and supplies of ammonia and sulfur

Revenue reported under our Corporate and Others segment primarily relates to our non-core Canadian business, which was sold in 2020.

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	2020	2019
Retail sales by product line
Crop nutrients	5,200	4,989
Crop protection products	5,602	4,983
Seed	1,790	1,712
Merchandise	943	598
Nutrien Financial	129	–
Services and other	1,241	1,000
Nutrien Financial elimination [1]	(120)	–
	14,785	13,282
Potash sales by geography
Manufactured product
North America	1,275	1,283
Offshore [2]	1,238	1,625
Other potash and purchased products	–	1
	2,513	2,909
Nitrogen sales by product line
Manufactured product
Ammonia	779	884
Urea	1,040	1,019
Solutions, nitrates and sulfates	816	812
Other nitrogen and purchased products	565	505
	3,200	3,220
Phosphate sales by product line
Manufactured product
Fertilizer	838	944
Industrial and feed	454	475
Other phosphate and purchased products	151	181
	1,443	1,600

1	Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.
2	Relates to Canpotex (Note 28).

88 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 3	Segment Information Continued

Financial information by geographic area is summarized in the following tables:

	Sales – Third Party				Non-Current Assets [1]
	2020		2019		2020	2019
United States	12,373		12,561		15,268	15,685
Canada	2,565		2,504		17,435	17,503
Australia	3,231		1,961		1,305	1,172
Canpotex (Note 28)	1,238		1,625		–	–
Trinidad	101		113		644	691
Other	1,400	[2]	1,320	[2]	564	639
	20,908		20,084		35,216	35,690

1	Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.
2	Other third-party sales primarily relate to Argentina of $372 (2019 – $404), Brazil of $284 (2019 – $109), Europe of $183 (2019 – $210), and Others of $561 (2019 – $597).

Canpotex sales volumes by geographical area were as follows:

Canpotex Sales by market (%)	2020	2019
Latin America	32	31
China	22	22
India	14	10
Other Asian markets	25	27
Other markets	7	10

NOTE 4	Nature of Expenses

	2020	2019
Purchased and produced raw materials and product for resale [1]	12,110	11,335
Depreciation and amortization	1,989	1,799
Employee costs [2]	2,450	2,205
Freight	963	845
Impairment of assets (Note 13 and 14)	824	120
Provincial mining and other taxes [3]	204	292
Offsite warehouse costs	60	51
Merger and related costs	–	82
Acquisition and integration related costs	60	16
Contract services	617	567
Lease expense [4]	60	66
Fleet fuel, repairs and maintenance	222	202
COVID-19 related expenses	48	–
Net gain on disposal of investment in MOPCO (Note 15)	(250)	–
Other	649	642
Total cost of goods sold and expenses	20,006	18,222

1

Significant expenses include: supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients and protection products, and seed).

2	Includes employee benefits and share-based compensation.
3	Includes Saskatchewan potash production tax, and Saskatchewan resource surcharge and other of $86 and $118 (2019 – $190 and $102), respectively, as required under Saskatchewan provincial legislation.
4	Includes lease expense relating to short-term leases, leases of low value and variable lease payments.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 89

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 5	Share-based Compensation

We have share-based compensation plans (including those assumed from Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”)) for eligible employees and directors as part of their remuneration package, including Stock Options, Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”).

The following summarizes the Nutrien share-based compensation plans, under which we have awards available to be granted, and the assumed legacy plans of PotashCorp and Agrium, under which no awards will be granted:

Plans	Eligibility	Granted	Vesting Period	Maximum Term	Settlement
Stock Options	Officers and eligible employees	Annually	25% per year over four years	10 years	Shares
PSUs	Officers and eligible employees	Annually	On third anniversary of grant date based on total shareholder return over a three-year performance cycle, compared to average total shareholder return of a peer group of companies over the same period	Not applicable	Cash
RSUs	Eligible employees	Annually	On third anniversary of grant date and are not subject to performance conditions	Not applicable	Cash
DSUs	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	Not applicable	Cash [1]
SARs/TSARs [2]	Awards no longer granted; legacy awards only	Awards no longer granted; legacy awards only	25% per year over four years	10 years	Cash

1

Directors can redeem their DSUs for cash only when they leave the Board of Directors for an amount equal to the market value of the common shares at the time of redemption or as mandated by the Nutrien DSU Plan.

2

Under the assumed legacy Agrium stock appreciation rights (“SARs”) plan, holders of tandem stock appreciation rights (“TSARs”) have the ability to choose between (a) receiving in cash the price of our shares on the date of exercise in excess of the exercise price of the right or (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all TSAR holders will elect to choose the first option.

The weighted average fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of stock options per unit granted in 2020 was $7.18 (2019 – $11.27). The weighted average assumptions by year of grant that impacted current year results are as follows:

Assumptions	Based On	Year of Grant
		2020	2019
Exercise price per option	Quoted market closing price [1]	42.23	53.54
Expected annual dividend yield (%)	Annualized dividend rate [2]	4.36	3.22
Expected volatility (%)	Historical volatility [3]	29	27
Risk-free interest rate (%)	Zero-coupon government issues [4]	1.51	2.55
Average expected life of options (years)	Historical experience	8.5	7.5

1	Of common shares on the last trading day immediately preceding the date of the grant.
2	As of the date of the grant.
3	Of the Company’s share over a period commensurate with the expected life of the option.
4	Implied yield available on equivalent remaining term at the time of the grant.

90 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 5	Share-based Compensation Continued

The following table summarizes the activity related to our stock option plans:

	Number of Shares Subject to Option		Weighted Average Exercise Price
	2020	2019	2020	2019
Outstanding – beginning of year	9,191,480	9,044,237	56.88	58.41
Granted	2,293,802	1,376,533	42.23	53.54
Exercised	(123,403)	(451,574)	42.24	42.73
Forfeited or cancelled	(34,506)	(502,016)	57.45	86.53
Expired	(329,481)	(275,700)	75.92	76.59
Outstanding – end of year	10,997,892	9,191,480	53.59	56.88

The aggregate grant-date fair value of all stock options granted in 2020 was $16. The average share price in 2020 was $38.87 per share.

The following table summarizes information about our stock options outstanding as at December 31, 2020, with expiry dates ranging from May 2021 to February 2030:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number		Weighted Average Exercise Price
$37.84 to $41.60	1,647,297	5	38.71	1,647,297		38.71
$41.61 to $43.36	2,293,802	9	42.23	–	[1]	–
$43.37 to $45.40	1,492,667	7	44.50	988,275		44.50
$45.41 to $52.75	2,239,358	5	48.74	2,098,294		48.91
$52.76 to $78.86	1,645,867	7	57.60	821,067		61.68
$78.87 to $130.78	1,678,901	2	94.31	1,678,901		94.31
	10,997,892	6	53.59	7,233,834		57.97

1	Options granted in this range of exercise prices have not yet met the vesting period.

Information for all employee and director share-based compensation plans is summarized below:

	Units Granted in 2020	Units Outstanding as at December 31, 2020	Compensation Expense
			2020	2019
Stock Options	2,293,802	10,997,892	14	19
PSUs	794,017	1,879,160	31	65
RSUs	486,194	1,304,858	22	18
DSUs	49,424	369,267	2	2
SARs/TSARs	–	1,576,172	–	–
			69	104

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 91

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 6	Other (Income) Expenses

	2020	2019
Merger and related costs	–	82
Acquisition and integration related costs	60	16
Foreign exchange loss, net of related derivatives	18	42
Earnings of equity-accounted investees	(73)	(66)
Bad debt expense	6	24
COVID-19 related expenses	48	–
Loss on disposal of business	6	–
Net gain on disposal of investment in MOPCO (Note 15)	(250)	–
Other expenses	183	117
	(2)	215

NOTE 7	Finance Costs

	2020	2019
Interest expense
Short-term debt	50	87
Long-term debt	392	387
Lease liabilities (Note 19)	34	34
COVID-19 related	19	–
Unwinding of discount on asset retirement obligations (Note 22)	33	54
Interest on net defined benefit pension and other post-retirement plan obligations (Note 21)	13	15
Borrowing costs capitalized to property, plant and equipment	(20)	(18)
Interest income	(1)	(5)
	520	554

Borrowing costs capitalized to property, plant and equipment in 2020 were calculated by applying an average capitalization rate of 3.9 percent (2019 – 4.6 percent) to expenditures on qualifying assets.

92 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 8	Income Taxes

Income Taxes Included in Net Earnings

We operate in a specialized industry and in several tax jurisdictions; as a result, our earnings are subject to various rates of taxation. The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings (loss) before income taxes as follows:

	2020	2019
Earnings (loss) before income taxes
Canada	525	765
United States	(506)	315
Australia	83	27
Trinidad	(44)	(28)
Other	324	229
	382	1,308
Canadian federal and provincial statutory income tax rate (%)	27	27
Income tax at statutory rates	103	353
Adjusted for the effect of:
Recovery of prior year taxes due to US legislative changes	(94)	–
Non-taxable income	(59)	(19)
Change in recognition of tax losses and deductible temporary differences	(20)	–
Impact of foreign tax rates	(18)	(45)
Production-related deductions	(12)	(17)
Impact of tax rate changes	(3)	16
Non-deductible expenses	13	15
Foreign accrual property income	7	18
Other	6	(5)
Income tax (recovery) expense included in net earnings	(77)	316

Total income tax (recovery) expense, included in net earnings, was comprised of the following:

	2020	2019
Current income tax
Tax (recovery) expense for current year	(38)	161
Adjustments in respect of prior years	(30)	(22)
Total current income tax (recovery) expense	(68)	139
Deferred income tax
Origination and reversal of temporary differences	72	152
Adjustments in respect of prior years	(58)	9
Change in recognition of tax losses and deductible temporary differences	(20)	–
Impact of tax rate changes	(3)	16
Total deferred income tax (recovery) expense	(9)	177
Income tax (recovery) expense included in net earnings	(77)	316

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 93

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 8	Income Taxes Continued

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated balance sheets as at December 31 and the amount of the deferred tax (recovery) expense recognized in net earnings were:

	Deferred Income Tax (Assets) Liabilities		Deferred Income Tax (Recovery) Expense Recognized in Net Earnings
	2020	2019	2020	2019
Deferred income tax assets
Asset retirement obligations and accrued environmental costs	(376)	(387)	20	25
Tax loss and other carryforwards	(370)	(270)	(98)	(9)
Lease liabilities	(201)	(227)	26	55
Pension and other post-retirement benefit liabilities	(161)	(168)	(12)	(14)
Long-term debt	(102)	(107)	3	3
Receivables	(50)	(51)	2	7
Inventories	(37)	(59)	20	(5)
Payables and accrued charges	–	(25)	25	(5)
Other assets	(12)	(22)	17	14
Deferred income tax liabilities
Property, plant and equipment	3,637	3,647	(12)	147
Goodwill and other intangible assets	471	523	(67)	(58)
Payables and accrued charges	72	–	72	–
Other liabilities	36	42	(5)	17
	2,907	2,896	(9)	177

Reconciliation of net deferred income tax liabilities:

	2020	2019
Balance – beginning of year	2,896	2,691
Business acquisitions (Note 25)	–	29
Income tax (recovery) expense recognized in net earnings	(9)	177
Income tax charge recognized in other comprehensive income (“OCI”)	17	2
Other	3	(3)
Balance – end of year	2,907	2,896

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2020, were:

	Amount	Expiry Date
Unused federal operating losses	1,425	2021 – Indefinite
Unused federal capital losses	583	Indefinite
Unused investment tax credits	23	2021 – 2040

The unused tax losses and credits with no expiry dates can be carried forward indefinitely.

As at December 31, 2020, we had $735 of federal tax losses for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

We did not recognize deferred tax liabilities related to temporary differences associated with investments in subsidiaries and equity-accounted investees amounting to $8,911 as at December 31, 2020 (2019 – $9,183).

In 2020, previously unrecognized capital losses were utilized primarily as a result of the net gain on disposal of investment in MOPCO. In addition, as a result of the non-cash impairment of assets relating to our property, plant and equipment at White Springs, management revised its estimate of future taxable profits and derecognized deferred tax assets related to Florida tax losses and deductible temporary differences. In aggregate, the net decrease in unrecognized deferred tax assets was $20.

94 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 9	Net Earnings Per Share

	2020	2019
Weighted average number of common shares	569,657,000	582,269,000
Dilutive effect of stock options	29,000	777,000
Dilutive effect of share-settled PSUs	–	56,000
Weighted average number of diluted common shares	569,686,000	583,102,000

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2020	2019
Number of options excluded	9,875,797	4,539,529
Performance option plan years fully excluded	2011 – 2017	2010 – 2015
Stock option plan years fully excluded	2015, 2017 – 2020	2015, 2019

NOTE 10	Financial Instruments and Related Risk Management

Our ELT, along with the Board of Directors (including Board of Directors Committees), is responsible for monitoring our risk exposures and managing our policies to address these risks. Our strategic and risk management processes are integrated to ensure we understand the benefit from the relationship between strategy, risk and value creation. Outlined below are our risk management strategies we have developed to mitigate the financial market risks which we are exposed to.

Credit Risk	Risk Management Strategies
Receivables from customers

•  establish credit approval policies and procedures for new and existing customers

•  extend credit to qualified customers through:

•  review of credit agency reports, financial statements and/or credit references, as available

•  review of existing customer accounts every 12 – 24 months based on the credit limit amounts

•  evaluation of customer and country risk for international customers

•  establish credit period:

•  15 and 30 days for wholesale fertilizer customers

•  30 days for industrial and feed customers

•  30 – 360 days for Retail, including Nutrien Financial, customers

•  up to 180 days for select export sales customers, including Canpotex

•  transact on a cash basis with certain customers who may not meet specified benchmark creditworthiness or cannot provide other evidence of ability to pay

•  execute an agency arrangement with a financial institution with which we have only a limited recourse involvement

•  sell receivables to financial institutions which substantially transfer the risks and rewards

•  set eligibility requirements for Nutrien Financial to limit the risk of the receivables

•  may require security over certain crop or livestock inventories

•  set up provision using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are grouped based on days past due and/or customer credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical experience of losses incurred. Receivables are considered to be in default and are written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement

Cash and cash equivalents and derivative assets	• require acceptable minimum counterparty credit ratings • limit counterparty or credit exposure • select counterparties with investment-grade quality

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 95

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 10	Financial Instruments and Related Risk Management Continued

Maximum exposure to credit risk as at December 31:

	2020	2019
Cash and cash equivalents	1,454	671
Receivables [1]	3,498	3,438
Other current assets – derivatives	45	5
	4,997	4,114

1	Excluding income tax receivable.

Risk	Risk Management Strategies
Liquidity

•  establish an external borrowing policy to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner

•  maintain an optimal capital structure

•  maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets

•  maintain sufficient short-term credit availability

•  uphold long-term relationships with a sufficient number of high-quality and diverse lenders

Refer to Note 17 for our available credit facilities.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

2020	Carrying Amount of Liability as at December 31	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Short-term debt [1]	159	159	159	–	–	–
Payables and accrued charges [2]	5,781	5,781	5,781	–	–	–
Long-term debt, including current portion [1]	10,061	15,795	434	2,378	2,498	10,485
Lease liabilities, including current portion [1]	1,140	1,305	281	408	233	383
Derivatives	48	48	39	9	–	–
	17,189	23,088	6,694	2,795	2,731	10,868

1

Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2020.

2

Excludes non-financial liabilities and includes trade payables of approximately $1.5 billion that are related to our prepaid inventory to secure product discounts. We consider these amounts to be part of our working capital. For these payables, we participated in arrangements where the vendors sold their right to receive payment to financial institutions without extending the original payment terms. These payables were paid in January and February 2021.

96 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 10	Financial Instruments and Related Risk Management Continued

Foreign Exchange Risk	Risk Management Strategies
Foreign currency denominated accounts

•  execute foreign currency derivative contracts within certain prescribed limits for both forecast operating and capital expenditures to manage the earnings impact, including those related to our equity-accounted investees, that could occur from a reasonably possible strengthening or weakening of the US dollar

The fair value of our net foreign exchange currency derivative assets (liabilities) at December 31, 2020 was $14 (2019 – $2). The following table presents the significant foreign currency derivatives that existed at December 31:

	2020			2019
Sell/buy	Notional	Maturities	Average contract rate	Notional	Maturities	Average contract rate
Derivatives not designated as hedges
Forwards
USD/CAD [1]	514	2021	1.2796	337	2020	1.3096
CAD/USD	126	2021	1.2804	120	2020	1.3138
USD/AUD [2]	28	2021	1.3661	78	2020	1.4593
AUD/USD	92	2021	1.3640	47	2020	1.4563
Options
USD/CAD – buy USD puts	70	2021	1.3147	–	–	–
USD/CAD – sell USD calls	55	2021	1.3665	–	–	–
AUD/USD – buy USD calls	61	2021	1.3216	–	–	–
Derivatives designated as hedges
Forwards
USD/CAD	254	2021	1.3190	–	–	–

1	Canadian Dollar
2	Australian Dollar

Market Risks	Type	Risk Management Strategies
Interest rate	Short-term and long-term debt

•  use a portfolio of fixed and floating rate instruments

•  align current and long-term assets with demand and fixed-term debt

•  monitor the effects of market changes in interest rates

•  use interest rate swaps, if desired

We do not believe we have material exposure to interest or price risk on our financial instruments as at December 31, 2020 and 2019.
Price	Natural gas derivative instruments

•  diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia

•  acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis

Price	Investment at fair value	• ensure the security of principal amounts invested • provide for an adequate degree of liquidity • achieve a satisfactory return

In 2020, we entered into cash flow hedges on our interest rate derivative contracts which matured in the same year and had a total notional amount of $680.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 97

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 10	Financial Instruments and Related Risk Management Continued

Natural gas derivatives outstanding:

	2020				2019
	Notional [1]	Maturities	Average Contract Price [2]	Fair Value of Assets (Liabilities)	Notional [1]	Maturities	Average Contract Price [2]	Fair Value of Assets (Liabilities)
NYMEX swaps	14	2021 – 2022	3.89	(18)	16	2020 – 2022	4.26	(30)

1	In millions of Metric Million British Thermal Units (“MMBtu”).
2	US dollars per MMBtu.

Financial assets (liabilities)	2020			2019
	Gross	Offset	Net Amounts Presented	Gross	Offset	Net Amounts Presented
Derivative instrument liabilities
Natural gas derivatives [1]	(18)	–	(18)	(30)	–	(30)
Other long-term debt instruments [2]	(150)	150	–	(150)	150	–
	(168)	150	(18)	(180)	150	(30)

1	Cash margin deposits of $9 (2019 – $17) were placed with counterparties related to legally enforceable master netting arrangements.
2

Back-to-back loan arrangements that are not subject to any financial test covenants but are subject to certain customary covenants and events of default. We were in compliance with these covenants as at December 31, 2020.

Fair Value

Financial instruments included in the consolidated balance sheets are measured either at fair value or amortized cost. The following tables explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares as at the balance sheet date
Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date
Foreign exchange forward contracts, swaps and options and natural gas swaps not traded in an active market

Based on a discounted cash flow model. Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial Instruments at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)
Other long-term debt instruments	Carrying amount

98 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 10	Financial Instruments and Related Risk Management Continued

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	2020			2019
Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]
Fair value on a recurring basis
Cash and cash equivalents	1,454	–	1,454	671	–	671
Derivative instrument assets	45	–	45	5	–	5
Other current financial assets – marketable securities [2]	161	24	137	193	27	166
Investment at fair value through other comprehensive income (“FVTOCI”) (Note 15)	153	153	–	161	161	–
Derivative instrument liabilities	(48)	–	(48)	(33)	–	(33)
Amortized cost
Current portion of long-term debt
Notes and debentures	–	–	–	(494)	–	(503)
Fixed and floating rate debt	(14)	–	(14)	(8)	–	(8)
Long-term debt
Notes and debentures	(9,994)	(3,801)	(7,955)	(8,528)	(1,726)	(7,440)
Fixed and floating rate debt	(53)	–	(53)	(25)	–	(25)

1

During 2020 and 2019, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

2	Marketable securities consist of equity and fixed income securities.

NOTE 11	Receivables

	Segment	2020	2019
Receivables from customers
Third parties	Retail (Nutrien Financial) [1]	1,417	826
	Retail	1,158	1,682
	Potash, Nitrogen, Phosphate	391	428
Related party – Canpotex	Potash (Note 28)	122	194
Less allowance for expected credit losses of receivables from customers		(69)	(83)
		3,019	3,047
Rebates		256	190
Income taxes (Note 8)		83	104
Other receivables		223	201
		3,581	3,542

1	Includes $1,147 of very low risk of default and $270 of low risk of default (2019 – $762 of very low risk of default and $64 of low risk of default).

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 99

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 11	Receivables Continued

Qualifying receivables from customers financed by Nutrien Financial represents high-quality receivables from customers that have been rated very low to low risk of default among Retail’s receivables from customers.

Customer credit with a financial institution of $444 at December 31, 2020, related to our agency agreement, is not recognized in our consolidated balance sheets. Through the agency agreement, we only have a limited recourse involvement to the extent of an indemnification of the financial institution to a maximum of 5 percent (2019 – 5 percent) of the qualified customer loans. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

NOTE 12	Inventories

	2020	2019
Product purchased for resale [1]	3,655	3,592
Finished products	384	524
Intermediate products	227	244
Raw materials	215	205
Materials and supplies	449	410
	4,930	4,975

1	Includes biological assets of $7 (December 31, 2019 – $33) measured at fair value less costs of disposal (“FVLCD”).

Inventories expensed to cost of goods sold during the year were $14,347 (2019 – $13,465).

100 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 13	Property, Plant and Equipment

The majority of our tangible assets are buildings, machinery and equipment used to produce or distribute our products and render our services. Right-of-use (“ROU”) assets primarily include railcars, marine vessels, real estate and mobile equipment.

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total
Useful life range (years)	2 – 80	1 – 60	1 – 80	2 – 60	n/a

Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335
Acquisitions (Note 25)	8	27	42	–	–	77
Additions	25	91	224	1	1,077	1,418
Additions – ROU assets	–	24	299	–	–	323
Disposals	(5)	(9)	(34)	–	–	(48)
Transfers	46	58	923	164	(1,191)	–
Foreign currency translation and other	(15)	–	30	30	(10)	35
Depreciation	(39)	(198)	(1,060)	(82)	–	(1,379)
Depreciation – ROU assets	(2)	(55)	(222)	–	–	(279)
Impairment	(88)	(42)	(507)	(137)	(48)	(822)

Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660

Balance – December 31, 2020 comprised of:
Cost	1,530	8,377	19,730	2,279	1,206	33,122
Accumulated depreciation and impairments	(440)	(2,072)	(9,394)	(1,556)	–	(13,462)

Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660

Balance – December 31, 2020 comprised of:
Owned property, plant and equipment	1,061	5,986	9,665	723	1,206	18,641
ROU assets	29	319	671	–	–	1,019

Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660

Carrying amount – December 31, 2018	1,018	6,044	9,882	709	1,143	18,796
ROU assets recognized on adoption of IFRS 16, “Leases” (“IFRS 16”)	48	307	704	–	–	1,059
Acquisitions (Note 25)	17	136	61	–	37	251
Additions	14	30	225	–	1,487	1,756
Additions – ROU assets	–	22	177	–	–	199
Disposals	(3)	(5)	(84)	–	–	(92)
Transfers	108	145	932	110	(1,295)	–
Foreign currency translation and other	(4)	(37)	(14)	5	6	(44)
Depreciation	(36)	(187)	(1,004)	(77)		(1,304)
Depreciation – ROU assets	(2)	(46)	(186)	–	–	(234)
Impairment	–	–	(52)	–	–	(52)

Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335

Balance – December 31, 2019 comprised of:
Cost	1,474	8,207	18,548	2,068	1,378	31,675
Accumulated depreciation and impairments	(314)	(1,798)	(7,907)	(1,321)	–	(11,340)

Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335

Balance – December 31, 2019 comprised of:
Owned property, plant and equipment	1,117	6,065	9,973	747	1,378	19,280
ROU assets	43	344	668	–	–	1,055

Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335

n/a = not applicable

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 101

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 13	Property, Plant and Equipment Continued

Depreciation of property, plant and equipment was included in the following:

	2020	2019
Freight, transportation and distribution	138	137
Cost of goods sold	1,111	1,008
Selling expenses	393	344
General and administrative expenses	56	40
	1,698	1,529
Depreciation recorded in inventory	132	161
	1,830	1,690

Impairment

In 2020, we recorded the following impairments:

Cash-generating units (“CGUs”)	Aurora	White Springs
Segment	Phosphate
Impairment indicator	Lower long-term forecasted global phosphate prices
Pre-tax impairment loss ($)	545	215
Recoverable amount ($)	995 (post-tax)	160 (pre-tax)
Valuation technique	FVLCD a Level 3 measurement	Value in use (“VIU”)
Key assumptions
End of mine life (proven and probable reserves) (year)	2050	2029
Post-tax discount rate (%)	10.5	12.0 (pre-tax – 16.0)

For our Aurora CGU, the recoverable amount was based on after-tax discounted cash flows (using a five-year projection and a terminal year thereafter to the expected mine life), which incorporated assumptions an independent market participant would apply. For our White Springs CGU, the recoverable amount was based on pre-tax discounted cash flows until the end of the mine life.

The recoverable amount is most sensitive to the following key assumptions: our internal sales price forecasts, which consider projections from independent third-party data sources, discount rates, and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, and mineral reserve technical reports, as well as industry and market trends.

The following table highlights sensitivities to the recoverable amount which could result in additional impairment losses or reversals of previously recorded losses:

		Aurora
Key Assumptions		Change in Assumption		Increase (Decrease) to Recoverable Amount ($)
Net selling price	±	10 per tonne	±	150
Discount rate	±	1.0 percentage point	±	120

102 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 13	Property, Plant and Equipment Continued

For our White Springs CGU, there were no reasonably possible changes in the key assumptions that would result in a substantial change in the recoverable amount.

We also performed impairment testing on the Trinidad CGU, part of our Nitrogen segment, due to the indefinite closure of an ammonia plant in response to market conditions and lower long-term forecasted global ammonia prices. No impairment resulted from comparing the carrying amount of the Trinidad CGU to its recoverable amount determined on a FVLCD methodology. FVLCD was based on after-tax discounted cash flows (using a five-year projection and a 2.0% terminal growth rate) discounted at a post-tax rate of 12.6%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Trinidad CGU recoverable amount to be equal to the carrying amount:

Key Assumptions	Change Required for Carrying Amount to Equal Recoverable Amount
Net selling price (5-year average)	4 percent decrease
Production volumes (5-year average)	5 percent decrease
Discount rate (post-tax)	0.9 percentage point increase

In 2020, we also recorded $64 of impairment losses relating to other non-current assets (2019 – $52).

NOTE 14	Goodwill and Other Intangible Assets

		Other Intangibles
	Goodwill	Customer Relationships [2]	Technology	Trade Names	Other	Total
Useful life range (years)	n/a	3 – 15	3 – 30	1 – 20 [3]	1 – 20

Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428
Acquisitions (Note 25)	167	74	2	8	6	90
Additions – internally developed	–	–	106	–	16	122
Foreign currency translation and other	45	22	20	14	(22)	34
Disposals	–	–	(3)	–	–	(3)
Amortization [1]	–	(165)	(39)	(9)	(70)	(283)

Carrying amount – December 31, 2020	12,198	1,515	437	75	361	2,388

Balance – December 31, 2020 comprised of:
Cost	12,205	1,971	544	111	597	3,223
Accumulated amortization and impairment	(7)	(456)	(107)	(36)	(236)	(835)

Carrying amount – December 31, 2020	12,198	1,515	437	75	361	2,388

Carrying amount – December 31, 2018	11,431	1,554	117	90	449	2,210
Acquisitions (Note 25)	543	173	43	13	115	344
Additions – internally developed	–	–	197	–	2	199
Foreign currency translation and other	12	2	9	18	(25)	4
Impairment	–	–	–	(35)	(33)	(68)
Amortization [1]	–	(145)	(15)	(24)	(77)	(261)

Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428

Balance – December 31, 2019 comprised of:
Cost	11,993	1,906	429	92	597	3,024
Accumulated amortization and impairment	(7)	(322)	(78)	(30)	(166)	(596)

Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428

1	Amortization of $254 was included in selling expenses during the year ended December 31, 2020 (2019 – $234).
2	The average remaining amortization period of customer relationships at December 31, 2020, was approximately 6 years.
3	Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 103

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 14	Goodwill and Other Intangible Assets Continued

Goodwill Impairment Testing

We performed our annual impairment test on goodwill and did not identify any impairment; however, the recoverable amount for Retail – North America did not substantially exceed its carrying amount. In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts (five-year projections)

and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts. The key forecast assumptions were based on historical data and estimates of future results from internal sources as well as industry and market trends.

For each CGU or group of CGUs, terminal growth rates and discount rates used were as follows:

	Terminal Growth Rate (%)		Discount Rate (%)
	2020	2019	2020	2019
Retail – North America	2.5	2.5	7.5	7.0
Retail – International [1]	2.0	2.0	7.8 – 16.0	7.5 – 15.0
Potash	2.5	2.5	8.0	8.0
Nitrogen	2.0	2.0	8.0	9.0

1	The discount rates reflect the country risk premium and size for our international groups of CGUs.

The Retail – North America group of CGUs recoverable amount exceeds its carrying amount by $1.7 billion, which is 13% of the carrying amount. Most of our goodwill arose from the merger between PotashCorp and Agrium in 2018 (the “Merger”), representing fair values at the merger date. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and we do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future. The following table indicates the percentage by which key assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

Key Assumptions	Change Required for Carrying Amount to Equal Recoverable Amount	Value Used in Impairment Model
Terminal growth rate	0.8 percentage point decrease	2.5%
Forecasted EBITDA over forecast period	9.1 percent decrease	$6 billion
Discount rate	0.7 percentage point increase	7.5%

104 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 15	Investments

Equity-accounted investees and investments at FVTOCI as at December 31 were comprised of:

Name	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held (%)		Carrying Amount
			2020	2019	2020	2019
Equity-accounted investees
MOPCO	Nitrogen Producer	Egypt	–	26	–	270
Profertil	Nitrogen Producer	Argentina	50	50	233	212
Canpotex	Marketing and Logistics	Canada	50	50	–	–
Other associates and joint ventures					176	178
Total equity-accounted investees					409	660
Investments at FVTOCI
Sinofert	Fertilizer Supplier and Distributor	China/Bermuda	22	22	153	161
Total investments at FVTOCI					153	161

In 2020, as a result of our strategic decision to dispose of our investment in MOPCO, we received cash consideration of $540 for the disposal of the investment and settlement of legal claims. This resulted in a pre-tax gain of $250 recorded in other (income) expenses.

We continuously assess our ability to exercise significant influence or joint control over our investments. Our 22 percent ownership in Sinofert does not constitute significant influence as we do not have any representation on the Board of Directors of Sinofert. We elected to account for our investment in Sinofert as FVTOCI as it is held for strategic purposes.

Future conditions related to Profertil may be affected by political, economic and social instability. We are exposed to foreign exchange risk related to fluctuations in the Argentine peso against the US dollar. This may also restrict our ability to obtain dividends from Profertil.

NOTE 16	Other Assets

Other assets as at December 31 were comprised of:

	2020	2019
Deferred income tax assets (Note 8)	242	249
Ammonia catalysts – net of accumulated amortization of $76 (2019 – $71)	89	89
Long-term income tax receivable (Note 8)	305	36
Accrued pension benefit assets (Note 21)	109	25
Other – net of accumulated amortization of $44 (2019 – $41)	169	165
	914	564

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 105

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 17	Short-Term Debt

We use our $4.5 billion commercial paper program for our short-term cash requirements. The commercial paper program is backstopped by the $4.5 billion unsecured revolving term credit facility (“Nutrien Credit Facility”). Short-term facilities are renegotiated periodically.

Short-term debt as at December 31 was comprised of:

	Rate of Interest (%)	Total Facility Limit as at December 31, 2020	2020	2019
Credit facilities
Unsecured revolving term credit facility [1]	Nil	4,500	–	–
Uncommitted revolving demand facility	Nil	500	–	–
Other credit facilities [2]	0.8 – 36.0	740	159	326
Commercial paper	Nil		–	650
			159	976

1	Matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date of request.
2

Credit facilities are unsecured and consist of South American facilities with debt of $109 (2019 – $149) and interest rates ranging from 1.7 percent to 36.0 percent, Australian facilities with debt of $19 (2019 – $157) and an interest rate of 0.8 percent, and other facilities with debt of $31 (2019 – $20) and an interest rate of 1.0 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the Nutrien Credit Facility and excess cash invested in highly liquid securities. As at December 31, 2020, we were authorized to issue commercial paper up to $4,500 (2019 – $4,500). Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio (refer to Note 24) and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2020.

In 2020, we entered into new committed revolving credit facilities totaling approximately $1,500, all with the same principal covenants and events of default as our existing credit facilities. We closed these credit facilities after the issuance of the new notes as described in Note 18.

106 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 18	Long-Term Debt

We source our borrowings for funding purposes primarily through notes, debentures and long-term credit facilities. We have access to the capital markets through our base shelf prospectus.

Long-term debt as at December 31 was comprised of:

	Rate of Interest (%)	Maturity	2020	2019
Notes [1]
	4.875	March 30, 2020	–	500
	3.150	October 1, 2022	500	500
	1.900	May 13, 2023	500	–
	3.500	June 1, 2023	500	500
	3.625	March 15, 2024	750	750
	3.375	March 15, 2025	550	550
	3.000	April 1, 2025	500	500
	4.000	December 15, 2026	500	500
	4.200	April 1, 2029	750	750
	2.950	May 13, 2030	500	–
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	300	300
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	500	500
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	500	500
	5.000	April 1, 2049	750	750
	3.950	May 13, 2050	500	–
Debentures [1]	7.800	February 1, 2027	125	125
Other			67	33
			9,742	8,708
Add net unamortized fair value adjustments			404	424
Less net unamortized debt issue costs			(85)	(77)
			10,061	9,055
Less current maturities			(14)	(508)
Add current portion of net unamortized debt issue costs			–	6
			(14)	(502)
			10,047	8,553

1

Each series of notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

We are subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. As calculated in Note 24, we were in compliance with these covenants as at December 31, 2020.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 107

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 18	Long-Term Debt Continued

The following is a summary of changes in liabilities arising from financing activities:

	Short-Term Debt and Current Portion of Long-Term Debt	Current Portion of Lease Liabilities	Long-Term Debt	Lease Liabilities	Total
Balance – December 31, 2019	1,478	214	8,553	859	11,104
Cash flows [1]	(1,401)	(274)	1,526	–	(149)
Additions and other adjustments to ROU assets	–	107	–	213	320
Reclassifications	11	194	(11)	(194)	–
Foreign currency translation and other non-cash changes	85	8	(21)	13	85
Balance – December 31, 2020	173	249	10,047	891	11,360
Balance – December 31, 2018	1,624	8	7,579	12	9,223
Adoption of IFRS 16 (Note 13)	–	196	–	863	1,059
Cash flows [1]	(794)	(234)	1,481	–	453
Additions and other adjustments to ROU assets	–	50	–	75	125
Reclassifications	500	178	(500)	(178)	–
Foreign currency translation and other non-cash changes	148	16	(7)	87	244
Balance – December 31, 2019	1,478	214	8,553	859	11,104

1	Cash inflows and cash outflows are presented on a net basis.

NOTE 19	Lease Liabilities

	Average Rate of Interest (%)	2020	2019
Lease liabilities – non-current	3.0	891	859
Current portion of lease liabilities	2.7	249	214
Total		1,140	1,073

NOTE 20	Payables and Accrued Charges

Payables and accrued charges consist primarily of amounts we owe to suppliers and prepayments made by customers planning to purchase our products for the upcoming growing season.

Payables and accrued charges as at December 31 were comprised of:

	2020	2019
Trade and other payables	4,415	4,016
Customer prepayments	1,800	1,693
Dividends	256	258
Accrued compensation	513	434
Current portion of asset retirement obligations and accrued environmental costs (Note 22)	162	148
Accrued interest	99	103
Current portion of share-based compensation (Note 5)	95	118
Current portion of derivatives	39	13
Income taxes (Note 8)	48	43
Current portion of pension and other post-retirement benefits (Note 21)	15	15
Other accrued charges and others	616	596
	8,058	7,437

108 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 21	Pension and Other Post-Retirement Benefits

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, disability, dental and life insurance (referred to as other defined benefit) plans. Substantially all our employees participate in at least one of these plans.

Description of Defined Benefit Pension Plans

We sponsor defined benefit pension plans as follows:

	Plan Type	Contributions
United States

•  non-contributory,

•  guaranteed annual pension payments for life,

•  benefits generally depend on years of service and compensation level in the final years leading up to age 65,

•  benefits available starting at age 55 at a reduced rate, and

•  plans provide for maximum pensionable salary and maximum annual benefit limits.

• made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 and associated Internal Revenue Service regulations and procedures.
Canada		• made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	• non-contributory, • unfunded, and • supplementary pension benefits.	• provided for by charges to earnings sufficient to meet the projected benefit obligations, and • payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through an employee benefits or management committee in each country, which is composed of our employees. The employee benefits or management committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies

(e.g., investment and contribution) of the funds. The current investment policy for each country’s plans generally does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of Other Post-Retirement Plans

We provide health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

•	coordination with government-provided medical insurance in each country;

•	certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
•	for certain plans, maximum lifetime benefits;

•	at retirement, the employee’s spouse and certain dependent children may be eligible for coverage;

•	benefits are self-insured and are administered through third-party providers; and

•	generally, retirees contribute toward annual cost of the plans.

We provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 109

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 21	Pension and Other Post-Retirement Benefits Continued

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk and salary risk.

Investment Risk	A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ:

•  a total return on investment approach whereby a diversified mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk; and

•  risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition.

Other assets such as private equity and hedge funds are not used at this time. Our policy is not to invest in commodities, precious metals, mineral rights, bullions or collectibles. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.
Interest Rate Risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan’s debt investments.

110 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 21	Pension and Other Post-Retirement Benefits Continued

Financial Information

Movements in the pension and other post-retirement benefit assets (liabilities) were as follows:

	2020			2019
	Obligation	Plan Assets	Net	Obligation	Plan Assets	Net
Balance – beginning of year	(2,044)	1,621	(423)	(1,797)	1,416	(381)
Components of defined benefit expense recognized in earnings
Current service cost for benefits earned during the year	(36)	–	(36)	(40)	–	(40)
Interest (expense) income	(66)	53	(13)	(74)	59	(15)
Past service cost, including curtailment gains and settlements [1]	133	(132)	1	–	–	–
Foreign exchange rate changes and other	(3)	(1)	(4)	(29)	13	(16)
Subtotal of components of defined benefit expense (recovery) recognized in earnings	28	(80)	(52)	(143)	72	(71)
Remeasurements of the net defined benefit liability recognized in OCI during the year
Actuarial gain arising from:
Changes in financial assumptions	(153)	–	(153)	(199)	–	(199)
Changes in demographic assumptions	12	–	12	14	–	14
Gain on plan assets (excluding amounts included in net interest)	–	230	230	–	193	193
Subtotal of remeasurements	(141)	230	89	(185)	193	8
Cash flows
Contributions by plan participants	(5)	5	–	(5)	5	–
Employer contributions	–	26	26	–	21	21
Benefits paid	96	(96)	–	86	(86)	–
Subtotal of cash flows	91	(65)	26	81	(60)	21
Balance – end of year [2]	(2,066)	1,706	(360)	(2,044)	1,621	(423)
Balance comprised of:
Non-current assets
Other assets (Note 16)			109			25
Current liabilities
Payables and accrued charges (Note 20)			(15)			(15)
Non-current liabilities
Pension and other post-retirement benefit liabilities			(454)			(433)

1	During 2020, we transferred certain pension plan obligations to an insurance company.
2	Obligations arising from funded and unfunded pension plans are $(1,690) and $(376), respectively (2019 – $(1,652) and $(392)). Other post-retirement benefit plans have no plan assets and are unfunded.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 111

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 21	Pension and Other Post-Retirement Benefits Continued

Plan Assets

As at December 31, the fair value of plan assets of our defined benefit pension plans, by asset category, were as follows:

	2020			2019
	Quoted Prices in Active Markets for Identical Assets	Other [1]	Total	Quoted Prices in Active Markets for Identical Assets	Other [1]	Total
Cash and cash equivalents	9	33	42	8	112	120
Equity securities and equity funds
US	19	879	898	1	571	572
International	158	–	158	35	62	97
Debt securities [2]	–	571	571	–	698	698
International balanced fund	–	–	–	–	112	112
Other	–	37	37	–	22	22
Total pension plan assets	186	1,520	1,706	44	1,577	1,621

1

Approximately 76 percent (2019 – 60 percent) of the Other plan assets are held in funds whose fair values are estimated using their net asset value per share. For the majority of these funds, the redemption frequency is immediate. The Plan Committee manages the asset allocation based upon our current liquidity and income needs.

2	Debt securities included US securities of 60 percent (2019 – 82 percent) and International securities of 40 percent (2019 – 18 percent).

We use letters of credit or surety bonds to secure certain Canadian unfunded defined benefit plan liabilities as at December 31, 2020.

We expect to contribute approximately $125 to all pension and post-retirement plans in 2021. Total contributions recognized as expense under all defined contribution plans for 2020 was $116 (2019 – $88).

The significant assumptions used to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31 were as follows:

	Pension		Other
	2020	2019	2020		2019
Assumptions used to determine the benefit obligations [1] :
Discount rate (%)	2.83	3.35	2.66		3.20
Rate of increase in compensation levels (%)	4.57	4.66	n/a		n/a
Medical cost trend rate – assumed (%)	n/a	n/a	4.50 – 5.80	[2]	4.50 – 6.10	[2]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	2037		2037
Mortality assumptions [3] (years)
Life expectancy at 65 for a male member currently at age 65	20.6	20.5	20.2		20.3
Life expectancy at 65 for a female member currently at age 65	22.8	22.7	22.8		22.9
Average duration of the defined benefit obligations [4] (years)	15.4	14.6	15.2		15.8

1	The current year’s expense is determined using the assumptions that existed at the end of the previous year.
2	We assumed a graded medical cost trend rate starting at 5.80 percent in 2020, moving to 4.50 percent by 2037 (2019 – starting at 6.10 percent, moving to 4.50 percent by 2037).
3	Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.
4	Weighted average length of the underlying cash flows.

112 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 21	Pension and Other Post-Retirement Benefits Continued

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

		2020		2019
	Change in Assumption	Benefit Obligations	Expense in Earnings Before Income Taxes	Benefit Obligations	Expense in Earnings Before Income Taxes
As reported		2,066	52	2,044	71
Discount rate	1.0 percentage point decrease	360	10	340	10
	1.0 percentage point increase	(280)	(10)	(270)	(10)

NOTE 22	Asset Retirement Obligations and Accrued Environmental Costs

A provision is an estimated liability with uncertainty over the timing or amount that will be paid. The most significant asset retirement and environmental remediation provisions relate to costs to restore potash and phosphate sites to their original, or another specified, condition.

The pre-tax risk-free discount rate, expected cash flow payments and sensitivity to changes in the discount rate on the recorded liability for asset retirement obligations and accrued environmental costs at December 31, 2020, were as follows:

			Discount Rate
	Cash Flow Payments (years) [1]	Discounted Cash Flows [2,3]	+0.5%	-0.5%
Asset retirement obligations			(70)	90
Retail	1 – 30	25
Potash	33 – 441	76
Phosphate	1 – 80	468
Corporate and other [4,5]	1 – 482	640
Accrued environmental costs			(10)	5
Retail	1 – 30	89
Corporate and other	1 – 20	461

1	Time frame in which payments are expected to principally occur from December 31, 2020. Adjustments to the years can result from changes to the mine life and/or changes in the rate of tailing volumes.
2

Risk-free discount rates reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation. Risk-free rates range from 1.2 percent to 6.5 percent.

3

Total undiscounted cash flows are $2.8 billion. For the Potash segment, this represents total undiscounted cash flows in the first year of decommissioning. This excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post-reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 92 to 407 years.

4

For nitrogen sites, we have not recorded any asset retirement obligations as no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives of our facilities indefinitely.

5	Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 55 years.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 113

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 22	Asset Retirement Obligations and Accrued Environmental Costs Continued

Following is a reconciliation of asset retirement obligations and accrued environmental costs:

	Asset Retirement Obligations	Accrued Environmental Costs	Total
Balance – December 31, 2019	1,254	544	1,798
Acquisitions	12	15	27
Disposals	–	(3)	(3)
Change in estimates	(9)	2	(7)
Recorded in earnings	31	3	34
Settled during the year	(88)	(21)	(109)
Foreign currency translation and other	9	10	19
Balance – December 31, 2020	1,209	550	1,759
Balance – December 31, 2020 comprised of:
Current liabilities
Payables and accrued charges (Note 20)	121	41	162
Non-current liabilities
Asset retirement obligations and accrued environmental costs	1,088	509	1,597

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, closure and post-closure obligations through our subsidiaries, PCS Phosphate Company, Inc. in White Springs, Florida, and PCS

Nitrogen Inc. in Geismar, Louisiana, pursuant to the financial assurance regulatory requirements in those states. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

NOTE 23	Share Capital

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Issued

	Number of Common Shares	Share Capital
Balance – December 31, 2019	572,942,809	15,771
Issued under option plans and share-settled plans	150,177	7
Repurchased	(3,832,580)	(105)

Balance – December 31, 2020	569,260,406	15,673

114 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 23	Share Capital Continued

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase
2019 Normal Course Issuer Bid [1]	February 27, 2019	February 26, 2020	42,164,420
2020 Normal Course Issuer Bid [2]	February 27, 2020	February 26, 2021	28,572,458

1

The 2019 normal course issuer bid permitted the repurchase of up to 7 percent of our outstanding common shares for cancellation. As of the expiry date, we had repurchased 33,256,668 of the maximum shares for repurchase.

2

The 2020 normal course issuer bid permits the repurchase of up to 5 percent of our outstanding common shares for cancellation and can expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases. As at February 18, 2021, we had repurchased 710,100 of the maximum shares for repurchase.

On February 17, 2021, our Board of Directors approved a share repurchase program of up to a maximum of 28,468,448 or 5 percent of our outstanding common shares for cancellation. Subject to acceptance by the Toronto Stock Exchange, the 2021 share repurchase program will commence on March 1, 2021, and will expire on the earlier of February 28, 2022, the date on which we have acquired the maximum number of common shares allowable or the date we determine not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes our share repurchases:

	2020	2019
Number of common shares repurchased for cancellation	3,832,580	36,067,323
Average price per share (US dollars)	41.96	52.07
Total cost	160	1,878

Dividends Declared

Dividends declared for the years ended December 31 were as follows:

	2020		2019
Declared	Per Share	Declared	Per Share
February 19, 2020	0.45	May 10, 2019	0.43
May 6, 2020	0.45	July 30, 2019	0.45
August 10, 2020	0.45	December 13, 2019	0.45
December 10, 2020	0.45

	1.80		1.33

Subsequent to year-end, our Board of Directors declared a quarterly dividend of $0.46 per share payable on April 15, 2021, to shareholders of record on March 31, 2021. The total estimated dividend to be paid is $262.

NOTE 24	Capital Management

The objective of our capital allocation policy is to balance the return of capital to our shareholders, improvements in the efficiency of our existing assets, and delivery on our growth opportunities, while maintaining a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk. Our goal is to pay a stable and growing dividend with a target payout that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 115

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 24	Capital Management Continued

We include total debt, adjusted total debt, adjusted net debt and adjusted shareholders’ equity as components of our capital structure. We monitor our capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on notes and debentures.

We monitor the following ratios:

	2020	2019
Adjusted net debt to adjusted EBITDA	2.6	2.5
Debt to capital [1] (Limit: 0.65:1.00)	0.34:1.00	0.33:1:00
Adjusted EBITDA to adjusted finance costs	7.4	8.0

1	Calculated as adjusted total debt to adjusted capital.

Adjusted EBITDA is calculated in Note 3, while the calculation of the remaining components included in the above ratios are set out in the following tables:

	2020	2019
Short-term debt	159	976
Current portion of long-term debt	14	502
Current portion of lease liabilities	249	214
Long-term debt	10,047	8,553
Lease liabilities	891	859
Total debt	11,360	11,104
Letters of credit – financial	150	158
Adjusted total debt	11,510	11,262

	2020	2019
Total debt	11,360	11,104
Cash and cash equivalents	(1,454)	(671)
Unamortized fair value adjustments	(404)	(424)
Adjusted net debt	9,502	10,009

	2020	2019
Total shareholders’ equity	22,365	22,869
Accumulated other comprehensive loss	119	251
Adjusted shareholders’ equity	22,484	23,120
Adjusted total debt	11,510	11,262
Adjusted capital	33,994	34,382

116 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 24	Capital Management Continued

	2020	2019
Finance costs	520	554
Unwinding of discount on asset retirement obligations	(33)	(54)
Borrowing costs capitalized to property, plant and equipment	20	18
Interest on net defined benefit pension and other post-retirement plan obligations	(13)	(15)
Adjusted finance costs	494	503

In 2020, we filed a universal base shelf prospectus in Canada and the US qualifying the issuance of up to $5.0 billion of common shares, debt securities and other securities during a period of

25 months from March 16, 2020. In 2020, we filed a prospectus supplement to issue $1,500 of notes, as discussed in Note 18.

NOTE 25	Business Combinations

The Company’s business combinations include the acquisition of Retail businesses, including Ruralco Holdings Limited (“Ruralco”), and various digital agriculture, proprietary products and agricultural services.

	Ruralco	Other Acquisitions
Acquisition date	September 30, 2019	Various
Purchase price, net of cash and cash equivalents acquired	$330 On the acquisition date, we acquired 100% of the Ruralco stock that was issued and outstanding. Transaction costs are recorded in acquisition and integration related costs in other expenses.	2020 – $233 (2019 – $581, net of $100 previously held equity-accounted interest in Agrichem)
Goodwill and expected benefits of the acquisition	$236	$133 (2019 – $341)

The expected benefits of the acquisitions resulting in goodwill include:

•  synergies from expected reduction in operating costs

•  wider distribution channel for selling products of acquired businesses

•  a larger assembled workforce

•  potential increase in customer base

•  enhanced ability to innovate

Description	An agriservices business in Australia with approximately 250 operating locations.

2020 – 43 Retail locations including Tec Agro Group, a leading agriculture retailer in Brazil

(2019 – 68 Retail locations including Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies)

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 117

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 25	Business Combinations Continued

We allocated the following values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date:

	2020					2019

	Ruralco

	Preliminary [1]	Adjustments	Final Fair Value [2]		Other Acquisitions [3]	Other Acquisitions [3]
Receivables	289	27	316	[4]	68	68
Inventories	117	(5)	112		63	145
Prepaid expenses and other current assets	8	(1)	7		4	38
Property, plant and equipment	136	4	140		73	115
Goodwill	202	34	236		133	341
Other intangible assets	165	43	208		47	179
Other non-current assets	31	(14)	17		2	2
Total assets	948	88	1,036		390	888
Short-term debt	112	55	167		36	25
Payables and accrued charges	345	(21)	324		108	156
Lease liabilities, including current portion	110	–	110		2	1
Other non-current liabilities	51	54	105		11	25
Total liabilities	618	88	706		157	207
Total consideration	330	–	330		233	681
Previously held equity-accounted interest in Agrichem	–	–	–		–	100
Total consideration, net of cash and cash equivalents acquired	330	–	330		233	581

1	Preliminary value as previously reported in our 2019 annual consolidated financial statements.
2

We have completed our assessment of identifying and measuring all the assets acquired and liabilities assumed. This assessment included a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed. Adjustments recorded to the preliminary fair value primarily related to changes in the preliminary valuation assumptions, including refinement of our intangible assets and liabilities. All measurement adjustments were offset against goodwill.

3	This represents preliminary fair values. For certain acquisitions, we finalized the purchase price with no material change to the fair values disclosed in prior periods.
4	Includes receivables from customers with gross contractual amounts of $260, of which $7 are considered to be uncollectible.

118 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 25	Business Combinations Continued

Assets	Ruralco	Other Acquisitions	Valuation Technique and Judgments Applied
Property, plant and equipment	X	X

Market approach for land and certain types of personal property: sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets.

Replacement costs for all other depreciable property, plant and equipment: measures the value of an asset by estimating the costs to acquire or construct comparable assets and adjusts for age and condition of the asset.

Other intangible assets	X	X

Income approach – multi-period excess earnings method: measures the value of an asset based on the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges (“CACs”). Allocation of CACs is a matter of judgment and based on the nature of the acquired businesses’ operations and historical trends.

We considered several factors in determining the fair value of customer relationships, such as customers’ relationships with the acquired company and its employees, the segmentation of customers, historical customer attrition rates, and revenue growth.

Other provisions and contingent liabilities	X	X	Decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability.

Financial Information Related to the Acquired Operations

2020 Proforma [1]	Other Acquisitions
Sales	350
EBIT	26

1	Estimated annual sales and earnings before finance costs and income taxes (“EBIT”) if acquisitions occurred at the beginning of the year.

	2020 Actuals	2019 Actuals
From date of acquisition	Other Acquisitions	Ruralco	Other Acquisitions
Sales	190	249	312
EBIT	12	(2)	(1)

NOTE 26	Commitments

A commitment is a legally binding and enforceable agreement to purchase goods or services in the future. The amounts below reflect our commitments based on current expected contract prices.

At December 31, 2020, minimum future commitments under our contractual arrangements were as follows:

	Lease Liabilities [1]	Long-Term Debt [1]	Purchase Commitments	Capital Commitments	Other Commitments	Total
Within 1 year	281	434	1,268	87	132	2,202
1 to 3 years	408	2,378	757	16	118	3,677
3 to 5 years	233	2,498	72	6	53	2,862
Over 5 years	383	10,485	142	1	127	11,138
Total	1,305	15,795	2,239	110	430	19,879

1	Includes principal portion and estimated interest.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 119

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 26	Commitments Continued

Purchase Commitments

We have a long-term natural gas purchase agreement in Trinidad that expires on December 31, 2023. The contract provides for prices that vary primarily with ammonia market prices and annual escalating floor prices. The commitments included in the foregoing table are based on floor prices and minimum purchase quantities.

Profertil has long-term gas contracts denominated in US dollars that expire in 2021, which account for virtually all of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts.

The Carseland facility has a power co-generation agreement, expiring on December 31, 2026, which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Commitments included in the foregoing table are based on expected contract prices.

As part of the agreement to sell the Conda Phosphate operations (“CPO”), we entered into long-term strategic supply and offtake agreements which extend to 2023. Under the terms of the supply and offtake agreements, we will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate (“MAP”) product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, throughput and various rail contracts, the latest of which expires in 2026, and mineral lease commitments, the latest of which expires in 2038.

NOTE 27	Guarantees

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts, and leasing transactions. The terms of these indemnification agreements

•	may require us to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;

•	will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties; and

•	have not historically resulted in any significant payments by Nutrien and, as at December 31, 2020, no amounts have been accrued in the consolidated financial statements (except for accruals relating to certain underlying liabilities).

We directly guarantee our share of certain commitments of Canpotex (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. No material loss is anticipated by reason of such agreements and guarantees.

120 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 28	Related Party Transactions

We transact with a number of related parties, the most significant being with our associates and joint ventures, key management personnel, and post-employment benefit plans.

Sale of Goods

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of

Canpotex. Sales to Canpotex are shown in Note 3. The receivable outstanding from Canpotex is shown in Note 11 and arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

Key Management Personnel Compensation and Transactions with Post-Employment Benefit Plans

Compensation to key management personnel was comprised of:

	2020	2019
Salaries and other short-term benefits	16	15
Share-based compensation	26	31
Post-employment benefits	2	3
Termination benefits	–	12
	44	61

Disclosures related to our post-employment benefit plans, and associates and joint ventures, are shown in Note 21 and Note 15, respectively.

NOTE 29	Contingencies and Other Matters

Contingent liabilities, which are not recognized in the consolidated financial statements but may be disclosed, are possible obligations as a result of uncertain future events outside of our control or present obligations not recognized because the amount cannot be sufficiently measured or payment is not probable.

Accounting Estimates and Judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

•	prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);

•	determination of whether recognition or disclosure in the consolidated financial statements is required; and
•	estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on our consolidated financial statements.

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder’s productive capacity. Through December 31, 2020, we are not aware of any operating losses or other liabilities.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 121

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 29	Contingencies and Other Matters Continued

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability. Through December 31, 2020, we are not aware of any material losses or other liabilities that we have not accrued for.

Environmental Remediation, Legal and Other Matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 22.

We have established provisions for environmental site assessment and/or remediation matters to the extent that we consider expenses associated with those matters likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

Legal matters with significant uncertainties include the following:

•	The United States Environmental Protection Agency (“US EPA”) has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act (“RCRA”). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. All of these facilities received US EPA notices of violation (“NOVs”) that remain outstanding for alleged violations of RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January 2018, Nu-West remains responsible for environmental liabilities attributable to its historic activities and for resolution of the NOVs. All of the facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters. Due to the nature of the allegations, we are uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and 5) addressing findings resulting from RCRA section 3013 site investigations.

•	We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) toward the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on our consolidated financial statements.

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

122 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 30	Accounting Policies, Estimates and Judgments

The following discusses the significant accounting policies, estimates, judgments and assumptions that we have adopted and applied and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and entities we control.

•	Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. They are deconsolidated from the date that control ceases.

•	Intercompany balances and transactions are eliminated on consolidation.

Principal (wholly owned) Operating Subsidiaries	Location	Principal Activity
Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrients and corporate functions
Agrium Inc.	Canada	Manufacturer and distributor of crop nutrients and corporate functions
Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
Agrium Potash Ltd.	Canada
Agrium U.S. Inc.	US
Cominco Fertilizer Partnership	US
Loveland Products Inc.	US
Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
Nutrien Ag Solutions, Inc.	US
Nutrien Ag Solutions Limited	Australia
PCS Nitrogen Fertilizer, LP	US	Production of nitrogen products in the US
PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad
PCS Phosphate Company, Inc.	US	Mining and/or processing of phosphate products
Phosphate Holding Company, Inc.	US	Mining and/or processing of phosphate products and production of nitrogen products in the US
Combined Rural Traders Pty Limited	Australia	Crop input retailer

Foreign Currency Transactions

Items included in our consolidated financial statements and those of our subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which was determined to be the functional currency of the Company and the majority of our subsidiaries. In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions, and from the translation at period-end of monetary assets and liabilities denominated in foreign currencies are recognized and presented in the consolidated statements of earnings within other (income) expenses, as applicable, in the period in which they arise. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date of the transaction is available and it is apparent that such rate is a more suitable measurement.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 123

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 30	Accounting Policies, Estimates and Judgments Continued

Restructuring Charges

Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring charges. Incremental costs for employee termination, contract termination and other exit costs are recognized as a liability and an expense when a detailed formal plan for restructuring has been demonstrably committed to and a reliable estimate can be made.

Revenue

We recognize revenue when we transfer control over a good or service to a customer.

Transfer of Control for Sale of Goods	Transfer of Control for Sale of Services
At the point in time when the product is • purchased at our Retail farm center • delivered and accepted by customers at their premises or • loaded for shipping	Over time as the promised service is rendered

Judgment is used to determine whether we are acting as principal or agent by evaluating who:

•	has the primary responsibility for fulfilling the promised good;

•	bears the inventory risk; and

•	has discretion for establishing the price.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The related commissions are recognized as the sales occurred or as unconditional contracts are signed.

We recognize profits on sales to Canpotex when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract.

Our sales revenue relating to our Potash, Nitrogen and Phosphate segments is generally recorded and measured based on the “freight on board” mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, net of any variable consideration (e.g., any trade discounts or estimated volume rebates). Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns. Sales prices are based on North American and International benchmark market prices, which are variable and subject to global supply and demand, and other market factors.

For Retail, we do not provide general warranties; however, our customer contracts may provide certain product quality specification guarantees. Returns and incentives are estimated based on historical and forecasted data, contractual terms, and current conditions. Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

Transportation costs are generally recovered from the customer through sales pricing. Where customer contracts include volume rebates, we estimate revenue at the earlier of the most likely amount of consideration we expect to receive or when it is highly probable that a significant reversal will not occur.

As the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is generally less than 12 months, we apply the practical expedient as provided in IFRS 15, “Revenue from Contracts with Customers,” and do not adjust the promised amount of consideration for the effects of financing.

Intersegment sales are made under terms that approximate market value.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

124 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 30	Accounting Policies, Estimates and Judgments Continued

Share-based Compensation

For awards with performance conditions that determine the number of options or units to which employees are entitled, measurement of compensation cost is based on our best estimate of the outcome of the performance conditions. Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

For plans settled through the issuance of equity	For plans settled through cash

•  fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model, and

•  fair value for PSUs is determined on grant date by projecting the outcome of performance conditions.

• a liability is recorded based on the fair value of the awards each period.

Estimation involves determining:

•	stock option-pricing model assumptions as described in the weighted average assumptions table in Note 5;

•	forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting;

•	projected outcome of performance conditions for PSUs, including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model and the outcome of our synergies relative to the target; and

•	the number of dividend equivalent units expected to be earned.

Income Taxes

Taxation on earnings (loss) is comprised of current and deferred income tax and requires significant judgment and estimation. Taxation is recognized in the statements of earnings unless it relates to items recognized either in OCI or directly in shareholders’ equity.

Current income tax	Deferred income tax

•  is the expected tax payable on the taxable earnings for the year

•  is calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings

•  includes any adjustments made to income tax payable or recoverable in respect of previous years

•  is recognized using the liability method

•  is based on temporary differences between carrying amounts of assets and liabilities and their respective income tax bases

•  is determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled

Current and deferred income tax assets and liabilities are offset only if certain criteria are met.
The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

Uncertain income tax positions are accounted for using the standards applicable to current income tax liabilities and assets (i.e., both liabilities and assets are recorded when probable and measured at the amount expected to be paid to (or recovered from) the taxation authorities using our best estimate of the amount).

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:

•	negotiations with taxation authorities in various jurisdictions;

•	outcomes of tax litigation; and

•	resolution of disputes arising from federal, provincial, state and local tax audits.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 125

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 30	Accounting Policies, Estimates and Judgments Continued

Deferred income tax is not accounted for

•	with respect to investments in subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and

•	if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are

•	recognized to the extent it is probable future taxable profit will be available to use deductible temporary differences and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable.

•	reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

Financial Instruments

Financial assets are measured at amortized cost if the objective of the business model for the instrument or group of instruments is to hold the asset to collect the contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest and is not designated as fair value through profit or loss (“FVTPL”).

For equity investments not held for trading, we may make an irrevocable election at initial recognition to recognize changes in fair value through OCI rather than profit or loss.

Financial instruments are classified and measured as follows:

Fair Value Classification	FVTPL	FVTOCI	Amortized Cost
Instrument type	Cash and cash equivalents and derivatives	Equity investments not held for trading	Receivables, short-term debt, payables and accrued charges, long-term debt, lease liabilities, other long-term debt instruments
Fair value gains and losses	Profit or loss	OCI	—
Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate
Impairment of assets	—	—	Profit or loss
Foreign exchange	Profit or loss	OCI	Profit or loss
Transaction costs	Profit or loss	OCI	Included in cost of instrument

Financial instruments are recognized at trade date when we commit to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or we have transferred them and all the risks and rewards of ownership have been substantially transferred.

Derivatives are used to lock in commodity prices, interest rates and exchange rates. For designated and qualified cash flow hedges:

•	the effective portion of the change in the fair value of the derivative is accumulated in OCI;

•	when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory;

•	the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
•	the ineffective portions of hedges are recorded in net earnings in the current period.

We assess whether our derivatives hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items. Hedge effectiveness related to our New York Mercantile Exchange (“NYMEX”) natural gas hedges is assessed on a prospective and retrospective basis using regression analyses. Potential sources of ineffectiveness are changes in timing of forecast transactions, changes in volume delivered, or changes in our credit risk or the counterparty. Measurement of ineffectiveness relating to our foreign exchange and interest rate hedges is based on a comparison of the cumulative changes in fair value of the hedging instrument and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows. Potential sources of ineffectiveness are changes in timing or amounts of forecasted cash flows, embedded optionality, and changes in our credit risk or the credit risk of a counterparty.

126 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 30	Accounting Policies, Estimates and Judgments Continued

Net investment hedges relating to the commitment to purchase a foreign operation:

•	are considered a non-financial item and are accounted for similar to a cash flow hedge; and

•	the gain or loss from the hedging instrument is deferred in OCI and subsequently recorded as an adjustment to goodwill when the business combination occurs.

Financial assets and financial liabilities are offset, and the net amount is presented in the consolidated balance sheets when we:

•	currently have a legally enforceable right to offset the recognized amounts; and

•	intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair Value Measurements

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

Fair value measurements are categorized into levels based on the degree to which inputs are observable and their significance:

•	Level 1 – Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities).

•	Level 2 – Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability).
•	Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement.

Determination of the level hierarchy is based on our assessment of the lowest level input that is significant to the fair value measurement and is subject to estimation and judgment.

Fair value estimates:

•	are at a point in time and may change in subsequent reporting periods due to market conditions or other factors;

•	can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and

•	may require assumptions about costs/prices over time, discount and inflation rates, defaults, and other relevant variables.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

Receivables

Receivables from customers are recognized initially at fair value and subsequently measured at amortized cost less allowance for expected credit losses of receivables from customers.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

Inventories

Inventories are valued monthly at the lower of cost and net realizable value. Costs are allocated to inventory using the weighted average cost method.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 127

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 30	Accounting Policies, Estimates and Judgments Continued

Net realizable value is based on:

Products and raw materials	Materials and supplies
• selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale	• replacement cost

A writedown is recognized if the carrying amount exceeds net realizable value and may be reversed if the circumstances that caused it no longer exist. Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities and crop price trends.

Property, plant and equipment

	Owned	Right-of-use (leased)
Measurement

•  cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses

•  cost of major inspections and overhauls is capitalized

•  maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred

•  cost less accumulated depreciation and any accumulated impairment losses

•  lease payments are allocated between finance costs, and a reduction of the liability and discounted using the interest rate implicit in the lease, if available, or an incremental borrowing rate, being a rate that we would have to pay to borrow the funds required to obtain a similar asset, adjusted for term, security, asset value and the borrower’s economic environment

Depreciation method

•  certain property, plant and equipment directly related to our Potash, Nitrogen and Phosphate segments – units-of-production – based on the shorter of estimates of reserves or service lives

•  pre-stripping costs – units-of-production – over the ore mined from the mineable acreage stripped

•  remaining assets – straight-line

• straight-line – over the shorter of the asset’s useful life and the lease term
Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually.

128 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 30	Accounting Policies, Estimates and Judgments Continued

	Owned	Right-of-use (leased)
Judgment/practical expedients

Determining:

•  costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;

•  timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;

•  the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);

•  repairs and maintenance that qualify as major inspections and overhauls; and

•  useful life over which such costs should
be depreciated.

Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.

We have chosen to:

•  include the use of a single discount rate for a portfolio of leases with reasonably similar characteristics,

•  exclude initial direct costs in measuring ROU assets at the date of initial application,

•  not separate non-lease components and instead to account for lease and non-lease components as a single arrangement, and

•  use exemptions for short-term and low value leases which allow payments to be expensed as incurred.

Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised.

Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.

We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including the location of the asset, the availability of suitable alternatives, the significance of the asset to operations, and our business strategy. Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 129

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 30	Accounting Policies, Estimates and Judgments Continued

Goodwill and Other intangible assets

Goodwill is carried at cost, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to a CGU or group of CGUs for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to the CGU or group of CGUs expected to benefit from the business combination in which the goodwill arose.

Other intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses. We use judgment to determine which expenditures are eligible for capitalization as intangible assets. Costs incurred internally from researching and developing a product are expensed as incurred until technological feasibility is established, at which time, the costs are capitalized until the product is available for its intended use. Judgment is required in determining when technological feasibility of a product is established. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. At least annually, the useful lives are reviewed and adjusted if appropriate.

Impairment of long-lived assets

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets to be held and used (including property, plant and equipment, and investments), and our goodwill and other intangible assets. When such indicators exist, impairment testing is performed. Regardless, goodwill is tested at least annually (in the fourth quarter).

We review at each reporting period for possible reversal of the impairment for non-financial assets, other than goodwill.

Estimates and judgment involves:

•	identifying the appropriate asset, group of assets or CGU;

•	determining the appropriate discount rate for assessing the recoverable amount; and

•	making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs.

We cannot predict if an event that triggers impairment or a reversal of impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting our consolidated financial statements.

Equity-Accounted Investments

Investments in which we exercise significant influence (but do not control) or have joint control (as joint ventures) are accounted for using the equity method.

Significant influence is the power to participate in the financial and operating policy decisions of the investee, commonly referred to as an associate.

Pension and Other Post-Retirement Benefits

For employee retirement and other defined benefit plans:

•	accrued liabilities are recorded net of plan assets;

•	costs, including current and past service costs, gains or losses on curtailments and settlements, and remeasurements are actuarially determined on a regular basis using the projected unit credit method; and

•	past service cost is recognized in net earnings at the earlier of (a) when a plan amendment or curtailment occurs; or (b) when related restructuring costs or termination benefits are recognized.

Remeasurements, recognized directly in OCI in the period they occur, are comprised of actuarial gains and losses, return on plan assets (excluding amounts included in net interest) and the effect of the asset ceiling (if applicable).

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Defined contribution plan costs are recognized in net earnings for services rendered by employees during the period.

Estimates and judgments are required to determine discount rates, health care cost trend rates, projected salary increases, retirement age, longevity and termination rates. These assumptions are determined by management and are reviewed annually by our independent actuaries.

130 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 30	Accounting Policies, Estimates and Judgments Continued

Our discount rate assumptions are impacted by:

•	the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;

•	country specific rates; and

•	the use of a yield curve approach based on the respective plans’ demographics, expected future pension benefits and medical claims. Payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

Asset Retirement Obligations and Accrued Environmental Costs

Provisions are:

•	measured at the present value of the cash flows expected to be required to settle the obligation; and

•	reviewed at the end of each reporting period for any changes, including the discount rate, foreign exchange rate, and amount or timing of the underlying cash flows, and adjusted against the carrying amount of the provision and any related asset; otherwise, it is recognized in net earnings.

As a result of the Merger, we recognized contingent liabilities, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the amount that would be recognized if the liability becomes probable.

Asset retirement obligations and accrued environmental costs include:

•	reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;

•	land reclamation and revegetation programs;
•	decommissioning of underground and surface operating facilities;

•	general cleanup activities aimed at returning the areas to an environmentally acceptable condition; and

•	post-closure care and maintenance.

Estimates for provisions take into account the following:

•	most provisions will not be settled for a number of years;

•	environmental laws and regulations and interpretations by regulatory authorities could change or circumstances affecting our operations could change, either of which could result in significant changes to current plans; and

•	the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements. We use appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which we operate. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates.

Business Combinations

•	Consideration is measured at the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. Foreign exchange hedge gains or losses which we designated a cash flow hedge are included in the consideration.

•	Identifiable assets acquired and liabilities assumed are generally measured at fair value.
•	The excess of total consideration for each acquisition plus non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.

•	For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

In millions of US dollars unless otherwise noted	2020	Nutrien Annual Report 131

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

NOTE 30	Accounting Policies, Estimates and Judgments Continued

Purchase price allocation involves judgment in identifying assets acquired and liabilities assumed, and estimation of their fair values. To determine fair values, we used quoted market prices or widely accepted valuation techniques. Key assumptions include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. We performed a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We also engaged independent valuation experts on certain acquisitions to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

Transaction costs are recorded in acquisition and integration related costs in other (income) expenses.

Standards, Amendments and Interpretations Effective and Applied

The IASB and IFRS Interpretations Committee (“IFRIC”) have issued certain standards and amendments or interpretations to existing standards that were effective, and we have applied.

We have adopted the following amended standards and interpretations with no material impact on our consolidated financial statements:

•	Conceptual Framework for Financial Reporting

•	Amendments to IAS 1 and IAS 8, Definition of Material

•	Amendments to IFRS 3, “Business Combinations”, Definition of a business

•	Interest Rate Benchmark Reform – Phase 1 – Amendments to IFRS 9, IAS 39 and IFRS 7

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2020. The following amended standards and interpretations are being reviewed to determine the potential impact on our consolidated financial statements:

•	Amendments to IAS 1, Classification of liabilities as current or non-current
•	Amendment to IAS 16, “Property, plant and equipment”

•	Amendment to IAS 37, Onerous contracts

•	Annual improvements 2018 – 2020

•	Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

•	IFRS 17, “Insurance contracts”

132 Nutrien Annual Report	2020	In millions of US dollars unless otherwise noted

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

TERMS & DEFINITIONS

Terms
AECO	Alberta Energy Company, Canada
Argus	Argus Media group, UK
Bloomberg	Bloomberg Finance L.P., USA
CDP Climate	CDP Worldwide, England
CRU	CRU International limited, UK
ESG	Environmental, social and governance
FTSE Russell	FTSE International Limited, England
ISS Quality Scores	Institutional Shareholder Services Inc., USA
Moody’s	Moody’s Corporation (NYSE: MCO), USA
MSCI ESG Rating	MSCI Inc., USA
NYMEX	New York Mercantile Exchange, USA
NYSE	New York Stock Exchange, USA
S&P/S&P Global CSA	S&P Global Inc., USA
Sustainalytics ESG Risk	Sustainalytics, a Morningstar, Inc. company, Netherlands
TSX	Toronto Stock Exchange, Canada
USDA	United States Department of Agriculture, USA
CAD	Canadian dollar
USD	United States dollar
AUD	Australian dollar

Scientific Terms
Potash	KCI	potassium chloride, 60-63.2% K2 O (solid)
Nitrogen	NH3	ammonia (anhydrous), 82.2% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
	CO2e	carbon dioxide equivalent
Phosphate	MGA	merchant grade acid, 54% P2 O5 (liquid)
	DAP	diammonium phosphate, 46% P2 O5 (solid)
	MAP	monoammonium phosphate, 52% P2 O5 (solid)
	SPA	superphosphoric acid, 70% P2 O5 (liquid)
	AS	ammonium sulfate (solid)

Product Measures
K2O tonne	Measures the potassium content of products having different chemical analyses
N tonne	Measures the nitrogen content of products having different chemical analyses
P2O5 tonne	Measures the phosphorus content of products having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

2020	Nutrien Annual Report 133

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

Definitions
Blue/low carbon ammonia	Ammonia produced primarily utilizing carbon capture utilization & storage (“CCUS”) or other low-emission production technologies to significantly reduce the carbon intensity of resultant production.
Brownfield	New project expanding or developing an existing facility or operation.
Capital deployment	Cash outlays for property, plant and equipment, intangible assets, business acquisitions (net of cash acquired), investments, dividends and repurchase of common shares.
Community investment	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods and services and employee volunteerism (on corporate time).
Compound Annual Growth Rate

Represents the rate of return that would be required for an investment to grow from its beginning balance to its ending balance assuming the profits were reinvested at the end of each year of the investment’s lifespan.

Environmental Incidents

Number of incidents includes release quantities that exceed the US Comprehensive Environmental Response, Compensation, and Liability Act limits; in potash facilities any release that exceeds Saskatchewan release limits (based on the Saskatchewan Environmental Code); non-compliance incidents that exceed $10,000 in costs to reach compliance; or enforcement actions with fines exceeding $1,000.

Total Employee Turnover Rate	The number of permanent employees who left the Company due to voluntary and involuntary terminations, including retirements and deaths, as a percentage of average permanent employees for the year.
Greenfield capacity	New operation built on an undeveloped site.
Latin America	South America, Central America, Caribbean and Mexico.
Lost-Time Injury Frequency

Total lost-time injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Merger

The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act and became wholly owned subsidiaries of Nutrien Ltd.

Mmt	Million metric tonnes
North America	Canada and the US.
Offshore	All markets except Canada and the US.
Taxes and royalties

Includes tax and royalty amounts on an accrual basis calculated as: current income tax expense from continuing and discontinued operations minus investment tax credits and realized excess tax benefit related to share-based compensation plus potash production tax, resource surcharge, royalties, municipal taxes and other miscellaneous taxes.

Total Recordable Injury Frequency

Total recordable injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Total Shareholder Return	Return on investment in Nutrien shares from the time the investment is made based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares.
Voluntary Employee Turnover	The number of permanent employees who left the Company due to voluntary terminations as a percentage of average permanent employees for the year. Includes voluntary retirements and resignations.
Working capital ratio	Current assets divided by current liabilities.

134 Nutrien Annual Report	2020

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

BOARD OF DIRECTORS

SENIOR MANAGEMENT

2020	Nutrien Annual Report 135

Overview	Management’s Discussion & Analysis	Three-Year Highlights	Financial Statements	Other Information

SHAREHOLDER INFORMATION

DIVIDENDS	OWNERSHIP	COMMON SHARE PRICES

Dividend amounts paid to shareholders resident in Canada are adjusted by the exchange rate applicable on the dividend record date. Dividends are normally paid in January, April, July and October with record dates normally set approximately three weeks in advance of the payment date. Future cash dividends will be paid out of, and are conditioned upon, the Company’s available earnings. Shareholders who wish to have their dividends deposited directly to their bank accounts should contact the transfer agent and registrar, Computershare Investor Services Inc.	On February 18, 2021, there were 583 holders of record of the Company’s common shares.	The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange. Nutrien is included in the S&P/TSX 60 and the S&P/TSX Composite indices.

OFFICES

Nutrien’s registered head office is:	It also has corporate offices at:

Suite 500, 122 – 1st Avenue South Saskatoon, Saskatchewan Canada S7K 7G3	13131 Lake Fraser Drive SE Calgary, Alberta Canada T2J 7E8	5296 Harvest Lake Drive Loveland, Colorado US 80538

Investor Relations

Investor Relations Department

Email	investors@nutrien.com

Phone	(403) 225-7451

TRANSFER AGENT		NYSE CORPORATE GOVERNANCE

You can contact Computershare Investor Services Inc., the Company’s transfer agent, as follows:		The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2020 Annual Report on Form 40-F.

Phone	1-800-564-6253
(toll-free within Canada and the US)
1-514-982-7555
(from any country other than Canada and the US)

By Fax	1-888-453-0330
(all countries)

By Mail	Computershare
100 University Ave,
8th Floor, North Tower
Toronto, ON M5J 2Y1

Internet	Access your registered account on the Investor
Centre website:
www.investorcentre.com

136 Nutrien Annual Report	2020

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